


Velocity

Velocity Express Corporation
2004 Annual Report

VELOCITY EXPRESS CORPORATION

TABLE OF CONTENTS

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 3, 2004

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**0-28452**	**87-0355929**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut	**06880**
(Address of Principal Executive Offices)	(Zip Code)

(203) 349-4160
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $0.004 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act).

Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: December 27, 2003: $3,386,179.

As of July 3, 2004, there were 10,284,301 shares of Common Stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None

TABLE OF CONTENTS

PART I.

Forward-Looking Information

In accordance with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, Velocity Express Corporation (the "Company") notes that certain statements in this Form 10-K and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. Additionally, such statements are based, in part, on assumptions made by, and information currently available to, management, including management's own knowledge and assessment of the Company, the industry and competition. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or from those results presently anticipated or projected.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-K is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

ITEM 1 DESCRIPTION OF BUSINESS

Company Overview

Velocity Express Corporation (formerly known as United Shipping & Technology, Inc.) and its subsidiaries are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment.

The Company has one of the largest nationwide networks of time-critical logistics solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. Our customers are comprised of multi-location, blue chip customers with operations in the commercial & office products, financial, healthcare, transportation & logistics, technology, and energy sectors.

The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer.
- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements.

The largest customer base for scheduled logistics consists of financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence. Distribution logistics typically involves receiving bulk shipments from the customer and dividing and sorting them for delivery to specific locations. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

Acquisition and Integration of Corporate Express Delivery Systems

Effective August 28, 1999, United Shipping & Technology Inc., through a wholly-owned subsidiary, acquired from CEX Holdings, Inc. ("CEX") all of the outstanding shares of common stock of Corporate Express Delivery Systems, Inc. ("CEDS"), a provider of same-day delivery solutions. CEDS changed its name to UST Delivery Systems, Inc., and subsequently changed its name to Velocity Express, Inc. ("Velocity"). The results of Velocity's operations have been included in the Company's consolidated financial statements since August 28, 1999.

Immediately after the acquisition of CEDS, the Company initiated various post-merger integration and consolidation initiatives. In fiscal 2000, the Company integrated CEDS' management team into its own, resulting in the elimination of redundant positions and the realignment and "right sizing" of CEDS' field management structure. Upon the completion of this integration, the Company then began divesting CEDS' non-core air courier business operations, with the sale of one of the three acquired air courier operations in June 2000 and the closing or consolidation of unprofitable locations.

In fiscal 2001, the Company divested the second of the three non-core air courier operations in October 2000 and in the third quarter of fiscal 2001 announced the implementation of a multi-faceted restructuring program allowing it to accelerate the "right-sizing" of its operations. As a result, the Company streamlined and downsized its operations by reducing its workforce and consolidating various locations. The total charge associated with this restructuring program was $7.1 million consisting of severance costs of $2.2 million, $3.3 million for rental costs associated with the termination of building leases and location rationalization costs and $1.6 million for the write off of equipment.

In fiscal 2002, the Company divested its third air courier business operation in October 2001 and then focused its efforts on increasing the efficiency of its driver costs through the variable cost delivery model and its back office processes. In July 2001, Company began the transition to a variable cost delivery model using independent contractors and employee-owner operators in greater proportion to employee drivers. This transition resulted in improved insurance expense and improvement in overall driver and vehicle-related costs. During the same period the Company began integrating, through technology, all back office processes into one common platform, which allowed the Company to eliminate numerous redundant functions within its back office structure.

For further discussion regarding the impact these initiatives had on the operating performance of the Company, please see additional discussion in the "Management's Discussion and Analysis" section below.

Industry Overview

The Company operates in the same-day time-critical logistics industry, which includes scheduled and non-scheduled, same-day transportation of documents and packages in local and inter-city markets. The industry also provides warehousing, facilities management and logistics solutions, as well as supply chain management and cross-dock and package aggregation services.

The Company believes the market for same-day time-critical logistics solutions is large and growing. Based on industry studies, the U.S. same-day transportation services market is estimated to generate revenues in excess of $20 billion per year. Although the market is large, it is highly fragmented. There are relatively low entry barriers in this market as the capital requirements to start a local courier business are relatively small and the industry is not subject to extensive regulation. The Company believes there are currently as many as 6,000 same-day transportation companies in the United States. Most are privately held and operate only on the local level. The focus is generally on operations, with little attention given to marketing and sales. Accordingly, the Company believes there is little perceived service differentiation between competitors, and that customer loyalty is generally short-term.

There are no dominant brands in the same-day time-critical logistics industry, and there is a relatively basic level of technology usage. By contrast, the next-day package delivery industry is highly consolidated and dominated by large, well-recognized companies such as UPS® and Federal Express®, both of which use technology extensively.

The Company expects that further growth in the same-day time-critical logistics market will be fueled by corporate America's trend toward outsourcing and third-party logistics. Many businesses that outsource their distribution and logistics needs prefer to purchase such services from one source, capable of servicing multiple cities nationwide. Outsourcing decreases their number of vendors and also maximizes efficiency, improves customer service and simplifies billing. Customers are also seeking to reduce their cycle times and implement "supply chain management" and "just-in-time" inventory management practices designed to reduce inventory carrying costs. The growth of these practices has increased the demand for more reliable logistics services. The Company believes that same-day transportation customers increasingly seek greater reliability, convenience, and speed from a trusted package delivery provider. Customers are also seeking to streamline their processes, improve their customer-vendor relationships and increase their productivity. The Company believes it is the only national same-day transportation and logistics service provider with the geographic reach and national footprint to meet these evolving needs.

Regulation and Safety

The Company's business and operations are subject to various federal, state, and local regulations and, in many instances, require permits and licenses from these authorities. The Company holds nationwide general commodities authority from the Federal Highway Administration of the U.S. Department of Transportation to transport certain property as a motor carrier on an inter-state basis within the contiguous 48 states and, where required, holds statewide general commodities authority. The Company is also subject to regulation by the Federal Aviation Administration/Transportation Safety Administration for cargo shipments intended for transport on commercial airlines.

In connection with the operation of certain motor vehicles, the handling of hazardous materials in its delivery operations and other safety matters, including insurance requirements, the Company is subject to regulation by the U.S. Department of Transportation and the states. The Company is also subject to regulation by the Occupational Safety and Health Administration, provincial occupational health and safety legislation and federal and provincial employment laws with respect to such matters as hours of work, driver logbooks and workers' compensation. The Company believes that it is in compliance with all of these regulations. Failure to comply with the applicable regulations could result in substantial fines or possible revocations of one or more of the Company's operating permits.

From time to time, the Company's drivers are involved in accidents. The Company carries liability insurance with a per claim self-insured retention. Owner-operators and independent contractors are required to maintain auto liability insurance at amounts required by the Company. The Company also has insurance policies covering fidelity liability, which coverage includes all drivers. The Company reviews prospective drivers to ensure that they have acceptable driving records, and pass a criminal background and drug test, among other criteria.

Sales and Marketing

The Company has initiated a comprehensive sales and marketing program that emphasizes its competitive position as the leading national provider of same-day transportation services. The Company has also realigned its national accounts and logistics team, and restructured its field sales organization to effectively pursue growth opportunities. Sales efforts are conducted at both the local and national levels through the Company's extensive network of local sales representatives. The Company employs 33 marketing and sales representatives who make regular calls on existing and potential customers to determine their ongoing delivery and logistics needs. Sales efforts are coordinated with customer service representatives who regularly communicate with customers to monitor the quality of services and quickly respond to customer concerns.

The Company's sales department develops and executes marketing strategies and programs that are supported by corporate communications and research services. The corporate communications department also provides ongoing communication of corporate activities and programs to employees, the press and the general public. The expansion of the Company's national sales program and continuing investment in technology to support expanding operations have been undertaken at a time when large companies are increasing their demand for delivery providers who offer a range of delivery services at multiple locations. As of the end of fiscal 2004, approximately 80 percent of the Company's revenues come from national companies needing multi-location logistics solutions.

Competition

The Company competes with a number of established, local, same-day couriers and messenger services. Competition in local markets is intense. Nationally, the Company competes with other large companies having same-day transportation operations in multiple markets. Although many of the Company's competitors have substantial resources and experience in the same-day transportation business, the Company believes that its national presence, wide array of service offerings, use of sophisticated technology and branding strategy will allow it to successfully compete in any market in which it currently operates or may elect to enter.

There are also a number of national and international carriers who provide document and package shipment solutions to individuals and business customers. This market, which is dominated by major carriers such as UPS®, Federal Express®, Airborne™, DHL™ and the United States Postal Service, is also extremely competitive. However, these companies engage primarily in the next-day and second-day ground and air delivery businesses and operate by imposing strict drop-off deadlines and rigid package dimension and weight limitations on customers. By comparison, the Company operates in the same-day transportation business, and handles customized delivery needs on either a scheduled, distribution or expedited basis. Accordingly, the Company does not believe that it is in direct competition with these major carriers in same-day transportation services although there are no assurances that one of these entities might not enter its market.

Technology

The Company believes the integration of high-tech communications software within the currently low-tech same-day transportation business can provide a market differentiation between its services and those of its competitors. The Company believes customers will be attracted to companies with the ability to offer greater efficiency, service, and customer supply chain information through the use of technology. The Company plans to continue to use technology to manage and coordinate its dispatching, delivery, tracking, warehousing and logistics, and other back office functions in order to help its customers and itself operate more efficiently and cost-effectively. To meet the customers' needs for reliability, efficiency and speed, the Company has implemented and will continue to implement the following technology initiatives:

- Smart package tracking technology which will provide a single source of aggregated delivery chain of custody supply chain information to national customers;
- A customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, real-time proof of delivery retrieval and customer order entry
- Route optimization software for large-market delivery efficiency

Trademarks

The Company has registered Velocity Express®, Velocity®, Relentless Reliability® and currently has other applications pending for trademarks and service marks ("marks") in the United States and internationally.. There can be no assurance that any of these marks, if registered, will afford the Company protection against competitors with similar marks that may have a use date prior to that of the Company's. In addition, no assurance can be given that others will not infringe upon the Company's marks, or that the Company's marks will not infringe upon marks and proprietary rights of others. Furthermore, there can be no assurance that challenges will not be instituted against the validity or enforceability of any mark claimed by the Company, and if instituted, that such challenges will not be successful.

Employees

As of July 3, 2004, the Company had approximately 1,721 employees, of whom approximately 786 primarily were employed in various management, sales, and other corporate positions and approximately 935 were employed as drivers and operations personnel. Additionally, the Company had contracts with approximately 4,000 independent contractor drivers in its delivery operations in North America. The Company believes that its relations with its employees are good and the Company is not a party of any collective bargaining agreement.

ITEM 2. DESCRIPTION OF PROPERTY

As of July 3, 2004 The Company operated from 141 leased facilities in the United States and two leased facilities in Canada (not including customer-owned facilities). These facilities are principally used for distribution and warehousing operations. The table below summarizes the location of our current leased facilities within the United States:

State	Number of Leased Facilities	State	Number of Leased Facilities
Alabama	3	New Jersey	3
Arizona	2	New Mexico	1
Arkansas	3	New York	13
California	9	North Carolina	9
Colorado	1	North Dakota	2
Connecticut	2	Oklahoma	4
Florida	8	Oregon	1
Georgia	3	Pennsylvania	6
Idaho	1	South Carolina	2
Illinois	1	South Dakota	2
Iowa	8	Tennessee	3
Louisiana	8	Texas	10
Maryland	1	Utah	1
Massachusetts	2	Virginia	8
Michigan	7	Washington	4
Minnesota	4	Wisconsin	2
Mississippi	4	**Total facilities in U.S.**	**141**
Nebraska	3		

The Company's corporate headquarters is located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880. The Company believes that its properties are well maintained, in good condition and adequate for its present needs. Furthermore, the Company believes that suitable additional or replacement space will be available when required.

As of July 3, 2004, the Company leased approximately 735 vehicles of various types through operating leases, which were operated by drivers employed by the Company. The Company also engages independent contractors who provide their own vehicles and are required to carry insurance coverage at levels dictated by the Company.

Aggregate rental expense, primarily for facilities, was approximately $18.6 million for the year ended July 3, 2004. See Note 10 to the Company's Consolidated Financial Statements.

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involves workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. The Company carries workers compensation insurance and auto liability coverage for its employees. The Company and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of the Company. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending active lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.
- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to shareholders during the fourth quarter of fiscal 2004.

PART II.

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's Common Stock currently trades under the symbol "**VEXPE**" on the NASDAQ Small Cap Market. The following table sets forth the quarterly high and low closing prices for the Company's Common Stock, as reported by NASDAQ for each full quarterly period within the two most recent fiscal years. These prices represent inter-dealer prices without adjustment for mark-up, mark-down or commission and do not necessarily reflect actual transactions.

Period	High	Low
Fiscal 2004:		
First Quarter	$0.90	$0.61
Second Quarter	0.83	0.57
Third Quarter	1.02	0.51
Fourth Quarter	0.70	0.29
Fiscal 2003:		
First Quarter	$3.20	$1.87
Second Quarter	1.94	0.64
Third Quarter	0.94	0.64
Fourth Quarter	0.98	0.61

The closing price of the Company's stock on December 10, 2004 was $0.22.

On December 10, 2004, the number of registered holders of record of Common Stock was 397. Approximately 2,600 shareholders hold common stock in street name.

The transfer agent for the Company's Common Stock is American Stock Transfer & Trust, 59 Maiden Lane, New York, New York.

The Company has not paid any cash dividends on its Common Stock and expects that for the foreseeable future it will follow a policy of retaining earnings, if any, in order to finance the continued operations of its business. Payment of dividends is within the discretion of the Company's Board of Directors and will depend upon the earnings, capital requirements and operating and financial condition of the Company, among other factors. Further, the Company's ability to pay dividends is restricted under the terms of the revolving credit facility and subordinated debt facility.

Equity Compensation Plan Information

The Company maintains the 1995 Stock Option Plan (the "1995 Plan"), the 2000 Stock Option Plan (the "2000 Plan") and the 1996 Director Stock Option Plan (the "1996 Director Plan"), pursuant to which it may grant equity awards to eligible persons. The shareholders of the Company have approved the 1995 Plan, the 2000 Plan and the 1996 Director Plan.

The following table sets for information about the Company's equity compensation plans as of July 3, 2004. For more information about the Company's stock option plans, see Note 8 to the Consolidated Financial Statements.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	7,455,952(1)	$1.88	1,497,252(2)
Equity compensation plans not approved by security holders(3)	4,457,947	1.28	NA
Total	11,913,899	$1.66	1,497,252

(1) 175,402 to be issued under the 1995 Plan; 788,611 to be issued under the 2000 Plan; and 9,000 to be issued under the 1996 Director Plan.
(2) 68,004 remaining under the 1995 Plan; 1,321,248 remaining under the 2000 Plan; and 108,000 remaining under the 1996 Director Plan.
(3) Includes (i) 95,000 non qualified stock options that were issued in October and November 2000 to certain executive officers in connection with their offers of employment with the Company and vest ratably over three years; (ii) 20,000 non-qualified stock options issued in October 2001 to certain executive officers and vest ratably over two years on each six-month anniversary of the date of grant; (iii) 15,000 non qualified stock options issued to a consultant in exchange for services provided in 1999 which option vested on the date of grant; (iv) 4,327,947 shares of common stock issuable upon exercise of warrants. The warrants were granted to employees and outside contractors for the purpose of compensation and bonuses and have various grant dates, expiration dates and exercise prices. Certain of the warrants contain a provision to allow additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants.

Recent Sales of Unregistered Securities

The following describes sales of the Company's securities in the last fiscal quarter without registration under the Securities Act of 1933 (the "Securities Act"):

In February 2004, the Company's Board of Directors authorized the sale of up to $12.0 million of Series J Convertible Preferred Stock ("Series J Preferred") through a private placement. In the March and April 2004, the Company sold 3,088,126 shares of Series J Preferred to investors for net proceeds of approximately $4.6 million. The issuance of the Series J Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The initial conversion price of the Series J Preferred is $0.15 per common share, and is convertible, upon shareholder approval of the issuance of the Series J Preferred, into the Company's common stock. Both the conversion price and the number of common shares into which the Series J Preferred is convertible are subject to adjustment in order to prevent dilution. In the event the Company issues or sells any shares of Common Stock or securities convertible into or exercisable for Common Stock for a consideration per share of Common Stock received or receivable upon conversion or exercise of such securities, of less than the market price of the Common Stock, determined as of the date of the initial issue or sale, the conversion rate of the Series J Preferred shall be proportionately adjusted to prevent dilution. The Series J Preferred was deemed to have contained a beneficial conversion amounting to $4.6 million which was recognized as a deemed dividend to preferred shareholders. The Company began selling its Series J Preferred on March 30, 2004 and has completed the sale of the Series J Preferred on July 26, 2004. Upon completion of the sale of the Series J Preferred, the Company will be required to recognize a charge against net income (loss) available to common shareholders of approximately $7.4 million to reflect the beneficial conversion in the Series J Preferred.

On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. The Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders. The Company began selling its Series K Preferred on August 23, 2004 and has not completed the sale of the total authorized Series K Preferred. Upon completion of the sale of the Series K Preferred, the Company may again be required to recognize a charge against net income (loss) available to common shareholders to reflect the beneficial conversion.

The Company did not use an underwriter or placement agent in connection with selling the Series' J and K Preferred, and no underwriting commissions were paid. No means of general solicitation was used in offering the securities. The securities were sold to a limited group of accredited investors within the meaning of Rule 501(a) of Regulation D under the Securities Act of 1933 (the "Securities Act") in a private placement transactions, exempt from registration under Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.

On December 21, 2004, the Company signed a purchase agreement to raise approximately $21 million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. The Preferred Series M Stock will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19%. As part of the transaction, the investors required that the Company's charter be amended in a number or respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Preferred Series M will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Preferred Series M Stock plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year, and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

As part of the above-described Series M private placement, the new investors required that TH Lee Putnam Ventures ("THLPV") reach an agreement to extend, for a two-year period, the July 1, 2004 capital contribution agreement previously entered into between THLPV and the lenders. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty (30) day period following the notification. In exchange for entering into the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase shares of common stock equal to 1% of the fully diluted common stock of the Company on a fully converted basis. The term of the warrant will be five years and will have an exercise price of $0.0001. Due to the pricing of the warrant, the Company expects to take a charge.

The new investors, in the Company's Preferred Series M, include: Special Situations Fund III, LP and affiliated entities Scorpion Capital Partners, LP, Pequot Capital; TH Lee Putnam Ventures and affiliated entities Jack Duffy, William Kingston, Adolf DiBiasio, Vincent Wasik, and MCG Global, LLC.

On December 20, 2004, the Company's Board of Directors authorized the sale of up to $7.0 million of Series L Convertible Preferred Stock ("Series L Preferred") through a private placement. The purchaser will be TH Lee Putnam Ventures and its related affiliates. The Company entered into a Stock Purchase Agreement on

December 21, 2004, pursuant to which the Company will sell, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The consideration for the Series L will consist of cancellation of the Company's obligation to repay the investor the funds paid by the investor to the Company's senior lender to support the Company's revolving credit facility. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

ITEM 6. SELECTED FINANCIAL DATA

Set forth below is selected financial data for fiscal years 2004, 2003, 2002, 2001 and 2000:

	Year Ended				
	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000(1)
	(In thousands, except per share data)				
Selected Statements of Operations Data:					
Revenue	$287,918	$307,138	$342,727	$471,682	$471,152
Cost of services	238,320	241,136	264,766	377,498	364,881
Gross profit	49,598	66,002	77,961	94,184	106,271
Operating expenses	93,940	74,989	76,040	116,425	129,584
Restructuring charge	—	—	—	7,060	—
Operating income (loss)	(44,342)	(8,987)	1,921	(29,301)	(23,313)
Net interest (expense) income	(3,385)	(2,971)	(12,577)	(6,334)	(5,272)
Common stock warrant charge	—	—	(1,048)	—	—
Other (expense) income	(109)	(301)	1,225	364	373
Net loss	$ (47,836)	$ (12,259)	$ (10,479)	$ (35,271)	$ (28,212)
Net loss applicable to common shareholders	$ (77,683)	$ (15,609)	$ (20,357)	$ (35,022)	$ (31,720)
Basic and diluted loss per common share	$ (11.04)	$ (3.39)	$ (5.82)	$ (10.51)	$ (11.37)
Basic and diluted weighted average number of common shares outstanding	7,038	4,606	3,500	3,333	2,790

	As of				
	July 3, 2004	June 28, 2003	June 29, 2002	June 30, 2001	July 1, 2000
Balance Sheet Data					
Working capital (deficit)	$ (35,543)	$ (20,419)	$ 21,155	$ (2,809)	$ (18,607)
Total assets	93,676	106,489	113,889	158,375	181,723
Long-term debt and capital leases	5,235	4,602	38,756	61,242	39,495
Redeemable preferred stock	—	—	—	35,421	25,261
Shareholders' equity (deficit)	6,476	22,450	29,315	(31,592)	(1,123)

(1) During the first quarter of fiscal 2000, the Company acquired all the common stock of Velocity Express, Inc., formerly known as Corporate Express Delivery Systems, Inc. The results of operations of Velocity are included from the date of acquisition.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS

This Management's Discussion and Analysis of Financial Condition and Results of Operations and other parts of this Annual Report on Form 10-K contain forward-looking statements that involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements and such differences may be material.

Sales consist primarily of charges to customers for delivery services and weekly or monthly charges for recurring services, such as facilities management. Sales are recognized when the service is performed. The Revenue and Profit for a particular service is dependent upon a number of factors including size and weight of articles transported, distance transported, special handling requirements, requested delivery time and local market conditions. Generally, articles of greater weight transported over longer distances and those that require special handling produce higher revenue and associated profits.

Cost of sales consists of costs relating directly to performance of services, including driver and messenger costs, third party delivery charges, insurance and workers' compensation costs. Substantially all of the drivers used by the Company provide their own vehicles, and approximately 81% of these owner-operators are independent contractors as opposed to employees of the Company. Drivers and messengers are generally compensated based on a percentage of the delivery charge. Consequently, the Company's driver and messenger costs are variable in nature. To the extent that the drivers and messengers are employees of the Company, employee benefit costs related to them, such as payroll taxes and insurance, are also included in cost of sales.

Selling, general and administrative expenses ("SG&A") include salaries, wages and benefit costs incurred at the branch level related to taking orders and dispatching drivers and messengers, as well as administrative costs related to such functions. Also included in SG&A expenses are regional and corporate level marketing and administrative costs and occupancy costs related to branch and corporate locations.

Critical Accounting Policies and Estimates

The Company's discussion and analysis of financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to bad debts, goodwill and intangible assets, insurance reserves, income taxes, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

The Company believes the following critical accounting policies affect its more significant judgments and estimates used in the preparation of its consolidated financial statements.

- ***Allowance for Doubtful Accounts***

  The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make payments when due or within a reasonable period of time thereafter. Estimates are used in determining this allowance based on the Company's historical collection experience, current trends, credit policy and a percentage of accounts receivable by aging category. If the financial condition of the Company's customers were to deteriorate resulting in an impairment of their ability to make required payments, additional allowances or write-off may be required. In fiscal 2003, the Company hired an outside collection agency that assisted in a detailed review of the Company's accounts receivable. As a result of the review, the Company noticed deterioration in various customer receivable accounts and wrote off approximately $4.0 million of customer receivables. In fiscal, 2004 the Company increased the valuation allowance by a net $2.4 million.

- ***Goodwill and Intangible Impairment***

  The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, *Goodwill and Other Intangible Assets*, in June 2001. Effective with fiscal 2002 as a result of adopting this new standard, the Company no longer amortizes goodwill. Rather, goodwill is subjected to impairment testing, which requires that the Company estimate the fair value of its goodwill and compare that estimate to the amount of goodwill recorded on the balance sheet. The estimation of fair value requires making judgments concerning future cash flows and appropriate discount rates. These cash flow estimates take into account current customer volumes and the expectation of new or renewed contracts, historic gross margins, historic working capital parameters and planned capital expenditures. The estimate of the fair value of goodwill could change over time based on a variety of factors, including the actual operating performance of the Company. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets.

  In order to determine the fair value of Velocity Express the Company employed three approaches, as follows:

  - Implied Enterprise Value based upon publicly trade stock prices;
  - Analysis of Fair Value based upon most recent corporate transactions; and
  - Analysis of Fair Value based upon Discounted Cash Flow.

  Each of the approaches indicated above yield a range of values and is widely accepted in determining Fair Value for an enterprise. In each instance, the values indicated were in excess of the carrying amount of Goodwill, and therefore no adjustment for impairment was required in fiscal 2004.

- ***Insurance Reserves***

  The Company maintains an insurance program with insurance policies that have various deductible levels. The Company reserves the estimated amounts of uninsured claims and deductibles related to such insurance retentions for claims that have occurred in the normal course of business. These reserves are established by management based upon the recommendations of third-party administrators who perform a specific review of open claims, with consideration of incurred but not reported claims, as of the balance sheet date. Actual claim settlements may differ materially from these estimated reserve amounts.

- ***Income Taxes***

  In determining the carrying value of the Company's net deferred tax assets, the Company must assess the likelihood of sufficient future taxable income in certain tax jurisdictions, based on estimates and assumptions in order to realize the benefit of these assets. Management evaluates whether the deferred tax assets may be realized and assesses the need for additional valuation allowances or reduction of existing allowances. Consistent with prior years, the Company has assessed a valuation allowance against its entire deferred tax asset as of July 3, 2004.

- ***Contingencies***

  As discussed in Note 10 to the consolidated financial statements, the Company is involved in various legal proceedings and contingencies and has recorded liabilities for these matters in accordance with SFAS No. 5, *Accounting for Contingencies*. SFAS No. 5 requires a liability to be recorded based on the Company's estimate of the probable cost of the resolution of a contingency. The actual resolution of these contingencies may differ from our estimates. If a contingency were settled for an amount greater than the estimate, a future charge to income would result. Likewise, if a contingency were settled for an amount that is less than the estimate, a future credit to income would result.

Overview

The Company is engaged in the business of providing same-day time-critical logistics solutions to individual consumers and businesses, primarily in the United States with limited operations in Canada.

The Company has one of the largest nationwide networks of time-critical logistics solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer, for example, financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence.
- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

The Company's customers represent a variety of industries and utilize the Company's services across multiple service offerings. Revenue categories and percentages of total revenue are as follows:

Commercial & office products	34.9%
Financial services	31.0%
Healthcare	20.1%
Transportation & logistics	7.5%
Energy	4.7%
Technology	1.7%

With the enactment of the Federal Law known as Check 21, on October 28, 2004, the Company anticipates continued derogation of financial services revenue as financial institutions will now electronically scan and process checks, without the required need to move the physical documents to the clearing institution. More than off-setting this derogation of revenue in the Financial Services industry, the Company believes it will continue to benefit from the growth in Healthcare and Healthcare related services industries within the United States, and be able to effectively leverage their broad coverage footprint to capitalize on this national growth industry.

During fiscal 2005, the Company plans to continue to invest in automated technologies that will increase their competitive advantage in the market by providing more economical delivery routing, enhance and automated package tracking, and increased productivity from both a frontline delivery and back office perspective. During fiscal 2004, the Company spent over $3 million, in the development and implementation of route management software solutions that are anticipated to have a significant impact on reducing overall delivery cost, and increasing the Company's ability to better manage their variable operating cost. These initiatives will be fine tuned over the next 12 to 24 months, and are anticipated to be applied across all services offering categories, allowing the Company to become more profitable and price competitive, through optimized route management and delivery density.

Achieving the Company's financial goals involves maximizing the effectiveness of the variable cost model by replacing Company drivers with independent drivers, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office SG&A platform. To date, the Company has primarily relied upon debt and equity investments to fund these activities. During fiscal 2005, the Company will continue to seek the required additional financing from lenders or through the issuance of additional equity; however, there can be no assurance that this funding can be obtained.

Historical Results of Operations

Year ended July 3, 2004 Compared to Year Ended June 28, 2003

The Company reports its financial results on a 52-53 week fiscal year basis. Under this basis, the Company's fiscal year ends on the Saturday closest to June 30th. Fiscal 2004 was a 53 week year, 2003 and 2002 each consisted of 52 weeks. In fiscal years consisting of 53 weeks, the final quarter will consist of 14 weeks. As such, the fiscal 2004 year includes an additional week of revenues and expenses when compared against the results of fiscal 2003 and 2002, respectively.

Revenue for the year ended July 3, 2004 decreased $19.2 million or 6.3% to $287.9 million from $307.1 million for the year ended June 28, 2003. The decrease in revenue for the year ended July 3, 2004 compared to the same period last year is related to lower volume experienced as a result of customer attrition, revenue loss associated with pricing pressure, and customer freight volume fluctuations of approximately $54.3 million. This decline was offset by revenue growth during the year from new customer contracts and expansion within existing customers of approximately $35.1 million. A greater focus on selling to national accounts resulted in an increased proportion of revenues originating from those accounts. In fiscal 2004, $149.5 million or 51.9% of total revenues can be attributed to the Company's 50 largest accounts; versus $129.1 million or 42.0% during fiscal 2003.

The Company is continually engaged in bidding additional contract work for a variety of customers. The Company's current pipeline of bidding activity remains robust, with potential customers whose expected billings would amount to approximately $92 million on an annual basis. The activity is consistent across all geographic regions in which the Company operates. Implementation of newly awarded contracts generally requires from thirty to sixty days for full implementation.

Cost of services for the year ended July, 2004 was $238.3 million, a reduction of $2.8 million or 1.2% from $241.1 million for the year ended June 28, 2003. These decreases consist of a $7.5 million volume and restructure related reductions in employee driver, and employee driver related, cost, off-set by increases of $4.7 million related to the rising insurance cost. During 2004, under the employee driver based model, the Company was effected adversely by fix driver pay commitments during periods where customer attrition and reductions in sales volume where experienced. As a result, when combined with the increase in insurance cost, gross margin declined from 21.5% in the prior-year to 17.2% for the year ended July 3, 2004. During the Second/Third Quarter of 2004, the Company began the implementation of an independent contractor driver based model, which it believes will allow for continued improvement in driver related cost, inclusive of insurance related expenditures, creating a more variable based cost structure and higher gross margins. As of July 3, 2004, the Company had reduced the number of employee based drivers by approximately 10% from the prior fiscal year-end. Additionally, the Company is now implementing proprietary route management technology which it feels will allow the Company to improve its gross margin. The implementation was begin in February 2004 and is targeted to be completed in all areas within a two year period.

Selling, general and administrative ("SG&A") expenses for the year ended July, 2004 were $79.9 million or 27.7% of revenue, an increase of $17.9 million or 28.9% as compared with $62.0 million or 20.2% of revenue for the year ended June 28, 2003. The increase in SG&A for the year resulted, in part, from $7.7 million of incremental adjustments to the Company's accounts receivable versus the one year prior period. An additional $2.7 million of SG&A was recorded to recognize the cost of warrants issued to certain members of management.

Further, approximately $2.4 million of the SG&A increase relates to increased utilization of contract labor. Other items contributing to the increase totaled $5.1 million, including $1.0 million of deferred financing costs related to previous financings. Such costs did not have any relationship to the credit facilities in place at the end of the fiscal year.

Occupancy charges for the year ended July 3, 2004 were $14.0 million, an increase of $1.0 million or 8.1% from $13.0 million for the year ended June 28, 2003. The net increase is due to higher utility and common area maintenance charges, higher net rental expense and the expansion of facilities to handle increased demands associated with new markets, the expansion of the Company's coverage footprint and location specific growth and volume related requirements.

Interest expense for the year ended July 3, 2004 increased $0.4 million to $3.4 million from $3.0 million for the year ended June 28, 2003. Interest expense related to the Company's borrowings increased over the same period in the prior year as a result of higher average interest rates under the revolving credit and senior subordinated debt facilities.

As a result of the foregoing factors, the net loss for the year ended July 3, 2004 was $47.8 million, compared with $12.3 million for the same period in fiscal 2003, a decline of $35.5 million.

Net loss applicable to common shareholders was $77.7 million for year ended July 3, 2004 as compared with $15.6 million for the same period in fiscal 2003. For the year, the difference between net loss applicable to common shareholders and net loss in the current year relates to the beneficial conversion associated with the sale of the Series I Preferred & Series J Preferred. In the prior-year, the difference between net loss applicable to common shareholders and net loss related to the accretion of the charge associated with the common stock warrants issued with the Series H Preferred.

Year ended June 28, 2003 Compared to Year Ended June 29, 2002

Revenue for the year ended June 28, 2003 decreased $35.6 million or 10.4% to $307.1 million from $342.7 million for the year ended June 29, 2002. The decrease in revenue for the year ended June 28, 2003 is related to the divesture of a non-core air courier business operation of $4.1 million and lower volume experienced as a result of customer attrition, revenue loss associated with pricing pressure, and volume declines from the soft economy and severe weather of approximately $50.3 million. This decline was offset by revenue growth from new customer contracts during fiscal 2003 of approximately $18.8 million.

Cost of services for the year ended June 28, 2003 was $241.1 million, a reduction of $23.7 million or 9.0% from $264.8 million for the year ended June 29, 2002. The reduction of $23.7 million consists of $3.7 million related to the divestiture of a non-core air courier business operation and $20.0 million in reduced costs as a result of the reduced revenue described above. In fiscal 2002, the Company's results were impacted favorably by one-time gains achieved through the initial conversion to the variable cost model. As a result of the one-time savings achieved in fiscal 2002, gross margin declined from 22.7% in the prior year to 21.5% for the year ended June 28, 2003. The Company continues to refine its variable cost strategy, which will allow the Company to continue to realize savings related to overall driver and vehicle-related costs.

Selling General and Administrative ("SG&A") expenses for the year ended June 28, 2003 were $62.0 million or 20.2% of revenue, a reduction of $1.0 million or 1.6% as compared with $63.0 million or 18.4% of revenue for fiscal 2002. The decrease in SG&A for fiscal 2003 resulting from integrating, through technology, all back office processes into one common platform as well as the Company's continued focus on this integration and scaling back expenses as a result of the soft economy amounted to $6.3 million. The sale of a non-core air courier business operation eliminated $0.6 million of related costs. These reductions were offset by charges associated with the valuation of certain accounts receivable of $4.0 million and various claims amounting to $1.9 million. In fiscal 2003, the Company hired an outside collection agency that assisted in a detailed review of the

Company's accounts receivable. As a result of the review, the Company noticed deterioration in its various customer receivable accounts and took a charge of $4.0 million. Excluding these charges, the operational reduction in SG&A expenses from fiscal 2002 to fiscal 2003 was actually $6.9 million or 11.0%.

Occupancy charges for fiscal 2003 were $13.0 million, a reduction of $0.1 million or 0.8% from $13.1 million for the year ended June 29, 2002. The improvement for the year is due to divestitures of a non-core air courier business operation and better utilization of space in facilities currently occupied, offset by slightly higher costs in the third and fourth quarters related to new office startups and higher utility costs related to the cold weather and higher fuel costs.

Interest expense for the year ended June 28, 2003 decreased $9.6 million to $3.0 million from $12.6 million for the year ended June 30, 2002. Included in interest expense for the prior year are certain non-cash charges related to the conversion of the Series D Bridge Notes and interest thereon amounting to approximately $4.7 million as well as a non-cash charge of $4.0 million related to a long-term guarantee the Company received from its largest shareholder on two letters of credit supporting the Company's revolving credit facility. Interest expense related to the Company's borrowings decreased over the prior year primarily as a result of lower interest rates as the Company used LIBOR contracts for the majority of its borrowings under the revolving credit facility.

The net loss for the year ended June 28, 2003 was $12.3 million, compared with $10.5 million for the same period in fiscal 2002, an increase of $1.8 million or 17.1%. Exclusive of the SG&A charges of $5.9 million discussed above, the net loss for the year ended June 28, 2003 was $6.4 million.

Net loss applicable to common shareholders was $15.6 million for the year ended June 28, 2003 as compared with $20.4 million for the year ended June 29, 2002. The difference in the current year between net loss applicable to common shareholders and net loss relates to the beneficial conversion associated with Series H Preferred and the charge associated with the issuance of warrants to the holders of Series H Preferred. In the prior year, the difference between net loss applicable to common shareholders and net loss was comprised of non-cash charges associated with the Company's redeemable preferred stock.

Liquidity and Capital Resources

Cash flow used in operations was $15.6 million for fiscal 2004. This use of funds was comprised of cash used in operations of $26.9 million offset by cash provided as a result of working capital changes of $11.3 million ($7.1 million of which was provided through an aggressive review of accounts payable terms).

Cash flow used as a result of investing activities was $5.5 million and consisted primarily of capital expenditures for the Company's continued development and implementation of cost savings and customer-driven technology solutions initiatives. The Company's major technological cost savings initiative entails detailed and interactive analysis and optimization of the Company's routing designs and metrics. This effort is focused upon optimizing the efficiency of route definition and benchmarking standards used in delivery metrics and driver settlements. Two customer-driven technology solutions initiatives were placed in service during the fiscal year and are comprised of two elements: (i) a smart package tracking technology which provides a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval. The Company expects to reduce its capital expenditures in fiscal 2005 due to the near completion of portions of the significant software initiatives described above.

Cash flow from financing activities amounted to $20.7 million during fiscal 2004. The primary uses of cash were for the $9.4 million paydown of the revolving credit facility and pay down of a $4.0 million note payable. The note was satisfied as part of a refinancing which provided $6.0 million of cash to the Company. An additional $26.6 million was provided by the issuance of preferred stock. Debt financing costs approximated $0.9 million.

On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. This sale of Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders. The Company began selling its Series K Preferred on August 23, 2004 and has not completed the sale of the total authorized Series K Preferred. Upon the sale of any additional shares of Series K Preferred, the Company may again be required to recognize a charge against net income (loss) available to common shareholders to reflect beneficial conversion.

On December 21, 2004, the Company signed a purchase agreement to raise approximately $21 million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. The Preferred Series M Stock will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19%. As part of the transaction, the investors required that the Company's charter be amended in a number or respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Preferred Series M will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Preferred Series M Stock plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year, and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

As part of the above-described Series M private placement, the new investors required that TH Lee Putnam Ventures ("THLPV") reach an agreement to extend, for a two-year period, the July 1, 2004 capital contribution agreement previously entered into between THLPV and the lenders. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty (30) day period following the notification. In exchange for entering into the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase shares of common stock equal to 1% of the fully diluted common stock of the Company on a fully converted basis. The term of the warrant will be five years and will have an exercise price of $0.0001. Due to the pricing of the warrant, the Company expects to take a charge.

On December 20, 2004, the Company's Board of Directors authorized the sale of up to $7.0 million of Series L Convertible Preferred Stock ("Series L Preferred") through a private placement. The purchaser will be

TH Lee Putnam Ventures and its related affiliates. The Company entered into a Stock Purchase Agreement on December 21, 2004, pursuant to which the Company will sell, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The consideration for the Series L will consist of cancellation of the Company's obligation to repay the investor the funds paid by the investor to the Company's senior lender to support the Company's revolving credit facility. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

The Company reported a loss from operations of approximately $44.3 million for fiscal 2004 and has negative working capital of approximately $35.5 million at July 3, 2004, which includes the classification of the revolving credit facility as a current liability, and a reduction in Accounts Receivable balances. At July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. Pursuant to the Company's receipt of $21.0 million of investment capital, on December 21, 2004 the Company obtained waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) Availability under the credit facility for each day of the immediately preceding thirty days is greater than or equal to $1,000,000. The accompanying financial statements have been prepared as if the Company will continue as a going concern.

During fiscal 2003, an increasing portion of the Company's trade accounts payable became past due. In an effort to restructure its trade debt, the Company proposed a Trade Creditor Plan (the "Plan") to various trade creditors with balances outstanding as of August 1, 2003. The Plan included approximately 20 percent of the Company's outstanding accounts payable, and was approved by a majority of the creditors included in the Plan. It was enacted during the second fiscal quarter. Approval of the plan offset a portion of the Company's committed cash flow as it provided a vehicle for certain vendor balances to be paid over a one to three year period. Vendors under this Plan have been continuing to supply the Company with services and goods.

During fiscal 2005, the Company intends to aggressively focus its efforts on positive cash flow and continue improved operating performance. These activities include, but are not limited to, implementation of the Company's routing optimization software, maximization of the effectiveness of the variable cost model, implementation of customer-driven technology solutions, and improved leveraging of the consolidated back office SG&A platform.

The Company maintains a revolving credit facility with Fleet Capital Corporation that allows for borrowings up to the lesser of $42.5 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at July 3, 2004), or, at the Company's election, at LIBOR plus 3.25%. As of July 3, 2004, the Company has 85% of the facility usage under LIBOR contracts at an interest rate of 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility terminates on December 31, 2006. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The Company also maintains a $6.0 million senior subordinated note with interest payable quarterly at 15% per annum (to be reduced to 12%

upon the occurrence of certain events), with a quarterly principal repayment schedule commencing January 2005 terminating with a final payment at October 31, 2007.

Substantially all of the Company's assets have been pledged to secure borrowings under the revolving credit facility and senior subordinated note. The Company is subject to certain restrictive covenants under the agreements, the more significant of which include limitations on capital asset expenditures, dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain the following financial covenants:

- Capital expenditures may not exceed $2.75 million and $3.0 million, respectively for the fiscal years ending July 3, 2004 and July 2, 2005.
- EBITDA must exceed $0.75 million, $2.0 million, $2.5 million, and $3.3 million, respectively for the three month period ending January 1, 2005, the six month period ending April 2, 2005, and the six month period ending July 2, 2005, and each six month period thereafter.
- Interest Coverage ratios must exceed 1.2 to 1, 1.5 to 1, and 2.2 to 1, respectively for the three month period ending January 1, 2005; the six month period ending April 2, 2005; and the nine month period ending July 2, 2005.

At July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. These waivers are in effect through January 1, 2005; and pursuant to the Company's December 2004 receipt of $21.0 million of investment capital, the Company has finalized the extensions of the waivers for an additional two years.

On March 31, 2004 and July 1, 2004, the Company entered into the third and fourth amendments, respectively, to the amended and restated revolving credit facility with Fleet. The purpose of these amendments was to reset certain of the financial covenants provided for in the agreement discussed above.

In connection with amending and restating the revolving credit facility and obtaining the senior subordinated note, the Company was required to obtain an additional $25.2 million of investment capital. As part of this equity raise, the Company borrowed $1.0 million during the first quarter from an individual investor with an agreement to repay the principal and interest within 90 days. During the second quarter, the indebtedness to the individual investor plus the interest thereon as well as $0.1 million of other borrowings were converted to Series I Convertible Preferred Stock.

The company is continuing to pursue operational efficiencies through conversion of employee drivers to independent contractors, will reduce its back office workforce, and is pursuing savings in other areas. Through these actions, the company expects operations to be cash flow positive in the second half of fiscal 2005.

The Company reviews the adequacy of its provision for bad debts on a regular basis, taking into consideration customer payment trends, accounts receivable balances that have been outstanding greater than 90 days, customer payment trends in the transportation sector, and the strength of the overall economy. At the end of the fiscal year the reserve for bad debts approximated $4.7 million.

Contractual Obligations and Available Commercial Commitments

As of July 3, 2004, the Company had no outstanding purchase commitments for capital improvements. The following table presents information regarding contractual obligations by fiscal year (amounts in thousands):

	Payment due by period				
Contractual Obligations	**Total**	**Less Than 1 Year**	**1-2 years**	**3-5 years**	**More than 5 years**
Operating leases	$21,737	$ 9,108	$10,363	$2,266	$—
Debt	$ 8,268	$ 2,308	$ 5,467	$ 493	$—
Total	$30,005	$11,416	$15,830	$2,759	$—

The following table presents information regarding available commercial commitments and their expiration dates by fiscal year (amounts in thousands):

Commitment Expiration	Expiration by period				
	Total	Less Than 1 Year	1-2 years	3-5 years	More than 5 years
Line of Credit	$29,531	$29,531	$—	$—	$—
Total	$29,531	$29,531	$—	$—	$—

Note: for more information regarding operating leases, long-term debt and the line of credit, refer to Notes 10 and 7, respectively.

Off-Balance Sheet Arrangements

As of the date of this Annual Report, the Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors. The term "off-balance sheet arrangement" generally means any transaction, agreement or other contractual arrangement to which an entity unconsolidated with the Company is a party, under which the Company has (i) any obligation arising under a guarantee contract, derivative instrument or variable interest; or (ii) a retained or contingent interest in assets transferred to such entity or similar arrangement that serves as credit, liquidity or market risk support for such assets.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN No. 46), which requires the consolidation of variable interest entities. FIN No. 46 is applicable to financial statements issued by the Company beginning in fiscal 2004. However, disclosures are required if the Company expects to consolidate any variable interest entities.

During May 2004 the Company entered into a business venture designed to provide both the manpower and the vehicle fleet to service, first—a major customer and, subsequently—a growing market demand. This major customer's desire to outsource its delivery operation and related vehicle fleet provided the genesis for this new business venture, named Peritas. It was formed by MCG Global, one of the Company's largest investors with a strategic objective to acquire a fleet of vehicles and to lease such vehicles to Independent Contractors ("ICs") to service outsourced customer business endeavors. When in full operation, it is anticipated that the Peritas / Velocity arrangement will be one where Velocity provides administrative services to Peritas for a fee and Peritas provides vehicle leases to ICs interested in providing outsource services to some customers on behalf of Velocity.

Velocity provided for the initial purchase of $799,000 of customer vehicles, for Peritas, with an offset against account receivable balances due from the aforementioned customer. Peritas reimbursed Velocity for the full amount of the purchase price during August 2004. Additional vehicles purchases amounting to $854,000 have been subsequently made by Velocity on behalf of Peritas and repaid.

For the fiscal year ended July 3, 2004 the Company has consolidated the operations of Peritas in accordance with FIN No. 46. Such operations provided a minimal net income to Velocity of $27,000 on net sales of $36,000.

During the second quarter of fiscal 2004 TH Lee Putnam Ventures, a major investor in and related party to Velocity purchased 100% of Peritas from MCG Global.

Risk Factors

Customer Contractual Commitments

The Company's contracts with its commercial customers typically have a term of one to three years, but are terminable upon 30 or 60 days notice. Although the Company has no reason to believe that these contracts will be terminated prior to the expiration of their terms, early termination of these contracts could have a material adverse effect on the Company's business, financial condition and results of operations.

Highly Competitive Industry

The market for same-day delivery and logistics services has been and is expected to remain highly competitive. Competition is often intense, particularly for basic delivery services. High fragmentation and low barriers to entry characterize the industry. Other companies in the industry compete with the Company not only for provision of services but also for qualified drivers. Some of these companies have longer operating histories and greater financial and other resources than the Company. Additionally, companies that do not currently operate delivery and logistics businesses may enter the industry in the future.

Claims Exposure

As of July 3, 2004, the Company utilized the services of approximately 4,000 drivers and messengers. From time to time such persons are involved in accidents or other activities that may give rise to liability claims. The Company currently carries liability insurance with a per occurrence and an aggregate limit of $15 million. Owner-operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law. The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers and messengers. There can be no assurance that claims against the Company, whether under the liability insurance or the surety bonds, will not exceed the applicable amount of coverage, that the Company's insurer will be solvent at the time of settlement of an insured claim, or that the Company will be able to obtain insurance at acceptable levels and costs in the future. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims, workers' compensation claims or unfavorable resolutions of claims, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, significant increases in insurance costs could reduce the Company's profitability.

Certain Tax Matters Related to Drivers

A significant number of the Company's drivers are currently independent contractors (meaning that they are not its employees). From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. The Company does not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although the Company believes that the independent contractors the Company utilizes are not employees under existing interpretations of federal and state laws, the Company cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers' compensation, will not change. If the IRS were to successfully assert that the Company's independent contractors are in fact its employees, the Company would be required to pay withholding taxes, extend additional employee benefits to these persons and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, the Company could be required to increase their compensation since they may no longer be receiving commission-based compensation. Any of the foregoing possibilities could increase the Company's operating costs and have a material adverse effect on its business, financial condition and results of operations.

Local Delivery Industry; General Economic Conditions

The Company's sales and earnings are especially sensitive to events that affect the delivery services industry including extreme weather conditions, economic factors affecting the Company's significant customers and shortages of or disputes with labor, any of which could result in the Company's inability to service its clients effectively or the inability of the Company to profitably manage its operations. In addition, downturns in the level of general economic activity and employment in the U.S. or Canada may negatively impact demand for the Company's services.

Permits and Licensing

Although certain aspects of the transportation industry have been significantly deregulated, the Company's delivery operations are still subject to various federal (U.S. and Canadian), state, provincial and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Failure by the Company to maintain required certificates, permits or licenses, or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of the Company's authority to conduct certain of its operations.

Dependence on Key Personnel

The Company's success is largely dependent on the skills, experience and performance of certain key members of its management. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success and plans for growth also depend on its ability to attract and retain skilled personnel in all areas of its business. There is strong competition for skilled personnel in the same-day delivery and logistics businesses.

Dependence on Availability of Qualified Delivery Personnel

The Company is dependent upon its ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of its operations. The Company competes in markets in which unemployment is generally relatively low and the competition for owner-operators and other employees is intense. The Company must continually evaluate and upgrade its pool of available owner-operators to keep pace with demands for delivery services. There can be no assurance that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to the Company. The inability to attract and retain qualified delivery personnel could have a material adverse impact on the Company's business, financial condition and results of operations.

Material Weakness

In connection with the preparation of the Company's consolidated financial statements for the year ended July 3, 2004 certain significant internal control deficiencies became evident to management that, in the aggregate, represent material weaknesses, including, inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters; failure to perform timely cutoff and reviews, substantiation and evaluation of certain general ledger account balances; inadequate procurement procedures; lack of procedures or expertise needed to prepare all required disclosures; and evidence that employees lack the experience and training to fulfill their assigned functions. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes the Company's internal controls from reducing to an appropriately low level the risk that material misstatements in its financial statements will not be prevented or detected on a timely basis. If the Company is unable to correct these weaknesses in a timely manner it may represent a risk.

As part of the Company's year-end closing, expenses were identified which may have a material impact on the reported results of prior fiscal quarters. Management's attempts to accurately quantify the extent of the required inter-quarter reclassification(s), and then to assess the need to restate prior quarters' reported results, have been precluded from definitive completion by the very weaknesses identified herein. As such, attempts to completely quantify and accurately allocate quarter-specific amounts were not possible, and therefore all fiscal year-end adjustments were recorded as part of the Company's fourth quarter results. Corrections of the underlying weaknesses have been identified, and annual fiscal results are fairly stated.

Volatility of Stock Price

Prices for the Company's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of the Company and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the common stock to fluctuate significantly. In addition, general trends and developments in the industry, government regulation and other factors could have a significant impact on the price of the common stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of the common stock could be affected by such fluctuations.

Fuel Costs

The owner-operators utilized by the Company are responsible for all vehicle expense including maintenance, insurance, fuel and all other operating costs. The Company makes every reasonable effort to include fuel cost adjustments in customer billings that are paid to owner-operators to offset the impact of fuel price increases. If future fuel cost adjustments are insufficient to offset owner-operators' costs, the Company may be unable to attract a sufficient number of owner-operators that may negatively impact the Company's business, financial condition and results of operations.

Capital Funding Requirements

Achieving the Company's financial goals involves maximizing the effectiveness of the variable cost model, the implementation of customer-driven technology solutions and continued leverage of the consolidated back office SG&A platform. To date, the Company has primarily relied upon debt and equity investments to fund these activities. If its strategy requires additional funding, the Company will continue to seek the required additional financing from lenders or through the issuance of additional equity; however, there can be no assurance that this funding can be obtained.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks. However, the Company has revolving debt of $29.5 million at July 3, 2004 that is subject to variable interest rates. A one percent change in the interest rate would result in an impact of $295,000 on interest expense.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Consolidated Financial Statements

CONTENTS	PAGE

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Velocity Express Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Velocity Express Corporation and subsidiaries as of July 3, 2004 and June 28, 2003, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the three years in the period ended July 3, 2004. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Velocity Express Corporation and subsidiaries at July 3, 2004, and June 28, 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended July 3, 2004 in conformity with accounting principles generally accepted in the United States. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Ernst & Young LLP

Stamford, Connecticut
December 10, 2004, except for Note 14
as to which the date is December 21, 2004

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except par value)

	July 3, 2004	June 28, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,220	$ 1,589
Accounts receivable, net of allowance of $4,743 and $2,300 at July 3, 2004 and June 28, 2003, respectively	27,419	38,102
Accounts receivable—other	592	2,681
Prepaid workers' compensation and auto liability insurance	6,289	7,425
Other prepaid expenses	2,185	1,114
Other current assets	317	404
Total current assets	38,022	51,315
Property and equipment, net	11,362	9,810
Goodwill, net of accumulated amortization of $9,410 at each of July 3, 2004 and June 28, 2003	42,830	42,830
Deferred financing costs, net	235	1,425
Other assets	1,227	1,109
Total assets	$ 93,676	$ 106,489
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 26,481	$ 19,389
Accrued insurance and claims	3,697	4,236
Accrued wages and benefits	3,738	4,896
Accrued legal and claims	2,926	3,730
Other accrued liabilities	5,715	340
Current portion of long-term debt	31,008	39,143
Total current liabilities	73,565	71,734
Long-term debt	5,235	4,602
Accrued insurance and claims	8,400	7,703
Shareholders' equity:		
Preferred stock, $0.004 par value, 53,510 shares authorized 32,919 and 13,615 shares issued and outstanding at July 3, 2004 and June 28, 2003, respectively	91,051	64,422
Preferred warrants, 1,042 outstanding at July 3, 2004 and June 28, 2003	7,600	7,600
Common stock, $0.004 par value, 150,000 shares authorized 10,415 and 5,388 shares issued and outstanding at July 3, 2004 and June 28, 2003, respectively	42	22
Stock subscription receivable	(100)	(38)
Additional paid-in-capital	101,120	65,882
Accumulated deficit	(193,058)	(115,375)
Foreign currency translation	(179)	(63)
Total shareholders' equity	6,476	22,450
Total liabilities and shareholders' equity	$ 93,676	$ 106,489

SEE ACCOMPANYING NOTES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except per share data)

	July 3, 2004	June 28, 2003	June 29, 2002
Revenue	$287,918	$307,138	$342,727
Cost of services	238,320	241,136	264,766
Gross profit	49,598	66,002	77,961
Operating expenses:			
Occupancy	14,079	13,019	13,071
Selling, general and administrative	79,861	61,970	62,969
Total operating expenses	93,940	74,989	76,040
Income (loss) from operations	(44,342)	(8,987)	1,921
Other income (expense):			
Interest expense	(3,385)	(2,971)	(12,577)
Common stock warrant charge	—	—	(1,048)
Other	(109)	(301)	1,225
Net loss	$(47,836)	$(12,259)	$(10,479)
Net loss applicable to common shareholders	$(77,683)	$(15,609)	$(20,357)
Basic and diluted net loss per common share	$ (11.04)	$ (3.39)	$ (5.82)
Basic and diluted weighted average number of common shares outstanding	7,038	4,606	3,500

SEE ACCOMPANYING NOTES.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock	
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at June 30, 2001	—	$ —	—	$ —	—	$ —	—	$ —	—	$ —
Beneficial conversion of Bridge Notes	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Subscription notes	—	—	—	—	—	—	—	—	—	—
Value of Common Warrants issued in connection with sale of Series F Preferred	—	—	—	—	—	—	—	—	—	—
Accretion of Series B Redeemable Preferred Stock to its redemption value	—	—	—	—	—	—	—	—	—	—
Accretion of Series D Redeemable Preferred Stock to its redemption value	—	—	—	—	—	—	—	—	—	—
Adjustments to Series C and D warrants to fair value	—	—	—	—	—	—	—	—	—	—
Reclassification of Preferred instruments to Shareholders' Equity after redemption right waivers	2,807	24,304	2,000	13,600	1,895	11,327	1,073	11,603	—	—
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—
Common Stock warrants issued for services rendered	—	—	—	—	—	—	—	—	—	—
Options issued for services rendered	—	—	—	—	—	—	—	—	—	—
Stock option exercises	—	—	—	—	—	—	—	—	—	—
Warrant exercises	—	—	—	—	—	—	—	—	—	—
Issuance of Series G Convertible Preferred Stock	—	—	—	—	—	—	—	—	5,865	4,399
Offering costs	—	—	—	—	—	—	—	(144)	—	(20)
Conversion of Series D to Common Stock	—	—	—	—	(65)	(519)	—	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(7)	(70)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	—	—	—
Balance at June 29, 2002	2,807	24,304	2,000	13,600	1,830	10,808	1,066	11,389	5,865	4,379
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—
Stock option expense	—	—	—	—	—	—	—	—	—	—
Common Stock warrants issued for services rendered	—	—	—	—	—	—	—	—	—	—
Warrant exercises	—	—	—	—	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—	—	—	—	(2)
Issuance of Series H Convertible Preferred Stock	—	—	—	—	—	—	—	—	—	—
Value of Common Warrants issued in connection with sale of Series H Preferred	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series H Preferred Stock	—	—	—	—	—	—	—	—	—	—
Value of Common Warrants issued in connection with sale of Series H Preferred	—	—	—	—	—	—	—	—	—	—
Conversion of Series D to Common Stock	—	—	—	—	(313)	(2,500)	—	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(140)	(1,540)	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	—	—	—
Balance at June 28, 2003	2,807	24,304	2,000	13,600	1,517	8,308	926	9,849	5,865	4,377
Stock option expense	—	—	—	—	—	—	—	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	—
Common Stock warrants issued for services rendered	—	—	—	—	—	—	—	—	—	—
Warrant exercises	—	—	—	—	—	—	—	—	—	—
Offering costs	—	—	—	—	—	—	—	—	—	—
Conversion of preferred to common stock	—	—	—	—	—	—	(186)	(2,047)	(387)	(290)
Issuance of Series I Preferred Stock	—	—	—	—	—	—	—	—	—	—
Conversion of debt and interest to Series I Preferred Stock	—	—	—	—	—	—	—	—	—	—
Series I Preferred Stock issued for services rendered	—	—	—	—	—	—	—	—	—	—
Series I Preferred Stock issued for fees related to senior subordinated note	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series I Preferred Stock	—	—	—	—	—	—	—	—	—	—
Issuance of Series J Preferred Stock	—	—	—	—	—	—	—	—	—	—
Series J Preferred Stock issued for services rendered	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series J Preferred Stock	—	—	—	—	—	—	—	—	—	—
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	—	—	—
Balance at July 3, 2004	2,807	$24,304	2,000	$13,600	1,517	$ 8,308	740	$7,802	5,478	$4,087

SEE ACCOMPANYING NOTES.

Series H Preferred Stock		Series I Preferred Stock		Series J Preferred Stock		Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
—	$ —	—	$ —	—	$ —	—	$ —	3,429	$14	$ —	$ 47,867	$ (79,409)	$ (64)	$(31,592)
—	—	—	—	—	—	—	—	—	—	—	4,120	—	—	4,120
—	—	—	—	—	—	—	—	—	—	—	2,700	(2,700)	—	—
—	—	—	—	—	—	—	—	—	—	—	258	(258)	—	—
—	—	—	—	—	—	—	—	—	—	—	—	(348)	—	(348)
—	—	—	—	—	—	—	—	—	—	—	—	(182)	—	(182)
—	—	—	—	—	—	—	—	—	—	—	—	(6,390)	—	(6,390)
—	—	—	—	—	—	1,042	7,600	—	—	(90)	—	—	—	68,344
—	—	—	—	—	—	—	—	—	—	72	—	—	—	72
—	—	—	—	—	—	—	—	—	—	—	1,383	—	—	1,383
—	—	—	—	—	—	—	—	—	—	—	28	—	—	28
—	—	—	—	—	—	—	—	54	—	—	200	—	—	200
—	—	—	—	—	—	—	—	2	—	—	8	—	—	8
—	—	—	—	—	—	—	—	—	—	(8)	—	—	—	4,391
—	—	—	—	—	—	—	—	—	—	—	—	—	—	(164)
—	—	—	—	—	—	—	—	153	1	—	518	—	—	—
—	—	—	—	—	—	—	—	25	—	—	70	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	(10,479)	—	(10,479)
—	—	—	—	—	—	—	—	—	—	—	—	—	(76)	(76)
—	—	—	—	—	—	—	—	—	—	—	—	—	—	(10,555)
—	—	—	—	—	—	1,042	7,600	3,663	15	(26)	57,152	(99,766)	(140)	29,315
—	—	—	—	—	—	—	—	—	—	18	—	—	—	18
—	—	—	—	—	—	—	—	—	—	—	239	—	—	239
—	—	—	—	—	—	—	—	—	—	—	78	—	—	78
—	—	—	—	—	—	—	—	200	1	—	399	—	—	400
—	(386)	—	—	—	—	—	—	—	—	—	—	—	—	(388)
500	5,000	—	—	—	—	—	—	—	—	(30)	—	—	—	4,970
—	(1,505)	—	—	—	—	—	—	—	—	—	1,505	—	—	—
—	875	—	—	—	—	—	—	—	—	—	—	(875)	—	—
—	—	—	—	—	—	—	—	—	—	—	2,475	(2,475)	—	—
—	—	—	—	—	—	—	—	820	4	—	2,496	—	—	—
—	—	—	—	—	—	—	—	705	2	—	1,538	—	—	—
—	—	—	—	—	—	—	—	—	—	—	—	(12,259)	—	(12,259)
—	—	—	—	—	—	—	—	—	—	—	—	—	77	77
—	—	—	—	—	—	—	—	—	—	—	—	—	—	(12,182)
500	3,984	—	—	—	—	1,042	7,600	5,388	22	(38)	65,882	(115,375)	(63)	22,450
—	—	—	—	—	—	—	—	—	—	—	240	—	—	240
—	—	—	—	—	—	—	—	43	—	—	45	—	—	45
—	—	—	—	—	—	—	—	—	—	—	2,566	—	—	2,566
—	—	—	—	—	—	—	—	125	—	—	1	—	—	1
—	(1)	—	(657)	—	(1)	—	—	—	—	—	—	—	—	(659)
(22)	(222)	—	—	—	—	—	—	4,859	20	—	2,539	—	—	—
—	—	15,153	22,730	—	—	—	—	—	—	—	—	—	—	22,730
—	—	901	1,351	—	—	—	—	—	—	—	—	—	—	1,351
—	—	279	419	—	—	—	—	—	—	—	—	—	—	419
—	—	477	715	—	—	—	—	—	—	—	—	—	—	715
—	—	—	—	—	—	—	—	—	—	—	25,215	(25,215)	—	—
—	—	—	—	3,021	4,532	—	—	—	—	(155)	—	—	—	4,377
—	—	—	—	67	100	—	—	—	—	—	—	—	—	100
—	—	—	—	—	—	—	—	—	—	—	4,632	(4,632)	—	—
—	—	—	—	—	—	—	—	—	—	93	—	—	—	93
—	—	—	—	—	—	—	—	—	—	—	—	(47,836)	—	(47,836)
—	—	—	—	—	—	—	—	—	—	—	—	—	(116)	(116)
—	—	—	—	—	—	—	—	—	—	—	—	—	—	(47,952)
478	$ 3,761	16,810	$24,558	3,088	$4,631	1,042	$7,600	10,415	$42	$(100)	$101,120	$(193,058)	$(179)	$ 6,476

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands)

	Year ended		
	July 3, 2004	June 28, 2003	June 29, 2002
OPERATING ACTIVITIES			
Net loss	$(47,836)	$(12,259)	$(10,479)
Adjustments to reconcile net loss to net cash flows used in operating activities:			
Depreciation	3,817	3,608	3,730
Amortization	491	988	921
Equity instruments issued in lieu of payment for services received	3,800	78	1,189
Stock option expense	240	239	28
Non-cash interest expense	128	342	9,057
Other	—	26	69
Gain on sale of assets	—	—	(1,064)
Gain on retirement of equipment	—	(11)	(80)
Provision for doubtful accounts	12,491	6,665	3,165
Change in operating assets and liabilities:			
Accounts receivable	(1,808)	(5,951)	4,088
Other current assets	2,546	5,070	(27)
Other assets	(118)	(146)	(298)
Accounts payable	7,092	258	(3,872)
Accrued liabilities	3,571	(6,706)	(16,273)
Cash used in operating activities	(15,586)	(7,799)	(9,846)
INVESTING ACTIVITIES			
Proceeds from sale of assets	—	11	1,198
Purchases of property and equipment	(5,369)	(2,474)	(4,895)
Other	(116)	221	(102)
Cash used in investing activities	(5,485)	(2,242)	(3,799)
FINANCING ACTIVITIES			
Borrowings under revolving credit agreement, net	(9,430)	4,473	1,725
Proceeds from notes payable and long-term debt	6,619	—	—
Payments on notes payable and long-term debt	(3,959)	—	—
Payments on acquisition notes	—	—	(2,000)
Proceeds from issuance of preferred stock, net	26,604	4,615	15,236
Proceeds from issuance of common stock, net	—	400	209
Proceeds from issuance of restricted stock	45	—	—
Stock subscription receivable, net activity	(62)	—	—
Debt financing costs	885	(562)	(1,753)
Cash provided by financing activities	20,702	8,926	13,417
Net decrease in cash and cash equivalents	(369)	(1,115)	(228)
Cash and cash equivalents, beginning of year	1,589	2,704	2,932
Cash and cash equivalents, end of year	$ 1,220	$ 1,589	$ 2,704
Supplemental Disclosures of Cash Flow Information:			
Cash paid during period for interest	$ 2,722	$ 2,478	$ 6,519
Noncash Investing and Financing Activities:			
Conversion of Series D Preferred to common stock	$ —	$ 2,500	$ 519
Conversion of Series F Preferred to common stock	2,047	1,540	70
Conversion of Series G Preferred to common stock	290	—	—
Conversion of Series H Preferred to common stock	222	—	—
Beneficial conversion of Series I Preferred Stock	25,215	—	—
Beneficial conversion of Series J Preferred Stock	4,632	—	—
Value of Common Warrants issued in connection with sale of Series H Preferred	—	3,980	—
Conversion of Bridge Notes to Series D Preferred	—	—	5,000
Conversion of Subscription Notes to Series D preferred	—	—	5,000

SEE ACCOMPANYING NOTES.

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation (formerly known as United Shipping & Technology, Inc.) and its subsidiaries (collectively, the "Company", "Velocity") are engaged in the business of providing same-day time-critical logistics solutions to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

Reincorporation—On December 18, 2001, United Shipping & Technology, Inc. reincorporated in Delaware through a merger with and into Velocity Express Corporation. The merger was effective as of January 4, 2002 at which time United Shipping & Technology, Inc. ceased to exist as a separate corporate entity, and all of its assets and liabilities became the assets and liabilities of Velocity Express Corporation. The name of the Company was changed to Velocity Express Corporation.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. The consolidated financial statements also include Peritas as the result of FASB Interpretation No. 46, Consolidation of Variable Interest Entities ("FIN No. 46").

Fiscal Year

The Company's fiscal year ends the Saturday closest to June 30th. Each quarter consists of a 13-week period ending on a Saturday. In fiscal years consisting of 53 weeks, the final quarter will consist of 14 weeks. Fiscal 2004 was a 53 week year, 2003 and 2002 each consisted of 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue from the same-day transportation and distribution/logistics services is recognized when services are rendered to customers.

Concentrations of Credit Risk

The Company places its cash with federally insured financial institutions. At times, such cash balances may be in excess of the federally insured limit. Concentrations of credit risk with respect to accounts receivable is limited due to the wide variety of customers to which the Company's services are sold and the dispersion of those services across many industries and geographic areas. Further, the Company does not have any one customer that accounts for 10% or more of its revenues. The Company performs credit evaluation procedures on its customers and generally does not require collateral on its accounts receivable. An allowance for doubtful accounts is reviewed periodically based on management's evaluation of collectibility, historical experiences, and other economic factors.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the date of purchase are considered to be cash equivalents and are carried at cost, which approximates market value.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over their estimated useful lives using the straight-line method. The estimated useful lives of buildings and leasehold improvements are 40 years or the life of the lease and are three to seven years for furniture, equipment, vehicles and computer software.

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or circumstances indicate the carrying amount of an asset may not be recoverable. The Company evaluates potential impairment by comparing the carrying amount of the assets with the estimated undiscounted cash flows associated with them. If an impairment exists, the Company measures the impairment utilizing discounted cash flows.

Goodwill

The Company accounts for its goodwill in accordance with the provisions of Financial Accounting Standards Board (FASB) SFAS No. 142, "Goodwill and Other Intangible Assets." Under these rules, goodwill and other intangible assets deemed to have indefinite useful lives are no longer amortized but are subject to impairment tests at least annually, or more frequently if circumstances occur that indicate impairment may have occurred.

The Company completed its annual goodwill impairment evaluation during 2004, and concluded that no impairment existed.

Deferred Financing Costs

Deferred financing costs relate to the cost incurred in the arrangement of the Company's debt agreements and are being amortized using the straight-line method over the terms of the related debt.

Income Taxes

The Company accounts for income taxes following the provisions of SFAS No. 109, *Accounting for Income Taxes*. SFAS No. 109 requires that deferred income taxes be recognized for the future tax consequences associated with differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable earnings. Valuation allowances are established when necessary to reduce deferred tax assets to the amount more likely than not to be realized. The effect of changes in tax rates is recognized in the period in which the rate change occurs.

Foreign Currency Translation and Transactions

Foreign assets and liabilities are translated using the year-end exchange rate. Results of operations are translated using the average exchange rates throughout the year. Translation gains or losses, net of applicable deferred taxes, are accumulated as a separate component of shareholders' equity.

Comprehensive Income (Loss)

The Company follows the provisions of SFAS No. 130, *Reporting Comprehensive Income*, which establishes standards for reporting and display of comprehensive income and its components. Comprehensive income (loss) is net earnings (loss) plus certain other items that are recorded directly to shareholders' equity. For the Company, comprehensive income (loss) represents net income (loss) adjusted for foreign currency translation adjustments. Comprehensive income (loss) is disclosed in the consolidated statement of shareholders' equity.

Stock Plans and Awards

The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its employee stock options. Pro forma net earnings and earnings per share are presented in Note 8 as if the Company had adopted SFAS No. 123, *Accounting for Stock-Based Compensation,* as amended by SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.*

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and to require expanded and more prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company has not adopted a method of transition to the fair value-based method of accounting for stock-based employee compensation provided under SFAS No. 123 but rather, follows APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock option plans. The following table illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123:

	2004	2003	2002
	(In thousands, except per share amounts)		
Net loss applicable to common shareholders, as reported	$(77,683)	$(15,609)	$(20,357)
Add: Stock-based employee compensation expense included in reported net loss applicable to common shareholders	127	127	—
Deduct: Stock-based compensation expense determined under fair value method for all awards	(391)	(1,696)	(409)
Pro forma	$(77,947)	$(17,178)	$(20,766)
Basic and diluted loss per common share:			
As reported	$ (11.04)	$ (3.39)	$ (5.82)
Pro forma	$ (11.08)	$ (3.73)	$ (5.93)

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions for the fiscal years shown: [No options were granted during fiscal 2004]

	2003	2002
Expected dividend yield	0%	0%
Expected stock volatility	118%	115%
Risk-free interest rate	2.8%	2.5%
Expected life of options	3	3

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models may not necessarily provide a reliable single measure of the fair value of its employee stock options. Under the forgoing assumptions, the weighted-average fair value of each option granted during fiscal year 2003 and 2002 was $1.32 and $3.95, respectively. There were no options granted in fiscal year 2004.

Reclassifications

Certain reclassifications have been made to prior years' consolidated financial statements to conform to the current year presentation.

New Accounting Pronouncements

In June 2002, the FASB issued SFAS No. 146, *Accounting for Costs Associated with Exit or Disposal Activities*, effective for exit or disposal activities initiated after December 31, 2002. SFAS No. 146 requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan. The adoption of this statement beginning in fiscal 2003 has not had a material impact on the Company's consolidated financial position or results of operations.

The Company adopted FASB Interpretation (FIN) No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, in fiscal 2003. FIN No. 45 provides guidance on the recognition and disclosure of certain types of guarantees, including product warranties. The adoption of this standard has not had a material impact on the Company's consolidated financial statements.

In January 2003, FIN No. 46 was issued, which requires the consolidation of variable interest entities. FIN No. 46 is applicable to financial statements issued by the Company beginning in fiscal 2004. However, disclosures are required if the Company expects to consolidate any variable interest entities. The Company has consolidated Peritas. [See footnote 5 Consolidated Financial Interest Entity]

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.* SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. The new statement requires that those instruments be classified as liabilities in statements of financial position. Most of the guidance in SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the fourth quarter of fiscal year 2003. This Statement did not have any effect on the Company's consolidated financial position, results of operations and cash flow.

3. ACQUISITION

On August 2, 2001, the Company completed certain purchase price adjustments to a fiscal year 2000 merger agreement related to the acquisition of Velocity. The purchase price adjustments provide for the discharge of certain pre-acquisition insurance liabilities, principally the amount of the accruals necessary for workers' compensation and auto insurance reserves of approximately $13.5 million as well as certain other adjustments including litigation and customer loss accruals, which had the impact of reducing specific liabilities by approximately $12.0 million. Additionally, under the terms of the settlement regarding the purchase price, the Company was no longer liable for the convertible subordinated note to CEX in the amount of $3.6 million, the long-term subordinated note to CEX of $6.5 million, the short-term subordinated note to CEX of $4.4 million and the accrued interest related to the notes of approximately $2.8 million. The purchase price adjustments totaling approximately $42.8 million were recorded as an offset to the goodwill in the Company's first quarter of fiscal 2002. In the second quarter of fiscal 2002, the Company finalized all purchase price adjustments associated with the amendment to the merger agreement resulting in a reduction in the previously reported adjustment to goodwill of approximately $3.1 million. In conjunction with the agreement pertaining to the purchase price adjustments, the Company issued a five-year common stock warrant for 400,000 shares at an exercise price of $2.00 per share. The warrants were issued for services rendered by two outside consultants, one of whom subsequently was appointed Chairman of the Board of the Company. The fair value of the warrants amounted to approximately $1.0 million and is included in other expense in the statement of operations. The fair value was determined on date of the grant using the Black-Scholes option pricing model assuming expected volatility of 121%, a risk-free interest rate of 4%, and an expected life of five years.

The acquisition has been accounted for using the purchase method of accounting. Accordingly, the purchase price was allocated to the net assets acquired based upon their estimated fair values.

4. RESTRUCTURING

In connection with the acquisition of Velocity, management implemented a plan to involuntarily terminate approximately 100 employees and to consolidate certain facilities. Approximately $3.9 million in anticipated costs relating to such items was included in the acquisition cost allocation. As of June 28, 2003, approximately $3.9 million in costs (primarily related to severance payments and lease terminations) have been charged against the reserve and no amounts related to such plan have been included in the determination of net loss for the year.

During fiscal 2004 the Company relocated its headquarters and financial functions to Westport Connecticut from Minnesota. The costs of relocation, employee acquisition, training and severance were recognized as period costs. Approximately $243,000 of severance pay liability remains at July 3, 2004 and has been accrued.

5. CONSOLIDATED FINANCIAL INTEREST ENTITY

During May 2004 the Company entered into a business venture designed to provide both the manpower and the vehicle fleet to service, first—a major customer and, subsequently—a growing market demand. This major customer's desire to outsource its delivery operation and related vehicle fleet provided the genesis for this new business venture, named Peritas. It was formed by MCG Global, one of the Company's largest investors with a strategic objective to acquire a fleet of vehicles and to lease such vehicles to Independent Contractors ("ICs") to service outsourced customer business endeavors. When in full operation, it is anticipated that the Peritas / Velocity arrangement will be one where Velocity provides administrative services to Peritas for a fee and Peritas provides vehicle leases to ICs interested in providing outsource services to some customers on behalf of Velocity.

Velocity provided for the initial purchase of $799,000 of customer vehicles, for Peritas, with an offset against account receivable balances due from the aforementioned customer. Peritas reimbursed Velocity for the full amount of the purchase price during August 2004. Additional vehicles purchases amounting to $854,000 have been subsequently made by Velocity on behalf of Peritas and repaid.

For the fiscal year ended July 3, 2004 the operations of Peritas have been consolidated. Such operations provided a minimal net income to Velocity of $27,000 on net sales of $36,000.

During the second quarter of fiscal 2005 TH Lee Putnam Ventures, a major investor in and related party to Velocity purchased 100% of Peritas from MCG Global [See footnote 14 SUBSEQUENT EVENTS].

6. PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

	July 3, 2004	June 28, 2003
	(Amounts in thousands)	
Land	$ 194	$ 194
Buildings and leasehold improvements	1,610	1,395
Furniture, equipment and vehicles	6,851	7,636
Computer software	11,941	8,129
	20,596	17,354
Less accumulated depreciation	(9,234)	(7,544)
Total	$11,362	$ 9,810

7. DEBT

Long-term debt consists of the following:

	July 3, 2004	June 28, 2003
	(Amounts in thousands)	
Revolving note	$ 29,531	$ 38,961
Senior subordinated note	5,468	4,602
Other	1,244	182
	36,243	43,745
Less current maturities	(31,008)	(39,143)
Total Long Term Debt	$ 5,235	$ 4,602

The future maturities of long-term debt consist of the following (amounts in thousands):

	Revolving Line of Credit	Senior Subordinated Note	Other	Total
Fiscal year:				
2005	$29,531	$1,000	$ 477	$31,008
2006	—	2,000	593	2,593
2007	—	2,000	174	2,174
Thereafter	—	468	—	468
	$29,531	$5,468	$1,244	$36,243

On January 25, 2002, the Company entered into a revolving credit facility with Fleet Capital Corporation ("Fleet"), which replaced the credit facility with GE Capital. Borrowings under the revolving note were limited to the lesser of $40 million or an amount based on a defined portion of receivables. Interest was payable monthly at a rate of prime plus 1.25% (5.25% at June 28, 2003), or, at the Company's election, at LIBOR plus 3%. Further, the Company had the ability to lower these margins by 0.5% over the remainder of the agreement provided it met certain conditions as defined in the agreement. As of June 28, 2003, the Company had 81% of the facility under LIBOR contracts at interest rates ranging from 4.25% to 4.375%. In addition, the Company was required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. Commitment fees paid during fiscal 2004 and 2003 were minimal. The facility was scheduled to mature January 2004, but amended as discussed below.

On November 26, 2003, the Company amended and restated the revolving credit facility with Fleet and Merrill Lynch Capital. Borrowings under this new arrangement are limited to the lesser of $42.5 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at July 3, 2004), or, at the Company's election, at LIBOR plus 3.25%. Further, these margins may be adjusted upward or downward 25 basis points on an annual basis depending on the Company's achieving certain conditions as defined in the agreement. As of July 3, 2004, the Company has 85% of the facility usage under LIBOR contracts at an average interest rate of 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. Commitment fees paid during fiscal 2004 and 2003 were minimal. The facility terminates on December 31, 2006. Due to the characteristics of the revolving credit facility, in accordance with current accounting pronouncements, the Company has classified the amount outstanding under the revolving credit facility as a current liability.

In exchange for a long-term guarantee to provide additional collateral support under the revolving note during the second quarter of fiscal 2002, the Company agreed to compensate its largest investor by reducing the conversion prices of the Series B and Series C Preferred. In conjunction with the conversion price amendment, the Company recognized a $4.0 million charge, representing the fair value of the benefit received by the investor as a result of the reduction of the conversion prices, which was recorded as non-cash interest expense.

During fiscal year 2002 the Company entered into a senior subordinated note with Bayview Capital which called for interest payable quarterly at 12% per annum and was due September 30, 2004. The note was subordinate to the revolving note. The initial carrying value of the senior subordinated note was reduced by $1.7 million for the fair value of the common stock warrant issued to the senior subordinated lender. The unamortized discount was $0.4 million at June 28, 2003, was being amortized over the remaining term of the note. As noted below the note was paid on November 26, 2003. The unamortized balance of the original issue discount was recognized as a period expense and reported as a component of interest expense for the year ended July 3, 2004. The related warrant has an exercise price of $6.71 per share and entitles the holder to acquire, in whole or in part, 674,540 shares of the Company's common stock, as adjusted to reflect certain anti-dilution rights as defined in the warrant purchase agreement.

On November 26, 2003, the Company entered into a new senior subordinated note agreement with BET Associates, LP which replaced the senior subordinated debt facility with the former lender, Bayview Capital. The initial carrying value of the senior subordinated note was $6.0 million and was reduced by $0.6 million for the fair value of Series I Preferred Stock issued to the senior subordinated lender. The unamortized discount was $0.5 million at July 3, 2004, and is being amortized over the remaining term of the note. The Company also incurred fees of $0.2 million, $0.1 million of which were satisfied through the issuance of Series I Preferred Stock. These fees were recorded as deferred financing costs and will be amortized over the life of the loan. The senior subordinated note has monthly interest payable 15% per annum (to be reduced to 12% upon the occurrence of certain events), and includes a requirement of quarterly principal repayments of $0.5 million beginning January 31, 2005. Further, the Company is required to pay a service fee of $5,000 per month related to the acquisition and management of the indebtedness. The senior subordinated note is due October 31, 2007. The note is subordinate to the revolving note.

During fiscal years 2004, and 2003 the company amortized $1.2 million and $1.0 million of deferred financing costs, respectively.

Substantially all of the Company's assets have been pledged to secure borrowings under the revolving credit facility and senior subordinated note. The Company is subject to certain restrictive covenants under the agreements, the more significant of which include limitations on capital asset expenditures, dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company has been required to maintain the following financial covenants:

- Capital expenditures may not exceed $2.75 million and $3.0 million, respectively for the fiscal years ending July 3, 2004 and July 2, 2005.
- EBITDA must exceed $0.75 million, $2.0 million, $2.5 million, and $3.3 million, respectively for the three month period ending January 1, 2005, the six month period ending April 2, 2005, and the six month period ending July 2, 2005, and each six month period thereafter.
- Interest Coverage ratios must exceed 1.2 to 1, 1.5 to 1, and 2.2 to 1, respectively for the three month period ending January 1, 2005; the six month period ending April 2, 2005; and the nine month period ending July 2, 2005.

On March 31, 2004 and July 1, 2004, the Company entered into the third and fourth amendments, respectively, to the amended and restated revolving credit facility with Fleet. The purpose of these amendments was to reset certain of the financial covenants, provided for in the agreement discussed above, that the Company had at the time violated.

As of July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit and its senior subordinated debt facilities. Pursuant to the Company's receipt of $21.0 million of investment capital, on December 21, 2004 the Company obtained waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) Availability under the credit facility for each day of the immediately preceding thirty days is greater than or equal to $1,000,000.

In connection with amending and restating the revolving credit facility and obtaining the senior subordinated note, the Company was required to obtain an additional $25.2 million of investment capital. As part of this equity raise, the Company borrowed $1.0 million during the first quarter from an individual investor with an agreement to repay the principal and interest within 90 days. During the second quarter, the indebtedness to the individual investor plus the interest thereon as well as $0.1 million of other borrowings were converted to Series I Convertible Preferred Stock.

8. SHAREHOLDERS' EQUITY

At July 3, 2004, the following shares of the Company's $0.004 par value stock were authorized, issued and outstanding:

	Authorized Shares	Issued and Outstanding at July 3, 2004
Series J Convertible Preferred Stock	8,000,000	3,088,126
Series I Convertible Preferred Stock	16,810,000	16,809,987
Series H Convertible Preferred Stock	500,000	477,797
Series G Convertible Preferred Stock	9,000,000	5,478,331
Series F Convertible Preferred Stock	1,200,000	740,339
Series D Convertible Preferred Stock	3,000,000	1,517,444
Series C Convertible Preferred Stock	5,000,000	2,000,000
Series B Convertible Preferred Stock	10,000,000	2,806,797
Common Stock	150,000,000	10,415,218

Series J Convertible Preferred Stock

In February 2004, the Company's Board of Directors authorized the sale of up to $12.0 million of Series J Convertible Preferred Stock ("Series J Preferred") through a private placement. Pursuant to Stock Purchase Agreements entered into during March and April 2004, the Company contracted to issue, upon shareholder approval, 3,088,126 shares of Series J Preferred to investors for $1.50 per share for net proceeds of approximately $4.6 million. The issuance of the Series J Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. TH Lee Putnam Ventures & MCG Global, who control a majority of the shares, have agreed to vote for such approvals. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's stock by an amount sufficient to provide for the issuance of all the preferred shares. The initial conversion price of the Series J Preferred is $0.15 per common share, and, at the time the stock purchase agreements were entered into, assuming that the Series J Preferred were issued and convertible then, each share of Series J Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series J Preferred is convertible are subject to adjustment in order to prevent dilution. The Series J Preferred was deemed to have contained a beneficial conversion amounting to $4.6 million which was recognized as a deemed dividend to preferred shareholders. The Company began selling its Series J Preferred on March 30, 2004 and has completed the sale of the Series J Preferred in the first quarter of fiscal 2005. Upon completion of the sale of the Series J Preferred, the Company will be required to recognize a charge against net income (loss) available to common shareholders of approximately $7.4 million to reflect the beneficial conversion in the Series J Preferred.

Series I Convertible Preferred Stock

In connection with the extensions of the revolving credit and senior subordinated debt facilities in November 2003, the Company's Board of Directors authorized the sale of up to $25.2 million in Series I Convertible Preferred Stock ("Series I Preferred") through a private placement. Pursuant to Stock Purchase Agreements entered into during October, November and December 2003, the Company contracted to issue, upon shareholder approval, 16,809,987 shares of Series I Convertible Preferred Stock for $1.50 per share for net proceeds of approximately $24.6 million. The issuance of the Series I Preferred is subject to shareholder approval and has voting rights on an as-converted basis unless the resulting conversion results in the holder having, cumulatively, more than 40% of the voting stock of the Company. TH Lee Putnam Ventures & MCG Global, who control a majority of the shares, have agreed to vote for such approvals. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's stock by an amount sufficient to provide for the issuance of all the preferred shares. The initial conversion price of the Series I Preferred is $0.15 per common share, and, at the time the stock purchase agreements were entered into, assuming that the Series I Preferred were issued and convertible then, each share of Series I Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series I Preferred is convertible are subject to adjustment in order to prevent dilution. The Series I Preferred was deemed to have contained a beneficial conversion amounting to $25.2 million which was recognized as a deemed dividend to preferred shareholders.

Series H Convertible Preferred Stock

The Company, while in the process of raising subordinated debt, authorized the issuance of up to $5.0 million of its Series H Convertible Preferred Stock ("Series H Preferred"). The initial conversion price of the Series H Preferred was $1.00 per common share, and is convertible into the Company's common stock upon the later of shareholder approval or April 30, 2003. Both the conversion price and the number of common shares into which the Series H Preferred is convertible are subject to adjustment in order to prevent dilution.

The Company sold 500,000 shares of Series H Preferred to investors for net proceeds of approximately $4.6 million. In connection with the sales of Series H Preferred, the Company issued five-year warrants to purchase 2.5 million shares of common stock at an exercise price of $0.01 per share. The proceeds from the Series H Preferred were allocated based upon their relative fair values between the warrants and the Series H Preferred resulting in an allocation of $1.5 million from Series H Preferred to additional paid in capital. The Series H Preferred was deemed to have contained a beneficial conversion amounting to $0.9 million which was recognized as a deemed dividend to preferred shareholders.

The Series H Preferred contained a call provision that provided the Company with the right to repurchase any or all of the shares of Series H Preferred at a purchase price of $1.00 per share of common stock until the expiration of the call provision on April 30, 2003. If the Company did not call the Series H Preferred prior to the call date, the Company would be required to issue a warrant to purchase additional shares of common stock. The Company did not exercise its call right with respect to the Series H Preferred prior to its expiration on April 30, 2003, and on May 1, 2003 issued 3.8 million warrants with a five-year term and an exercise price of $0.01 per share to the holders of the Series H Preferred. The fair value of these warrants determined on the date of grant amounted to approximately $2.5 million and has been accounted for on the date of their issuance as a deemed dividend to the preferred shareholders which increased the accumulated deficit and additional paid in capital.

Series G Convertible Preferred Stock

In May 2002, the Company issued 5,865,331 shares of Series G Preferred for net proceeds of $4.1 million. The initial conversion price of the Series G Preferred was $3.75, and, at the time of issuance, each share of Series G Preferred was convertible, upon shareholder approval, into 0.2 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series G is convertible are subject to adjustment in order to prevent dilution.

Series F Convertible Preferred Stock

During fiscal 2002, the Company issued 1,072,752 shares of Series F Preferred for net proceeds of approximately $11.3 million. The initial conversion price of the Series F Preferred was $2.75, and, at the time of issuance, each share of Series F Preferred was convertible into four shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series F is convertible are subject to adjustment in order to prevent dilution. The Company also issued warrants to purchase 360,128 shares of common stock with an exercise price of $3.60 per share in connection with these sales. The warrants expire between July and November of 2006. The fair value of the warrants as determined by an outside independent appraiser was determined to be approximately $0.3 million and was charged to accumulated deficit. At July 3, 2004, 740,339 shares of Series F Preferred are outstanding.

Series D Convertible Preferred Stock

The Company entered into a bridge loan agreement dated January 4, 2001, and a supplemental bridge loan agreement dated January 31, 2001 (collectively, the "Bridge Loan Agreement"), pursuant to which the Company received $3.5 million and $1.5 million, respectively. The indebtedness was represented by promissory notes, payable on July 4, 2001, bearing interest at a rate of 18% per annum (the "Bridge Notes"), which were convertible at the option of the lender into 909,090 shares of the Company's Series D Preferred at an exercise price of $5.50 per share pursuant to the Bridge Loan Agreement, upon shareholder approval of the conversion.

The Company also entered into note purchase agreements in connection with the issuance of promissory notes convertible into shares of Series D Preferred (the "Subscription Notes"). During March and April 2001, the Company sold Subscription Notes convertible into 624,906 shares of Series D Preferred to accredited investors for an aggregate $5.0 million. Each Subscription Note was convertible into shares of Series D Preferred at an effective purchase price of $8.00 per share of Series D Preferred pursuant to the Subscription Notes.

During fiscal 2002 at a special shareholders' meeting, the Company's shareholders approved the conversion of the Bridge Notes and the Subscription Notes that the Company entered into in fiscal 2001 into shares of Series D Preferred, resulting in the issuance of 1,642,444 shares of Series D Preferred. As a result of the conversion, the Company recorded a $4.7 million non-cash interest charge. The initial conversion price of the Series D Preferred was $4.00, and, at the time of issuance, each share of Series D Preferred was convertible into two shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series D is convertible are subject to adjustment in order to prevent dilution.

The Company's Series D Preferred that resulted from the conversion of the Subscription Notes was deemed to have contained beneficial conversion features that were recognized as a deemed dividend to preferred shareholders. The value of the proceeds allocated to the beneficial conversion feature was $2.7 million and was recognized as a return to the preferred shareholders at the date of shareholder approval since the Series D Preferred was immediately convertible.

In connection with the Bridge Loan Agreement, the Company issued warrants to purchase an aggregate 216,533 shares of Series D Preferred at a purchase price of $0.01 per share (the "Bridge Warrants"). The warrants expire January 3, 2006. The fair value of the Bridge Warrants as determined by an outside independent appraiser was approximately $0.9 million and was allocated from the value received from the Series D Bridge Notes.

In fiscal 2001, the Company entered into securities purchase agreements in connection with the sale of Series D Preferred. The Company sold 252,429 shares of Series D Preferred at $8.00 per share for approximately $2.0 million.

Series C Convertible Preferred Stock

In September 2000, the Company issued 2,000,000 shares of its Series C Convertible Preferred Stock (the "Series C Preferred") at $6.00 per share for total proceeds of $12.0 million and the cancellation of two warrants issued in connection with the Series B Preferred. The initial conversion price of the Series C Preferred was

$30.00, and, at the time of issuance, each share of Series C Preferred was convertible into 0.20 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series C is convertible are subject to adjustment in order to prevent dilution.

In connection with the issuance of the Series C Preferred the Company issued warrants to purchase 825,484 shares of Series C Preferred at an exercise price of $0.01 per share (the "Series C Warrants"). The warrants expire September 1, 2005. The fair value of the Series C Warrants as determined by an outside independent appraiser was determined to be approximately $3.5 million and was allocated from the value received from the Series C Preferred Stock. The $2.7 million remaining fair value received for the Series C Preferred in excess of the Series C Preferred redemption value and the Series C Warrants was recorded as additional paid-in capital.

Series B Convertible Preferred Stock

In May 2000, the Company entered into an agreement to sell 2,806,797 shares of the Company's Series B Convertible Preferred Stock (the "Series B Preferred") at a price of $9.00 per share for a total of approximately $25.3 million. Three separate warrants were issued to the Series B Preferred shareholders subject to approval at a special meeting of shareholders in August 2000. The fair value of the warrants issued with the Series B Preferred was allocated from the carrying amount of the Series B Preferred to the respective warrants at the August 2000 measurement date. The initial conversion price of the Series B Preferred was $45.00, and, at the time of issuance, each share of Series B Preferred was convertible into 0.20 shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series B is convertible are subject to adjustment in order to prevent dilution.

The Company agreed to issue with the preferred shares three warrants upon the approval of the Company's shareholders. The terms of the three warrants were as follows:

- A warrant to purchase the number of shares of Series B Preferred equal to an aggregate of $30 million divided by the 45-day average closing sales price of the Company's common stock immediately prior to the date of exercise. The fair value of this warrant as determined by an outside independent appraiser was determined to be approximately $4.4 million at the date of shareholder approval. In exchange for the Series C Warrants, the Company subsequently canceled this warrant.
- A warrant to purchase up to an aggregate of 452,901 shares of Series B Preferred at an exercise price of $9.00 per share, subject to adjustment in order to prevent dilution. The fair value of this preferred warrant as determined by an outside independent appraiser was determined to be approximately $0.6 million at the date of shareholder approval. In exchange for the Series C Warrants, the Company subsequently canceled this warrant.
- A warrant to purchase an aggregate of 85,000 shares of the Company's common stock. The warrant becomes exercisable on a pro rata basis in the event and to the extent that any of the 600,000 options granted under the Company's 2000 Stock Option Plan are exercised. The exercise price is equal to the lowest exercise price of the initially approved 2000 Plan options, subject to adjustment to prevent dilution. The fair value of this warrant as determined by an outside independent appraiser was determined to be approximately $0.4 million at the date of shareholder approval. The warrant expired on May 31, 2004.

In September 2000, two of the warrants issued to the Series B Preferred shareholders were exchanged as partial consideration for the Series C Preferred. The remaining outstanding warrant issued with the Series B Preferred provides for the purchase of an aggregate of 85,000 shares of the Company's common stock. The warrant becomes exercisable on a pro rata basis in the event and to the extent that any of the 3,000,000 options granted under the Company's 2000 Stock Option Plan ("2000 Plan") are exercised. The exercise price is equal to the lowest exercise price of the initially approved 2000 Plan options, subject to adjustment to prevent dilution. The warrant expired on May 31, 2004.

The Company's Series B Preferred was deemed to have contained beneficial conversion features that were recognized as a deemed dividend to preferred shareholders. The value of the proceeds allocated to the beneficial conversion feature was approximately $3.5 million and was recognized in fiscal 2000 as a return to the preferred shareholders at the date of issuance since the Series B Preferred is immediately convertible.

Preferred Warrants

As described above in the sections entitled Series C Convertible Preferred Stock and Series D Convertible Preferred Stock, the Company issued certain warrants to purchase preferred stock to the Holders of both the Series C & D Convertible Preferred Stock. The warrants are subject to adjustments to prevent dilution under the same terms as the Series C & D Convertible Preferred Stock.

Common stock

During fiscal 2004, the Company issued 3,743,470 shares, 324,242 shares and 791,822 shares of common stock as a result of shareholder conversions of Series F Preferred, Series G Preferred and Series H Preferred, respectively.

During fiscal 2004, the Company issued 42,500 shares of restricted common stock to members of the board of directors for their service to the board. The stock vests one year from the date of grant. The Company will amortize the expense of approximately $44,570 in the statement of operations based on the fair market value of the common stock as determined on the date of grant using the closing price of the Company's common stock as quoted on the NASDAQ system over the vesting period.

During fiscal 2003, the Company issued 705,436 shares of common stock as a result of shareholder conversions of Series F Preferred and 820,145 shares of common stock as a result of shareholder conversions of Series D Preferred.

During fiscal 2002, the Company issued 25,448 shares of common stock as a result of shareholder conversions of Series F Preferred and 152,787 shares of common stock as a result of shareholder conversions of Series D Preferred.

Stock Options and Warrants

The Company currently sponsors the 1995 Stock Option Plan, the 2000 Stock Option Plan and the 1996 Director Stock Option Plan. These plans provide for the issuance of up to 2,670,996 shares. Options may be granted to employees, directors and consultants. With the exception of the 2000 Stock Option Plan, option prices are not less than the fair market value of the Company's common stock on the date of grant. In the case of the 2000 Stock Option Plan, non-statutory options may be granted at not less than 85% of the fair market value of the Company's common stock on the date of grant. The majority of the options vest annually in equal amounts over a three-year period. The 2000 Stock Option Plan also allows for the issuance of performance shares or restricted stock. As of July 3, 2004, there were 42,500 shares of restricted stock outstanding. No restricted stock or performance shares were outstanding as of June 28, 2003 or June 29, 2002.

The Company has 1,497,252 shares available for grants under the option plans at July 3, 2004.

A summary of the status of the Company's stock option plans as of July 3, 2004 and activity during the three fiscal years then ended is presented below:

	Options Outstanding Under the Plan		Weighted-Average Exercise Price
	ISO	Non-ISO	
Balance at June 30, 2001	360,987	471,585	$32.72
Granted	497,849	220,032	6.72
Exercised	(28,637)	(25,001)	3.73
Forfeited	(217,605)	(111,000)	47.58
Balance at June 29, 2002	612,594	555,616	13.90
Granted	480,750	—	1.89
Forfeited	(184,050)	(43,000)	7.35
Balance at June 28, 2003	909,294	512,616	10.88
Forfeited	(433,717)	(15,180)	6.27
Balance at July 3, 2004	475,577	497,436	$13.01

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price	Number	Weighted-Average Exercise Price
$ 1.87– 4.60	409,702	7.08	$ 1.95	205,024	$ 2.01
5.80– 9.55	337,919	6.64	6.58	295,475	6.64
10.00–17.50	25,432	3.51	12.83	23,057	13.02
22.50–34.38	57,760	5.32	27.37	57,760	27.37
54.38	142,200	5.92	54.38	142,200	54.38
	973,013	6.56	$13.01	723,516	$16.57

During fiscal 2003, the Company issued 480,750 incentive stock options to employees in consideration for the employees entering into non-compete agreements. The fair value of these stock options amounted to approximately $382,000 and will be recognized as expense in the statement of operations over the three-year vesting period of the options. Expense recognized in fiscal 2004 and 2003 related to these stock options was $127,000 and $127,000, respectively.

During fiscal 2002, the Company issued 150,000 non-statutory stock options to two of the its board members at 85% of the fair market value of the Company's common stock on the date of grant. The expense associated with the options amounted to approximately $338,000 and is being recognized in the statement of operations over the three-year vesting period of the options. Expense recognized in fiscal 2004, 2003 and 2002 related to these stock options was $113,000, $112,000 and $28,000, respectively.

In fiscal 2002, the Company issued four non-qualified stock options outside of the Company's 2000 Stock Option Plan to four employees for the purchase of 20,000 shares of common stock at a purchase price of $6.25 per share.

A summary of the common stock warrants outstanding at July 3, 2004 is as follows:

Common Stock Warrants Outstanding			
Range of Exercise Prices	Number	Weighted-Average Remaining Contractual Life (in years)	Weighted-Average Exercise Price
$ 0.01– 0.05	9,606,820	4.72	$ 0.01
0.22– 3.60	649,005	2.40	2.83
4.25– 8.75	183,290	1.89	8.42
14.65–25.13	15,970	0.76	20.52
31.88–64.63	19,488	1.70	51.01
	10,474,573	4.51	$ 0.46

On February 12, 2004, the Company issued 3,456,663 common stock warrants to certain members of the Company's management. The warrants are initially exercisable into one share of common stock per warrant, have an exercise price of $0.01 per share and a term of seven years. Warrants granted in connection with offers of employment are immediately exercisable upon their grant. All other warrants granted are not exercisable until shareholder approval of their issuance is obtained. Holders of such warrants have agreed to surrender these warrants if shareholder approval of their issuance is not obtained in the next annual shareholder meeting. These warrants, by their terms, provide for an anti-dilution adjustment to the number of shares of common stock into which the warrants are exercisable in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. In the event the Company issues or sells any shares of common stock or securities convertible into or exercisable for common stock for a consideration per share of common stock of less than the market price of the common stock, determined as of the date of the initial issue or sale, the exercise rate of the warrants shall be proportionately adjusted to prevent dilution. As of July 3, 2004, each warrant is exercisable into 1.097 shares of common stock. The fair value of the warrants was approximately $2.6 million, which was included in compensation expense in the statement of operations during the fiscal year. Further expansion of the management team may result in additional warrant issuances and related compensation charges.

In fiscal 2003, the Company issued 30,000 common stock warrants at an exercise price of $3.08 per share and 10,000 common stock warrants at an exercise price of $8.25 per share to consultants in exchange for services rendered. The term of the warrants is five years. The fair value of the warrants was approximately $78,000 and was included in compensation expense in the statement of operations.

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company. For all periods presented, diluted net loss per share is equal to basic net loss per share because the effect of including such securities or obligations would have been antidilutive.

The following table presents a reconciliation of the numerators and denominators of basic and diluted earnings per share for fiscal 2004, 2003 and 2002:

	Year Ended		
	July 3, 2004	June 28, 2003	June 29, 2002
	(Amounts in thousands, except per share data)		
Numerator			
Net loss	$(47,836)	$(12,259)	$(10,479)
Beneficial conversion feature	—	—	(2,700)
Adjustment of Common Warrants issued in connection with sale of Series F Preferred to market value	—	—	(258)
Accretion of Series B Redeemable Preferred Stock to its redemption value	—	—	(348)
Accretion of Series D Redeemable Preferred Stock to its redemption value	—	—	(182)
Value of Common Warrants issued in connection with sale of Series H Preferred	—	(2,475)	—
Beneficial conversion feature for Series H Preferred	—	(875)	—
Beneficial conversion feature for Series I Preferred	(25,215)		
Beneficial conversion feature for Series J Preferred	(4,632)		
Adjustment of Preferred Series C Warrants to market value	—	—	(3,770)
Adjustment of Preferred Series D Warrants to market value	—	—	(2,620)
Net loss applicable to common shareholders	$(77,683)	$(15,609)	$(20,357)
Denominator for basic and diluted loss per share Weighted average shares	7,038	4,606	3,500
Basic and Diluted Loss Per Share	$ (11.04)	$ (3.39)	$ (5.82)

The following table presents securities that could potentially dilute basic earnings per share in the future. For all periods presented, the potentially dilutive securities were not included in the computation of diluted earnings per share because to do so would have been antidilutive:

	July 3, 2004	June 28, 2003	June 29, 2002
	(Amounts in thousands)		
Stock options	—	19	224
Common warrants	7,469	1,950	487
Preferred warrants:			
Series C Convertible Preferred	3,623	907	735
Series D Convertible Preferred	2,321	565	461
Convertible preferred stock:			
Series B Convertible Preferred	17,798	4,580	3,721
Series C Convertible Preferred	8,808	2,214	1,785
Series D Convertible Preferred	16,459	4,729	4,224
Series F Convertible Preferred	18,204	6,462	4,235
Series G Convertible Preferred	5,207	1,428	187
Series H Convertible Preferred	18,524	2,644	—
Series I Convertible Preferred	115,677		
Series J Convertible Preferred	6,559		
	220,649	25,498	16,059

9. INCOME TAXES

The significant components of deferred income tax assets and liabilities, primarily long-term, were as follows (amounts in thousands):

	July 3, 2004	June 28, 2003
Deferred Assets:		
Federal net operating loss carryforward	$ 54,148	$ 38,555
A/R direct write off	1,657	—
Bad Debt	1,803	869
Accrued Legal Fees	1,006	1,418
Accrued Compensation	236	(1)
Accrued Audit Fees	107	—
Self Insurance—Vehicle	1,352	1,071
Self Insurance—Workers' Compensation Insurance	2,241	2,932
Other	13	14
Total deferred tax benefit	62,563	44,858
Deferred tax liabilities	—	(5)
	62,563	44,853
Less valuation allowance	(62,563)	(44,853)
Net deferred tax asset	$ —	$ —

At July 3, 2004 the Company had net operating loss carry forwards for income tax purposes of approximately $142.5 million, which expire 2005 through 2024. Usage of a portion of the losses may be limited pursuant to Internal Revenue Code Section 382.

The change in the valuation allowance was an increase of $17.9 million, $4.9 million and $5.3 million in fiscal years 2004, 2003 and 2002, respectively, and resulted principally from net operating loss carry forwards.

10. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases equipment, vehicles, and buildings under non-cancelable leases. Future minimum lease commitments under non-cancelable leases as of July 3, 2004 were as follows (amounts in thousands):

Fiscal year:	
2005	$ 9,108
2006	6,046
2007	4,317
2008	1,739
2009	486
Thereafter	41
	$21,737

Rent expense was $18.6 million, $15.5 million and $16.5 million during the years ended July 3, 2004, June 28, 2003 and June 29, 2002, respectively.

Automobile and Workers' Compensation Liabilities

The Company is partially self-insured for automobile, workers' compensation and cargo claims. The Company has elected to retain a portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. These estimates include the Company's actual experience based on information received from the Company's insurance carriers and historical assumptions of development of unpaid liabilities over time. The Company pre-funds this estimated liability on a monthly basis based upon actuarial loss projections. As of July 3, 2004 and June 28, 2003, the Company has deposits recorded of $6.3 million and $7.4 million, respectively.

The Company has established reserves for automobile and workers' compensation liabilities, which it believes, are adequate. The Company reviews these matters, internally and with outside brokers, on a regular basis to evaluate the likelihood of losses, settlements and litigation related expenses. The Company has managed to fund settlements and expenses through cash flow and believes that it will be able to do so going forward. There have not been any losses that have differed materially from the accrued estimated amounts.

Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of their business. The Company determined the size of its legal reserve with respect to these matters in accordance with generally accepted accounting principles based on management's estimate of the probable liability. In the opinion of management, none of these legal proceedings or claims is expected to have a material effect upon the Company's financial position or results of operations. However, the impact on cash flows might be material in the periods such claims are settled and paid.

11. EMPLOYEE BENEFIT PLANS

The Company has defined contribution retirement plans (the "Plans") in accordance with Section 401(k) of the Internal Revenue Code. All full-time employees of the Company and its subsidiaries are eligible to participate in the Plans. Company contributions to these plans are discretionary. The Company made no matching contributions for fiscal years 2004, 2003 or 2002.

12. RELATED PARTY TRANSACTIONS

Mr. Vincent A. Wasik serves as the Company's Chief Executive Officer pursuant to a Contractor Services Agreement, effective as of July 28, 2003, between the Company and MCG Global LLC. Mr. Wasik is an owner and principal of MCG Global LLC and was a shareholder and Chairman of the Board of the Company at the time this Contractor Services Agreement was authorized and entered into. The Service Agreement sets forth the rights and duties of both the Company and Mr. Wasik and directs the Company's Compensation Committee to establish, on an annual basis, Mr. Wasik's compensation level and eligibility for salary increases, bonuses, benefits and grants of equity. The Service Agreement also allows Mr. Wasik to contract to provide similar services to other businesses as long as Mr. Wasik abides by his confidentiality obligations under the Service Agreement. Furthermore, the Company has agreed to indemnify and hold harmless MCG, its officers, directors, employees and agents, including Mr. Wasik, from liabilities arising out of any services rendered by MCG to the Company, other than as a result of gross negligence or willful misconduct. The Company also agreed to cause

MCG and Mr. Wasik to be named as additional insured parties under its Directors and Officers Liability insurance policies. The Service Agreement does not contain any fixed term and may be terminated by either party at any time upon written notice. Other than payment of outstanding fees and expenses owed to MCG at termination, the Service Agreement does not contain any obligation upon the Company to pay severance in the event the agreement is terminated by the Company. During the fiscal year 2004, Mr. Wasik and MCG were reimbursed $31,535 and $107,535, respectively for expenses incurred on the Company's behalf. In addition the Company paid $410,000 and issued $465,000 of Preferred Stock to MCG in lieu of cash for continuing and specific services rendered in addition to Mr. Wasik's compensation; of these amounts the Company recorded compensation expense of $510,000 to Mr. Wasik through MCG for these services and the remainder is recorded in SG&A for rent and management services. During fiscal 2004, the Company also reimbursed a major investor, TH Lee Putnam Ventures LLP ("THLPV") $46,125 for expenses incurred on the Company's behalf. THLPV also provides the Company with a standby Letter of Credit guarantee of $7.5 million in support of the Company's revolving credit facility.

The Company has a business relationship with Peritas, LLC ("Peritas"), a vehicle rental company wholly owned by THLPV. Peritas was initially formed and owned by MCG Global, LLC. The founder and principal of MCG Global LLC is Vincent Wasik, the Chairman of the Board and CEO of the Company. MCG established Peritas to accommodate the Company's need for the Peritas services pending a new owner. Neither MCG nor Mr. Wasik has received any revenue, compensation or benefit from short term ownership or management of Peritas and Peritas was transferred to THLPV for no compensation or consideration. The business of Peritas is to rent delivery vehicles to independent contractors who perform services for the Company and other companies. On May 24, 2004, the Company and Peritas entered into an Agency Agreement whereby the Company acts as an agent for Peritas for the purposes of vehicle rentals. The term of the agreement is for twelve months. The services performed by the Company under the Agency Agreement include, renting the vehicles to independent contractors, maintenance of the vehicles and collecting the rental fees and delivering the fees to Peritas. Under the Agency Agreement, the Company receives a 10% commission of all rental revenues and a reimbursement of any vehicle related expenses. To date, the Company has collected rental revenues and received commissions. The Company's Audit Committee approved the business relationship between the Company and Peritas. [See footnote 5 CONSOLIDATED FINANCIAL INTEREST ENTITY]

In fiscal 2003, the Company issued $0.2 million of Series H Preferred as compensation for these services.

In fiscal 2002, the Company granted a total of 245,000 warrants to purchase common stock. 200,000 of the warrants are five-year common stock warrants with an exercise price of $2.00 per share. The fair value of the warrants was determined on the date of grant using the Black-Scholes option pricing model, assuming expected volatility of 121%, a risk-free interest rate of 4%, and expected life of five years. The remaining 45,000 warrants are five-year warrants, having an exercise price of $8.10 per share, and were priced at fair market value on the date of grant based on the closing price of the Company's common stock as quoted on the NASDAQ system. Cash and warrant-based compensation for these services amounted to $1.8 million in fiscal 2002.

13. LIQUIDITY

The Company reported a loss from operations of approximately $44.3 million for fiscal 2004; and, has negative working capital of approximately $35.5 million at July 3, 2004, primarily due to the classification of the revolving credit facility as a current liability, and the write-off of certain Accounts Receivable balances.

On March 31, 2004 and July 1, 2004, the Company entered into the third and fourth amendments, respectively, to the amended and restated revolving credit facility with Fleet. The purpose of these amendments was to reset certain of the financial covenants provided for in the agreement discussed above. In connection with amending and restating the revolving credit facility and obtaining the senior subordinated note, the Company was required to obtain an additional $25.2 million of investment capital. As part of this equity raise, the Company borrowed $1.0 million during the first quarter from an individual investor with an agreement to repay the principal and interest within 90 days. During the second quarter, the indebtedness to the individual investor plus the interest thereon as well as $0.1 million of other borrowings were converted to Series I Convertible Preferred Stock.

At July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. These waivers are in effect through January 1, 2005; and pursuant to the Company's receipt of $21.0 million of investment capital [See footnote 14 SUBSEQUENT EVENTS], on December 21, 2004 the Company obtained waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) Availability under the credit facility for each day of the immediately preceding thirty days is greater than or equal to $1,000,000.

14. SUBSEQUENT EVENTS

- **New Equity Investment**

On December 21, 2004, the Company signed a purchase agreement to raise approximately $21 million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. The Preferred Series M Stock will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19%. As part of the transaction, the investors required that the Company's charter be amended in a number of respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Preferred Series M will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Preferred Series M Stock plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year; and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

- **Warrant to Purchase Common Stock**

As part of the above-described Series M private placement, the new investors required that TH Lee Putnam Ventures ("THLPV") reach an agreement to extend, for a two-year period, the July 1, 2004 capital contribution agreement previously entered into between THLPV and the lenders. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty (30) day period following the notification. In exchange for entering in to the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase shares of common stock equal to 1% of the fully diluted common stock of the Company on a fully converted basis. The term of the warrant will be five years and will have an exercise price of $0.0001. Due to the pricing of the warrant, the Company expects to take a charge.

- **Series L Convertible Preferred Stock**

On December 20, 2004, the Company's Board of Directors authorized the sale of up to $7.0 million of Series L Convertible Preferred Stock ("Series L Preferred") through a private placement. The purchaser will be TH Lee Putnam Ventures and its related affiliates. The Company entered into a Stock Purchase Agreement on December 21, 2004, pursuant to which the Company will sell, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The consideration for the Series L will consist of cancellation of the Company's obligation to repay the investor the funds paid by the investor to the Company's senior lender to support the Company's revolving credit facility. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all of the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

- **Peritas LLC**

During November 2004, the Company's Consolidated Financial Interest Entity was purchased by TH Lee Putnam Ventures from MCG Global. The Company will continue, on a forward basis, to enjoy a strategic relationship with Peritas pursuant to customer service and business development. As TH Lee Putnam Ventures is a significant investor in the Company, the business relationship and extent of interactivity will hereafter be disclosed along with related party transactions. The future need to consolidate Peritas as a part of the Company's financial statements will be determined based upon the requirements as set forth in FIN No. 46.

- **Issuance of Series K Preferred Stock**

On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. This sale of Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders at the time of the sale. The Company began selling its Series K Preferred on August 23, 2004. On December 21, 2004, the Company sold 2,584,800 additional shares of Series K Preferred for net proceeds of approximately $3.9 million to complete its sales of Series K Preferred. Upon completion of the sale of the Series K Preferred in the second fiscal quarter of 2005, the Company will be required to recognize a charge against net income (loss) available to common shareholders of approximately $3.9 million to reflect the beneficial conversion in the Series K Preferred.

15. QUARTERLY FINANCIAL INFORMATION (unaudited)

Unaudited summarized financial data by quarter for fiscal years 2004 and 2003 is as follows (in thousands, except per share data):

	Three Months Ended(1)			
	July 3, 2004	March 27, 2004	December 27, 2003	September 27, 2003
Revenue	$ 72,023	$67,986	$ 71,270	$76,639
Gross profit	9,087	11,463	13,461	15,587
(Loss) from operations	(25,920)	(9,229)	(8,461)	(732)
Net (loss) applicable to common shareholders	(31,247)	(9,786)	(34,877)	(1,773)
Basic net (loss) per share	$ (4.09)	$ (1.31)	$ (6.38)	$ (0.33)
Diluted net (loss) per share	$ (4.09)	$ (1.31)	$ (6.38)	$ (0.33)

(1) As part of the Company's fiscal year-end close expenses were identified that may have a material impact on the reported results of prior fiscal quarters. Management's attempts to accurately quantify the extent of the required inter-quarter reclassification(s), and then to assess the need to restate prior quarters' reported results, have been precluded from definitive completion by the very weaknesses identified herein. As such, attempts to completely quantify and accurately allocate quarter-specific amounts were not possible and therefore all fiscal year-end adjustments were recorded as part of the Company's fourth quarter results. Corrections of the underlying weaknesses have been identified, and annual fiscal results are fairly stated.

	Three Months Ended			
	June 28, 2003	March 29, 2003	December 28, 2002	September 28, 2002
Revenue	$ 77,844	$76,335	$75,041	$77,918
Gross profit	14,934	16,305	16,853	17,910
Income (loss) from operations(1)	(8,786)	(1,201)	16	984
Net income (loss) applicable to common shareholders	(12,254)	(2,464)	(1,049)	158
Basic net income (loss) per share	$ (2.28)	$ (0.53)	$ (0.24)	$ 0.04
Diluted net income (loss) per share	$ (2.28)	$ (0.53)	$ (0.24)	$ 0.01

(1) Includes charges in the fourth quarter associated with the valuation of certain accounts receivable of $4.0 million and various claims amounting to $1.9 million

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures

The Company's Audit Committee and its Chief Executive Officer and Chief Financial Officer (the "Certifying Officer") have evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended) as of the end of the period covered by this annual report on Form 10-K. Based on this evaluation, the Certifying Officer concluded that these disclosure controls and procedures were deficient to ensure that the information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934 (as amended) is accurate, and is recorded, processed, summarized and reported within the requisite time periods. Deficiencies resulted from the Company's relocation of its finance function during the second half of the fiscal year, and substantial management and staff turnover, resulting in the loss of operations and process knowledge.

In connection with the preparation of the Company's consolidated financial statements for the year ended July 3, 2004 certain significant internal control deficiencies became evident to management that, in the aggregate, represent material weaknesses, including, inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters; failure to perform timely cutoff and reviews, substantiation and evaluation of certain general ledger account balances; inadequate procurement procedures; lack of procedures or expertise needed to prepare all required disclosures; and evidence that employees lack the experience and training to fulfill their assigned functions. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes the Company's internal controls from reducing to an appropriately low level the risk that material misstatements in its financial statements will not be prevented or detected on a timely basis.

As part of the Company's year-end closing, expenses were identified which may have a material impact on the reported results of prior fiscal quarters. Management's attempts to accurately quantify the extent of the required inter-quarter reclassification(s), and then to assess the need to restate prior quarters' reported results, have been precluded from definitive completion by the very weaknesses identified herein. As such, attempts to completely quantify and accurately allocate quarter-specific amounts were not possible, and therefore all fiscal year-end adjustments were recorded as part of the Company's fourth quarter results. Corrections of the underlying weaknesses have been identified, and annual fiscal results are fairly stated.

At the direction of the Audit Committee, management has continued to review how the deficiencies in internal control occurred and will proceed expeditiously with its existing plan to enhance internal controls and procedures, which it believes addresses each of the issues. The Company plans to add financial expertise with the hiring of an experienced Controller to provide hands-on oversight of the monthly financial closing, data analysis, account reconciliation and cutoff. The Company has also designated specialists in its Billings & Collections group to work hand-in-hand with problem accounts to ensure that billings are rendered in a timely and appropriate fashion for timely customer processing and payment. This group also spearheads problem resolution. In addition, the Company has moved to purge inactive accounts from its vendor file and has implemented a system of invoice processing and approval built upon multiple levels of active and passive reviews starting with system-required authorized vendor numbers and ending with review by an authorized signer.

PART III.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The directors and executive officers of the Company are as follows:

Name	Age	Position
Vincent A. Wasik	59	Chairman of the Board, Chief Executive Officer and Interim CFO
James Brown	40	Director
Douglas Hsieh	34	Director
Alex Paluch	48	Director
Richard A. Kassar	57	Director
Leslie E. Grodd	58	Director
John J. Perkins	73	Director
Wesley C. Fredenburg	53	General Counsel and Secretary
Andrew B. Kronick	41	Senior Vice President, Sales
Kay Perry	44	Senior Vice President, Workforce Resources
Jeffrey Hendrickson	59	President and Chief Operating Officer

Vincent A. Wasik. Mr. Wasik was appointed as the Company's Chairman of the Board in August 2001 and was further appointed the Company's President and Chief Executive Officer on July 28, 2003. In 1995, Mr. Wasik co-founded MCG Global, a private equity firm sponsoring leveraged buyout acquisitions and growth capital investments and has served as Principal of MCG Global since that time. From 1988 to 1991, Mr. Wasik served as Chairman and CEO of National Car Rental System, Inc. From 1980 to 1983, he served as President and CEO of Holland America Line. Mr. Wasik currently serves as an advisory board member of Mitchells/Richards, the largest upscale clothing retailer in Connecticut.

James G. Brown. Mr. Brown was elected to the Company's Board in July 2000. Mr. Brown is a founder and Managing Director of TH Lee Putnam Ventures, L.P., a $1 billion private equity fund focused exclusively on Internet and eCommerce companies. Previously, from 1995 to 1999, he served as a Senior Vice President and Industry Leader of GE Equity where he was responsible for strategic and financial investments in eCommerce/ Internet, consumer services and media/entertainment companies. Prior to joining GE Equity, Mr. Brown worked with Lehman Brothers as a Vice President from 1994 to 1995. Before that, he served at Bain & Co., an international consulting firm, from 1992 to 1994. He began his career in the media industry, serving two years with A.C. Nielsen in research and two years with CBS Television Network in marketing. In addition to the Company, Mr. Brown is a director of HomePoint Corp., FaceTime Communications, Inc., Prescient Markets, RealPulse.com, Inc. and LN Holdings, Inc.

Douglas Hsieh. Mr. Hsieh was appointed to the Company's Board in January 2001. Mr. Hsieh has been a Principal at TH Lee Putnam Ventures since June 1999. From January 1998 until May 1999, Mr. Hsieh was at GE Equity, focusing on Internet and media-related investments. From 1994 until December 1997, Mr. Hsieh was employed at Lehman Brothers as Assistant Vice President of Strategic Planning. Before that, he was a Financial Analyst with Dillon Read, Inc.

Alex Paluch. Mr. Paluch was appointed to the Board of Directors in August 2001. Mr. Paluch is a General Partner at East River Ventures Partnership, an investment firm, focused in part on emerging technology-driven companies. Mr. Paluch currently serves on the board of directors of Equity Enterprises, Inc.

Richard A. Kassar. Mr. Richard Kassar was appointed to the Board in August 2002. Mr. Kassar has been employed as Senior Vice President and Chief Financial Officer of The Meow Mix Company since February 2002. From May 2001 to January 2002, he was self-employed as a consultant to venture capital firms, advising them primarily on the acquisition of consumer brands. From December 1999 to May 2001, Mr. Kassar was employed as Co-President and Chief Financial Officer of Global Household Brands. From 1986 to December 1999, he was employed by Chock Full O'Nuts in various positions, and most recently served as Senior Vice President and Chief Operating Officer. Mr. Kassar also serves as a director for World Fuel Services, Inc.

Leslie E. Grodd. Mr. Leslie Grodd was appointed to the Board in January 2003. A Certified Public Accountant, Mr. Grodd has been a Principal in the law firm of Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut since 1974. Prior to forming the law firm, Mr. Grodd was associated with the firm of Coopers & Lybrand (now PricewaterhouseCoopers). Mr. Grodd is the former chair of both the Federal Tax Committee of the Connecticut Society of Certified Public Accountants and the Executive Committee of the Tax Section of the Connecticut Bar Association. Mr. Grodd holds a Master of Business Administration Degree from New York University, a Bachelor of Arts Degree from the University of Vermont and a Juris Doctor Degree from the St. John's University School of Law.

John J. Perkins. Mr. Perkins was appointed to the Board in August of 2004. Since 1984 Mr. Perkins has served as the President of International Insurance Group, Ltd. and is currently the Chairman of the Board of that company. Beginning in 1974 Mr. Perkins has also served as a Trustee of the City of Boston Retirement Fund. Between 1974 and 1984, Mr. Perkins was the President of Corroon and Black of Massachusetts. Additionally, Mr. Perkins is the President of Somerset Corporate Advisors, a financial advisory firm, and is a member of the Advisory board of Glasshouse Technologies, Aircuity, Inc., and Tuckerbrook Alternative Investments. Mr. Perkins is a graduate of Boston College with a degree in economics.

Wesley C. Fredenburg. Mr. Fredenburg was appointed General Counsel and Secretary in December 2000. Prior to joining the Company from February of 1997 until August 2000, Mr. Fredenburg served as General Counsel for the Automotive Rental Group of AutoNation, Inc. From December 1995 until February 1997, Mr. Fredenburg served as the General Counsel of National Car Rental Systems, Inc. Prior to that, he was a partner in the law firm of Crowe and Dunlevy.

Andrew B. Kronick. Mr. Kronick joined Velocity Express in December 2001 as its Senior Vice President of National Accounts and Logistics Services. In fiscal 2004, Mr. Kronick was named Senior Vice President, Sales. Prior to joining the Company, from December 1999 to October 2001, Mr. Kronick served as President of Veredex Logistics and was co-founder of deliverEnow.com, both technology and same-day logistics solutions companies. Prior to that, from November 1995 to December 1999, he served as Corporate Vice President of Sales and Marketing of Consolidated Delivery & Logistics, a national provider of time-critical logistics solutions, a company of which he was a founding member.

Kay Perry. Ms. Perry joined Velocity Express in February 2000 as its Director of Compensation and Benefits. In November 2001, she was named the Company's Vice President of Compensation and Benefits. In September 2002, she was named Vice President Human Resources, and served in that capacity until August 2004 when she was named Senior Vice President, Workforce Resources. Prior to joining the Company, Ms. Perry was the Manager Compensation and Benefits for Fleetwood Retail Corporation.

Jeff Hendrickson. Mr. Hendrickson joined the Company in December 2003 as its President and Chief Operating Officer. Prior to joining Velocity Express, from June 2002 to December 2003, Mr. Hendrickson was President and Chief Executive Officer of Sport & Health Company, a privately held company headquartered in McLean, Virginia. From November 2000 to May 2002, Mr. Hendrickson was the President and Chief Operating Officer of BC Harris Publishing Company, Inc. From April 2000 until December 2000, Mr. Hendrickson served as Executive Vice President, Operations for Park N' View, Inc. Park N' View, Inc. filed for protection under Chapter 11 of the Federal Bankruptcy Laws in December 2000. He has also served in a senior executive capacity for such organizations as Brinks, Inc., National Car Rental System, Inc., Chase Manhattan Corporation, and Hertz Corporation.

There are no family relationships between directors or executive officers of the Company.

Audit Committee

The Company's Audit Committee consists of the following individuals: Richard A. Kassar, Chairman, Leslie E. Grodd, and John J. Perkins. The Board of Directors has determined that each Audit Committee member has sufficient knowledge in financial and auditing matters to serve on the Committee. In addition, the Board has determined that Richard A. Kassar is an "audit committee financial expert" as defined by Securities and Exchange Commission ("SEC") rules. The members are independent and have met several times in discussion and review of the Company's audit efforts.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's directors and officers and the holders of 10% or more of the Company's stock to file with the Securities and Exchange Commission initial reports of changes in ownership of equity securities of the Company. Based on the Company's review of copies of such reports received by it, or written representations from reporting persons, the Company believes that during fiscal 2004, its directors, executive officers and holders of 10% or more of the Company's stock filed all reports on a timely basis except as follows:

The Company believes the following holders of 10% or more of the Company's stock have not timely filed or have not filed Form 4s with respect to the following transactions: Richard Neslund with respect to changes in beneficial holdings as a result of antidilution adjustments to preferred stock; HomePoint Liquidating Trust with respect to changes in beneficial holdings as a result of antidilution adjustments to preferred stock; Jess S. Morgan & Company Inc. with respect to the purchase of preferred stock, the conversion of preferred stock to common stock and with respect to changes in beneficial holdings as a result of antidilution adjustments; and BPEF 2 Pegasus Limited with respect to the acquisition of preferred stock.

Code of Business Conduct and Ethics

The Company has adopted a Code of Business Conduct and Ethics ("Code of Ethics") which applies to the Company's directors, officers and employees. The Code of Ethics is published on the Company's website at www.velocityexp.com under "Investor Info." Any amendments to the Code of Ethics and waivers of the Code of Ethics for the Company's Chief Executive Officer or Chief Financial Officer will be published on the Company's website.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal years ended July 3, 2004, June 28, 2003 and June 29, 2002, the aggregate compensation paid or accrued with respect to the Company's Chief Executive Officer and up to the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of July 3, 2004 (the "Named Executive Officers"), based upon salary and bonus earned by such executive officers and individuals in fiscal 2004.

SUMMARY COMPENSATION TABLE ANNUAL COMPENSATION

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Other Annual Compensation(2)	Restricted Stock Awards(3)	Securities Underlying Options(4)
Vincent A. Wasik(1)	2004	$510,000	$13,965	—	—
Chief Executive Officer	2003	—	—	$6,480	—
	2002	—	—	—	12,500
Jeffry J. Parell	2004	81,490	405	—	—
Chief Executive Officer	2003	346,827	4,925	—	—
	2002	334,556	6,828	—	140,000
Andrew B. Kronick	2004	253,077	—	—	365,764
Senior Vice President, Sales	2003	195,923	3,245	—	—
	2002	103,846	3,821	—	10,000
Wesley C. Fredenburg	2004	237,981	—	—	365,764
General Counsel	2003	216,346	—	—	—
and Secretary	2002	221,397	8,000	—	50,000
Jeffrey Hendrickson	2004	161,538	—	—	1,097,294
President and Chief Operating	2003	—	—	—	—
Officer of Velocity Express	2002	—	—	—	—
Robert B. Lewis	2004	138,462	—	—	1,097,294
Chief Financial Officer	2003	—	—	—	—
	2002	—	—	—	—

(1) Mr. Wasik serves as the Company's Chief Executive Officer pursuant to an agreement between the Company and MCG Global, LLC ("MCG"). Mr. Wasik is an owner and principal of MCG. His compensation is paid through MCG.

(2) For 2004, includes health insurance premiums for Mr. Wasik and vehicle allowance for Mr. Parell. For 2003, represents vehicle allowance for Messrs. Parell and Kronick. In 2002, includes $6,209 for vehicle allowance and $619 for premiums on a term life insurance policy for Mr. Parell, a retention payment for Mr. Fredenburg agreed to upon the Company hiring Mr. Fredenburg in December 2000 as set forth in his employment contract, and vehicle allowance for Mr. Kronick.

(3) For 2003 includes 9,000 shares of restricted stock granted to Mr. Wasik on February 21, 2003 for his service on the Board of Directors. The stock vested one year from the date of grant. On July 3, 2004, the aggregate value of the restricted stock holdings was $4,050.

(4) In 2004, represents the number of shares of common stock underlying warrants granted. 333,333 warrants were granted to both Messrs. Kronick and Fredenburg. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of

the warrants. 1,000,000 warrants were granted to both Messrs. Hendrickson and Lewis in connection with their offers of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, each warrant is exercisable into 1.097 shares of common stock. In 2002, represents stock options granted with exercise prices equal to or not less than fair market value on the date of grant. In 2002, 5,000 options granted to Mr. Parell and 5,000 options granted to Mr. Fredenburg were granted outside the Company's 1995 or 2000 Stock Option Plans. No SARs were granted in any of years presented.

The following table sets forth information with respect to stock options and warrants granted to the Named Executive Officers in fiscal 2004:

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Market Price on Date of Grant ($/Sh)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(1)		
						5% ($)	10% ($)	0% ($)
Andrew B. Kronick(2)	365,764	9.5%	$0.01	$0.85	2/12/2011	$1,489	$3,470	$307,242
Wesley C. Fredenburg(3)	365,764	9.5%	$0.01	$0.85	2/12/2011	1,489	3,470	307,242
Jeffrey Hendrickson(4)	1,097,294	28.6%	$0.01	$0.85	2/12/2011	4,467	10,410	921,727
Robert B. Lewis(5)	1,097,294	28.6%	$0.01	$0.85	2/12/2011	4,467	10,410	921,727

(1) Potential realizable value is based on the assumption that the price of the common stock appreciates at the rates shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation.

(2) In February 2004, Mr. Kronick was granted warrants to purchase 333,333 shares of common stock. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of the warrants. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 365,764 shares of common stock.

(3) In February 2004, Mr. Fredenburg was granted warrants to purchase 333,333 shares of common stock. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of the warrants. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 365,764 shares of common stock.

(4) In February 2004, Mr. Hendrickson was granted warrants to purchase 1,000,000 shares of common stock in connection with his offer of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 1,097,294 shares of common stock.

(5) In February 2004, Mr. Lewis was granted warrants to purchase 1,000,000 shares of common stock in connection with his offer of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 1,097,294 shares of common stock.

The following table sets forth certain information regarding options and warrants to purchase shares of the Company's common stock that were held by the Named Executive Officers in fiscal 2004. No such options or warrants were exercised during fiscal 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Shares Underlying Unexercised Options at July 3, 2004		Value of Unexercised In-the-Money Options at July 3, 2004	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Vincent A. Wasik	12,500	—	$ —	$ —
Jeffry J. Parell	55,000	—	—	—
Andrew B. Kronick	6,666	369,098	—	175,891
Wesley C. Fredenburg	70,000	365,764	—	175,891
Jeffrey Hendrickson	1,097,294	—	527,674	—
Robert B. Lewis	1,097,294	—	527,674	—

COMPENSATION OF DIRECTORS

Cash Compensation. The Company has not paid any cash compensation to a director in his or her capacity as a director and has no present plan to pay directors' fees.

Stock Options and Restricted Stock. In February 1996, the Company adopted its 1996 Director Stock Option Plan. Until February 2002, each outside director was granted an option to purchase 3,000 shares of Common Stock for each year of service as a director. The term of each option granted under the plan was five years and the exercise price per share for stock granted under the plan was 100% of the fair market value per share on the date on which the respective option was granted.

Effective February 2002 on an annual basis, each director was granted 4,000 options, and the Chairman of the Board was granted an additional 2,000 options. Audit and Executive Committee members were granted 2,000 options, Compensation Committee members were granted 1,000 options, and Executive IT Committee members were granted 1,500 options. The chairperson of each committee received an additional 1,000 options. The term of each option granted under the plan was five years and the exercise price per share for stock granted under the plan was 100% of the fair market value per share on the date on which the respective option was granted.

Effective September 2002, directors and committee members were granted, on an annual basis, shares of restricted stock as compensation for board and committee service. The shares vested one year from the date of grant of the restricted stock. Directors were awarded 4,000 shares, and the Chairman of the Board was granted an additional 2,000 shares. Audit and Executive Committee members were granted 2,000 shares, Compensation Committee members were granted 1,000 shares, and Executive IT Committee members were granted 1,500 shares. The chairperson of each committee received an additional 1,000 shares.

Effective May 2004, directors and committee members are granted, on an annual basis, shares of restricted stock as compensation for board and committee service. The shares will vest one year from the date of grant of the restricted stock. The number of shares of restricted stock is to be determined by dividing the amount of compensation by the closing price of the Company's common stock on the date of grant according to the following compensation schedule. Directors are awarded $25,000, and the Chairman of the Board is granted an additional $12,500. Audit Committee members are granted $25,000. Executive and Compensation Committee members are granted $15,000, and Technology Committee members are granted $3,000. The chairperson of each committee receives an additional $6,000.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

The Company has employment contracts and severance agreements in effect with Vincent Wasik, its Chairman and Chief Executive Officer, Jeffry J. Parell, its former Chief Executive Officer, Wesley C. Fredenburg, its General Counsel and Secretary, Drew Kronick, its Senior Vice President, Sales, Jeffrey Hendrickson, its President and Chief Operating Officer and Robert Lewis, its former Chief Financial Officer.

Mr. Wasik serves as the Company's Chief Executive Officer pursuant to an agreement effective July 27, 2003 between the Company and MCG Global, LLC ("MCG"). Mr. Wasik is an owner and principal of MCG. The agreement sets forth the rights and duties of both the Company and Mr. Wasik and directs the Company's Compensation Committee to establish, on an annual basis, Mr. Wasik's compensation level and eligibility for salary increases, bonuses, benefits and grants of equity. The agreement does not contain any fixed term and may be terminated by either party upon thirty (30) days' notice. The agreement does not contain any obligation upon the Company to pay severance in the event the agreement is terminated by the Company.

The Company and Mr. Parell were parties to an employment agreement dated October 16, 2000, as amended on November 7, 2002, governing his employment with the Company. The agreement set forth Mr. Parell's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Parell's employment was voluntary and could be terminated by the Company with two months' prior written notice, and by Mr. Parell with four months' written notice. If the Company were to terminate Mr. Parell's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Parell would receive an amount equal to his base salary per month at the end of each of the eighteen months following the date of his termination. The Company could immediately terminate Mr. Parell's employment for cause upon written notice without any further obligation to Mr. Parell. The term of the original employment agreement was for two years, and the term of the amended agreement was also for two years, at which time, the agreement would automatically renew for a six-month term, unless either Executive or Company provides the other with written notice of intention not to renew at least ninety days prior to the expiration of the initial term, and at least sixty days prior to the expiration of any extension term. Effective July 28, 2003, Mr. Parell resigned his position with the Company.

The Company and Mr. Kronick are parties to an employment agreement dated November 28, 2001, governing his employment with the Company. The agreement sets forth Mr. Kronick's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans and the terms of a non-solicitation and non-competition agreement. Pursuant to the agreement, Mr. Kronick's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Kronick with two months' prior notice. The agreement is not for a fixed period of time. If the agreement is terminated by the Company for reasons other than cause, the Company will pay Mr. Kronick an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Kronick's employment for cause upon written notice without any further obligation to Mr. Kronick.

The Company and Mr. Fredenburg are parties to an employment agreement dated November 15, 2003, governing his employment with the Company. The agreement sets forth Mr. Fredenburg's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Fredenburg's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Fredenburg with two months' prior notice. The agreement is for a period of two years and, at its expiration, can be renewed at the option of the Company. If the agreement is not renewed, the Company may, at its option and in exchange for Mr. Fredenburg executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Fredenburg's employment for cause upon written notice without any further obligation to Mr. Fredenburg.

The Company and Mr. Hendrickson are parties to an employment agreement dated December 15, 2003, governing his employment with the Company. The agreement sets forth Mr. Hendrickson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Hendrickson's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Hendrickson with two months' prior notice. The agreement is for a period of two years and, at its expiration, can be renewed at the option of the Company. If the agreement is not renewed the Company will, in exchange for Mr. Hendrickson executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Hendrickson's employment for cause upon written notice without any further obligation to Mr. Hendrickson.

The Company and Mr. Lewis were parties to an employment agreement dated January 12, 2004, governing his employment with the Company. The agreement set forth Mr. Lewis's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Lewis's employment was voluntary and could be terminated by the Company with or without written notice, or by Mr. Lewis with two months' prior notice. The agreement was for a period of two years and, at its expiration, could be renewed at the option of the Company. If the agreement was not renewed the Company would, in exchange for Mr. Lewis executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company could immediately terminate Mr. Lewis's employment for cause upon written notice without any further obligation to Mr. Lewis. Mr. Lewis left the Company voluntarily effective July 30, 2004.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2004, the Compensation Committee of the board consisted of James G. Brown, and Richard A. Kassar. Neither Mr. Brown nor Mr. Kassar was at any time during fiscal 2004 or at any other time, an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the board or the compensation committee of the Company. Through his position as Managing Director of TH Lee Putnam Ventures, L.P., James G. Brown had relationships with the Company requiring disclosure under Item 404 of SEC Regulation S-K. See "Certain Relationships and Related Party Transactions."

COMPENSATION COMMITTEE REPORT

The following is the report of the compensation committee of the board describing compensation policies and rationales applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the fiscal year ended July 3, 2004.

Compensation Philosophy. The philosophy of the Company's compensation committee regarding executive compensation is to link executive pay to corporate performance. A significant portion of executive compensation is tied to the Company's success in meeting one or more specified performance goals and to appreciation in the Company's market valuation. The goals of the compensation program are to attract and retain highly talented executives and to motivate them to high levels of performance, recognizing the different impact that various executives have on the achievement of corporate goals.

The key elements of the executive compensation are generally base salary, annual bonus (dependent on corporate and individual performance) and stock options. The compensation committee approves compensation and pay levels as well as stock option grants to executive officers.

Base Salaries. Base salaries for executive officers are determined by evaluating the responsibilities of the position and the experience of the individual. Base salaries are reviewed annually, and are adjusted based upon performance contribution, management recommendation and market conditions.

Bonus. Some of the Company's executive officers are eligible for an annual cash bonus. Individual and corporate performance objectives are established at the beginning of each year, and eligible executives are assigned target bonus levels. In fiscal 2004, no executive officers received cash bonus payments. A number of executive officers did receive, as a bonus and incentive, warrants to purchase shares of the Company's common stock.

Stock Options. The purpose of the Company's stock option plans is to provide an additional incentive to certain employees of the Company to work to maximize stockholder value. Option grants with short-term vesting are used to reward past performance while option grants with long-term vesting are awarded to encourage employees to take into account the long-term interests of the Company, align employees' and shareholders' interests, as well as to create a valuable retention device for key employees. Stock options are typically granted at the time of hire, at the time of promotion or at the time of achievement of a significant corporate objective.

Compensation of Chief Executive Officer. The compensation committee approved the compensation of Vincent Wasik for fiscal 2004 by way of an agreement between the Company and MCG Global, LLC. Mr. Wasik is an owner and principal of MCG Global, LLC. Compensation in fiscal 2004 under the agreement amounted to $510,000. The compensation committee determined the Chief Executive Officer's compensation after considering the same factors used to determine the compensation of other executive officers.

Summary. It is the opinion of the compensation committee that the executive compensation policies and programs in effect for the Company's executive officers provide an appropriate level of total remuneration that properly aligns the Company's performance and interests of the Company's shareholders with competitive executive compensation in a balanced and reasonable manner.

COMPENSATION COMMITTEE

James G. Brown
Richard A. Kassar

Stock Performance Graph

In accordance with Exchange Act regulations, the following performance graph compares the cumulative total shareholder return on the company's common stock to the cumulative total return on the NASDAQ Stock Market and a selected group of peer issuers over the same period. The peer issuers consist of Consolidated Delivery and Logistics, Inc. and Dynamex. The graph assumes that the value of the investment in the Company's common stock and each index was $100 in 1999 and that all dividends were reinvested. The information contained in the performance graphs shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.


Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
July 2004
Dollars
$350
$300
$250
$200
$150
$100
$50
$0
1999
2000
2001
2002
2003
2004
Velocity Express Corp.
S&P Small Cap 600
NASDAQ US
Peer Group

Year	Velocity Express Corporation	S&P SmallCap 600	Nasdaq	Peer Group
1999	$100.00	$100.00	$100.00	$100.00
2000	278.26	115.99	147.97	61.29
2001	20.17	128.89	80.85	47.11
2002	21.22	129.25	54.93	50.60
2003	6.08	124.63	61.21	134.89
2004	3.48	168.54	77.61	295.33

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company will be amending the following beneficial ownership tables in order to reflect recent transactions. As of September 10, 2004, the Company had issued and outstanding 11,484,628 shares of Common Stock, 2,806,797 shares of Series B Preferred, 2,000,000 shares of Series C Preferred, 1,517,444 shares of Series D Preferred, 732,158 shares of Series F Preferred, 5,468,331 shares of Series G Preferred, 464,397 shares of Series H Preferred, 16,809,987 shares of Series I Preferred, 7,999,993 shares of Series J Preferred, and 7,266,666 shares of Series K Preferred. The following tables contain certain information known to the Company regarding beneficial ownership of its outstanding voting securities as of September 10, 2004, by (i) each person who is known to the Company to own beneficially more than five percent of each class of the Company's voting securities, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all executive officers and directors as a group. Beneficial ownership listed in the tables below based on ownership of the Company's convertible preferred shares reflects Common Stock equivalents. Each share of Common Stock is entitled to one vote. For purposes of voting as of September 10, 2004, each share of Series B Preferred was convertible into approximately 6.862 shares of Common Stock, each share of Series C Preferred was convertible into approximately 4.883 shares of Common Stock, each share of Series D Preferred was convertible into 13.696 shares of Common Stock, each share of Series F Preferred was convertible into 27.080 shares of Common Stock, each share of Series G Preferred was convertible into 1.126 shares of Common Stock and each share of Series H Preferred was convertible into 46.253 shares of Common Stock. Holders of the Series B Preferred, the Series C Preferred, the Series D Preferred, the Series F Preferred, the Series G Preferred and the Series H Preferred are entitled to one vote for each share of Common Stock issuable upon conversion of such preferred stock.

As of September 10, 2004, the conversion of the outstanding Series I Preferred, Series J Preferred and the Series K Preferred are subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series I Preferred, Series J Preferred and Series K Preferred would not be deemed to be beneficial owners of the underlying Common Stock.

Unless otherwise noted and subject to applicable community property laws, each person identified below has sole voting and investment power with respect to such shares and the address of each person identified below is Velocity Express Corporation, One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880. Beneficial ownership is determined in accordance with the rules of the SEC and includes the class of capital stock identified on each table and securities convertible into or exercisable for the class of capital stock identified on each table owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days of September 10, 2004.

Reference made herein to TH Lee Putnam Ventures ("THLPV") includes TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC, and Blue Star I, LLC.

Common Stock

Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)
TH Lee Putnam Ventures(2)(6) 200 Madison Avenue, Suite 2225, New York, NY 10016	69,337,213	85.8%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	69,337,213	85.8%
Douglas Hsieh(4) 200 Madison Avenue, Suite 2225, New York, NY 10016	69,337,213	85.8%
Richard and Mabeth Neslund(5) 15210 Wayzata Boulevard, Wayzata, MN 55391	8,674,879	43.9%
HomePoint Liquidating Trust(6)(7) c/o Baruno, Sullivan & Co. 170 Mason Street, Greenwich, CT 06830	6,968,610	37.8%
Alexander I. Paluch(8)	5,573,782	32.7%
Vincent A. Wasik(9)	5,447,915	32.8%
East River Ventures II, LP(10) 645 Madison Avenue, Ste 2200, New York, NY 10022	5,150,476	31.0%
IDT Venture Capital, Inc.(11) 666 Fifth Avenue, 34th Floor, New York, NY 10103	3,150,696	21.5%
Jess S. Morgan & Company, Inc.(12) 5750 Wilshire Boulevard, Suite 590, Los Angeles, CA 90036	2,807,013	19.7%
Perkins Capital Management, Inc.(13) 730 East Lake Street, Wayzata, MN 55391	2,019,863	15.0%
Robert McCullough(14) 455 Belvedere, Belvedere, CA 94920	1,544,010	11.9%
BPEF 2 Pegasus Limited(15) 33 Riverside Avenue, Fifth Floor, Westport, CT 06880	1,468,836	11.3%
MCG Global LLC(16) One Morningside Drive N., Ste 200, Westport, CT 06880	1,452,372	11.2%
Robert B. Lewis(17)	1,357,467	10.6%
Jeffrey Hendrickson(17)	1,357,467	10.6%
Woodville LLC(18) 34 Peninsula Road, Dellwood, MN 55110	1,218,792	9.8%
Sandra Einck(19) 5674 Shaddlelee Lane W., Fort Meyers, FL 33919	986,899	7.9%
John Kennedy(20) 2100 First National Center, Oklahoma City, OK 73102	812,092	6.6%
Robert Reynen(21) 400 Spring Line Drive, Naples, FL 34102	792,362	6.5%
Andrew B. Kronick(22)	508,595	4.2%
Wesley C. Fredenburg(23)	179,562	1.5%
Jeffry J. Parell(24)	145,412	1.3%
Richard A. Kassar	14,000	*
Leslie E. Grodd	6,000	*
John J. Perkins	—	0%
All directors and officers as a group (12 persons)(25)	82,433,613	88.1%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 11,484,628 shares of Common Stock outstanding as of September 10, 2004. Beneficial ownership based upon ownership of convertible preferred stock reflects Common Stock equivalents on an as-if-converted basis. Common Stock issuable pursuant to outstanding warrants, stock options and convertible preferred stock is deemed outstanding for computing the percentage of the holders thereof, but not for computing the percentage of any other person. More than one person may beneficially own the same shares.

(2) Includes: (i) 12,143,659 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Ventures, L.P., 8,961,613 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 691,754 shares issuable upon conversion of Series B Preferred owned by THLi Co Investment Partners, LLC, and 262,740 shares issuable upon conversion of Series B Preferred owned by Blue Star I, LLC; (ii) 6,018,802 shares issuable upon conversion of Series C Preferred owned by TH Lee Putnam Ventures, L.P., 4,441,675 shares issuable upon conversion of Series C owned by TH Lee Putnam Parallel Ventures, L.P., 341,783 shares issuable upon conversion of Series C Preferred owned by THLi Co Investment Partners, LLC, and 131,295 shares issuable upon conversion of Series C Preferred owned by Blue Star I, LLC; (iii) 2,484,212 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Ventures, L.P., 1,833,268 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 141,065 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by THLi Co Investment Partners, LLC, and 54,193 shares issuable upon the exercise and conversion of warrants to purchase Series C owned by Blue Star I, LLC; (iv) 7,478,915 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Ventures, L.P., 5,519,182 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 423,866 shares issuable upon conversion of Series D Preferred owned by THLi Co Investment Partners, LLC, and 163,973 shares issuable upon conversion of Series D Preferred owned by Blue Star I, LLC; (v) 1,591,517 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Ventures, L.P., 1,174,489 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 90,205 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by THLi Co Investment Partners, LLC, and 34,888 shares issuable upon the exercise of warrants to purchase Series D Preferred owned by Blue Star I, LLC; (vi) 2,062,330 shares issuable upon conversion of Series G Preferred owned by TH Lee Putnam Ventures, L.P., 1,525,422 shares issuable upon conversion of Series G Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 116,482 shares issuable upon conversion of Series G Preferred owned by THLi Co Investment Partners, LLC, and 47,829 shares issuable upon conversion of Series G Preferred owned by Blue Star I, LLC; (vii) 5,032,791 shares issuable upon conversion of Series H Preferred owned by TH Lee Putnam Ventures, L.P., 3,657,678 shares issuable upon conversion of Series H Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 300,093 shares issuable upon conversion of Series H Preferred owned by THLi Co Investment Partners, LLC, and 116,744 shares issuable upon conversion of Series H Preferred owned by Blue Star I, LLC; (viii) 1,360,112 shares issuable upon exercise of Common Warrants owned by TH Lee Putnam Ventures, L.P., 988,488 shares issuable upon exercise of Common Warrants owned by TH Lee Putnam Parallel Ventures, L.P., 81,100 shares issuable upon exercise of Common Warrants owned by THLi Co Investment Partners, LLC, and 31,550 shares issuable upon exercise of Common Warrants owned by Blue Star I, LLC; (ix) 20,000 shares issuable upon the exercise of options to purchase Common Stock issued to TH Lee Putnam Fund Advisors, L.P.; and (x) 13,500 shares of restricted stock issued to TH Lee Putnam Ventures, L.P. TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC are affiliates of TH Lee Putnam Ventures.

(3) Consists of shares beneficially owned by THLPV, for which Mr. Brown disclaims beneficial ownership.

(4) Consists of shares beneficially owned by THLPV, for which Mr. Hsieh disclaims beneficial ownership.

(5) Consists of 377,113 shares owned directly, 692,188 shares issuable pursuant to warrants, 5,292,905 shares issuable upon conversion of Series F Preferred and 2,312,673 shares issuable upon conversion of Series H Preferred.

(6) THLPV is the largest shareholder of HomePoint Corporation. A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

(7) Consists of 6,846,849 shares issuable upon conversion of Series D Preferred and 121,761 shares issuable upon exercise of warrants.

(8) Consists of (i) 27,345 shares issuable upon exercise of warrants, 184,605 shares issuable upon conversion of Series F Preferred and 92,506 shares issuable upon conversion of Series H Preferred owned directly by Mr. Paluch; (ii) 446,875 shares issuable upon exercise of warrants, 3,200,364 shares issuable upon conversion of Series F Preferred and 1,503,237 shares issuable upon conversion of Series H Preferred owned by East River Ventures II, LP; and (iii) 10,313 shares issuable upon exercise of warrants, 73,847 shares issuable upon conversion of Series F Preferred and 34,690 shares issuable upon conversion of Series H Preferred owned by ERV Partners LLC.

(9) Consists of (i) 105,460 shares owned directly, 396,563 shares issuable upon exercise of warrants, 1,846,354 shares issuable upon conversion of Series F Preferred, 1,380,666 shares issuable upon conversion of Series H Preferred, 12,500 shares issuable upon exercise of options, and 9,000 shares of restricted stock owned directly by Mr. Wasik; (ii) 330,181 shares issuable upon conversion of Series G Preferred, 883,441 shares issuable upon conversion of Series H Preferred and 238,750 shares issuable upon exercise of warrants owned by MCG Global LLC; and (iii) 200,000 shares and 45,000 shares issuable upon exercise of warrants owned by MCG USHP, LLC.

(10) Consists of 446,875 shares issuable upon exercise of warrants, 3,200,364 shares issuable upon conversion of Series F Preferred and 1,503,237 shares issuable upon conversion of Series H Preferred.

(11) Consists of 73,438 shares issuable upon exercise of warrants and 3,077,258 shares issuable upon conversion of Series F Preferred

(12) Consists of 781,250 shares issuable upon exercise of warrants and 2,025,763 shares issuable upon conversion of Series H Preferred.

(13) Consists of (i) 20,000 shares owned directly, 7,875 shares issuable upon exercise of warrants, and 541,603 shares issuable upon conversion of Series F Preferred owned by Pyramid Partners, LP; (ii) 5,157 shares issuable upon exercise of warrants, 406,202 shares issuable upon conversion of Series F Preferred and 168,842 shares issuable upon conversion of Series G Preferred owned by Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan; (iii) 1,719 shares issuable upon exercise of warrants and 462,534 shares issuable upon conversion of Series H Preferred owned by Robert G. Allison; and (iv) 63,906 shares issuable upon exercise of warrants, 110,758 shares issuable upon conversion of Series F Preferred and 231,267 shares issuable upon conversion of Series H owned by David M. Westrum. Pyramid Partners, LP, Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan, Robert G. Allison, and David M. Westrum are entities affiliated with Perkins Capital Management, Inc.

(14) Consists of (i) 3,200 shares owned directly, 14,063 shares issuable upon exercise of warrants and 1,107,796 shares issuable upon conversion of Series F Preferred; (ii) 2,344 shares issuable upon exercise of warrants and 184,632 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. Family Foundation; (iii) 45,000 shares owned directly by the McCullough Living Trust; and (iv) 2,344 shares issuable upon exercise of warrants and 184,632 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. IRA.

(15) Consists of 312,500 shares issuable upon exercise of warrants and 1,156,336 shares issuable upon conversion of Series H Preferred.

(16) Consists of 238,750 shares issuable upon exercise of warrants, 330,181 shares issuable upon conversion of Series G Preferred and 883,441 shares issuable upon conversion of Series H Preferred.

(17) Consists of shares issuable upon exercise of warrants.

(18) Consists of 312,500 shares owned directly, 328,125 shares issuable upon exercise of warrants and 578,167 shares issuable upon conversion of Series H Preferred.

(19) Consists of 128,125 shares issuable upon exercise of warrants, 246,158 shares issuable upon conversion of Series F Preferred, 150,082 shares issuable upon conversion of Series G Preferred and 462,534 shares issuable upon conversion of Series H Preferred.

(20) Consists of 3,125 shares issuable upon exercise of warrants, 246,158 shares issuable upon conversion of Series F Preferred and 562,809 shares issuable upon conversion of Series G Preferred.

(21) Consists of 68,750 shares issuable upon exercise of warrants, 492,345 shares issuable upon conversion of Series F Preferred and 231,267 shares issuable upon conversion of Series H Preferred.

(22) Consists of 10,000 shares issuable upon exercise of options, 6,250 shares issuable upon exercise of warrants and 492,345 shares issuable upon conversion of Series F Preferred.

(23) Consists of 21,800 shares owned directly, 70,000 shares issuable upon exercise of options, 11,688 shares issuable upon exercise of warrants, 34,446 shares issuable upon conversion of Series F Preferred and 41,628 shares issuable upon conversion of Series H Preferred.

(24) Consists of 1,500 shares owned directly, 55,000 shares issuable upon exercise of options, 19,532 shares issuable upon exercise of warrants and 69,380 shares issuable upon conversion of Series H Preferred.

(25) Consists of an aggregate of 127,260 shares of Common Stock, 42,500 shares of restricted stock, 1,900,892 shares issuable pursuant to presently exercisable options and warrants, 2,557,750 shares issuable upon conversion of Series F Preferred and 1,514,800 shares issuable upon conversion of Series H Preferred directly owned by directors and officers, 69,323,713 shares beneficially owned by THLPV (for which Messrs. Brown and Hsieh disclaim beneficial ownership) 5,150,476 shares beneficially owned by East River Ventures II LP (for which Mr. Paluch disclaims beneficial ownership), 118,850 shares owned by ERV Partners LLC (for which Mr. Paluch disclaims beneficial ownership), 1,452,372 shares beneficially owned by MCG Global LLC and 245,000 shares beneficially owned by MCG USHP LLC.

Series B Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(3)	2,806,797	100.0%

(1) Percentage of beneficial ownership is based on 2,806,797 of Series B Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 22,059,766 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,545,111 shares directly owned by TH Lee Putnam Ventures, L.P., 1,140,240 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 88,016 shares directly owned by THLi Co Investment Partners, LLC, and 33,430 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series C Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(3)	2,825,484	100.0%

(1) Percentage of beneficial ownership is based on 2,000,000 of Series C Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 10,933,555 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,100,978 shares owned directly and 454,420 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 812,485 shares owned directly and 335,347 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 62,520 shares owned directly and 25,804 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 24,017 shares owned directly and 9,913 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, L.P., for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series D Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
HomePoint Liquidating Trust(4) c/o Baruno, Sullivan & Co. 170 Mason Street, Greenwich, CT 06830	499,906	32.9%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(5)	1,234,071	71.2%

(1) Percentage of beneficial ownership is based on 1,517,444 shares of Series D Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 20,783,338 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 560,144 shares owned directly and 119,199 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 413,367 shares owned directly and 87,965 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 31,746 shares owned directly and 6,756 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 12,281 shares owned directly and 2,613 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by the TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

(5) Consists of shares beneficially owned by TH Lee Putnam Ventures, L.P., for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series F Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	195,453	26.7%
Alex Paluch(2)	127,725	17.4%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	118,181	16.1%
IDT Venture Capital, Inc. c/o Neuberger Berman 605 Third Avenue, 36th Floor, New York, NY 10158	113,635	15.5%
Vincent A. Wasik	68,181	9.3%
Robert McCullough(3) 455 Belvedere, Belvedere, CA 94920	54,544	7.4%
Perkins Capital Management(4) 730 East Lake Street, Wayzata, MN 55391	39,090	5.3%
Andrew B. Kronick	18,181	2.5%
Wesley C. Fredenburg	1,272	*
James G. Brown	—	0%
Douglas Hsieh	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(5)	215,359	29.4%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 732,158 shares of Series F Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 19,826,958 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Consists of 6,817 shares owned directly, 118,181 shares owned by East River Ventures II, LP, and 2,727 shares owned by ERV Partners, LLC. Mr. Paluch is a General Partner of East River Ventures II, LP and a Managing Member of ERV Partners, LLC. Mr. Paluch disclaims beneficial ownership of the shares held of record by each of East River Ventures II, LP and ERV Partners, LLC.

(3) Consists of 40,908 shares owned directly, 6,818 shares owned directly by the Robert F. McCullough Sr. Family Foundation, and 6,818 shares owned directly by the Robert F. McCullough Sr. IRA.

(4) Consists of (i) 20,000 shares owned by Pyramid Partners, LP; (ii) 15,000 shares owned by Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan; and (iii) 4,090 shares owned by David M. Westrum. Pyramid Partners, LP, Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan and David M. Westrum are entities affiliated with Perkins Capital Management, Inc.

(5) Consists of (i) 94,451 shares owned directly by officers and directors; (ii) 118,181 shares owned by East River Ventures II, LP; and (iii) 2,727 shares owned by ERV Partners LLC for which Mr. Paluch disclaims beneficial ownership.

Series G Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	61.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	61.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	61.0%
John Kennedy 2100 First National Center, Oklahoma City, OK 73102	500,000	9.1%
Mike Samis 2100 First National Center, Oklahoma City, OK 73102	500,000	9.1%
MCG Global LLC One Morningside Drive N., Ste 200, Westport, CT 06880	293,333	5.4%
Vincent A. Wasik(4)	293,333	5.4%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(5)	3,626,666	66.3%

(1) Percentage of beneficial ownership is based on 5,468,331 shares of Series G Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 6,155,251 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,832,167 shares directly owned by TH Lee Putnam Ventures, L.P., 1,355,183 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 103,488 shares directly owned by THLi Co Investment Partners, LLC, and 42,495 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 293,333 shares owned directly by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.

(5) Consists of (i) 3,333,333 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; and (ii) 293,333 shares owned by MCG Global, LLC.

Series H Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	42.4%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	42.4%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	42.4%
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	50,000	10.8%
Vincent A. Wasik(4)	48,950	10.5%
Jess S. Morgan & Company, Inc. 5750 Wilshire Boulevard, Suite 590, Los Angeles, CA 90036	43,797	9.4%
Alex Paluch(5)	35,250	7.6%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	32,500	7.0%
BPEF 2 Pegasus Limited 33 Riverside Avenue, Fifth Floor, Westport, CT 06880	25,000	5.4%
Jeffry J. Parell	1,500	*
Wesley C. Fredenburg	900	*
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
All directors and executive officers as a group (12 persons)(6)	282,000	60.7%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 464,397 shares of Series H Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 21,479,957 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 108,809 shares directly owned by TH Lee Putnam Ventures, L.P., 79,079 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 6,488 shares directly owned by THLi Co Investment Partners, LLC, and 2,524 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 29,850 shares owned directly and 19,100 shares owned by MCG Global, LLC.

(5) Consists of 2,000 shares owned directly, 32,500 shares owned by East River Ventures II, LP, and 750 shares owned by ERV Partners, LLC.

(6) Consists of (i) 32,750 shares owned directly by officers and directors; (ii) 196,900 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) 19,100 shares owned by MCG Global, LLC; (iv) 32,500 shares owned by East River Ventures II, LP; and (v) 750 shares owned by ERV Partners, LLC.

Series I Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
Andrew K. Boszhardt, Jr 666 Fifth Avenue, 34th Floor, New York, NY 10103	1,000,000	5.9%
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	833,333	5.0%
Vincent A. Wasik(4)	400,000	2.4%
Alex Paluch(5)	273,333	1.6%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(6)	13,316,665	79.2%

(1) Percentage of beneficial ownership is based on 16,809,987 shares of Series I Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 228,190,027 shares of Common Stock. Since the conversion of the Series I Preferred is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series I Preferred would not be deemed to be beneficial owners of the underlying Common Stock. More than one person may beneficially own the same shares.

(2) Includes 6,962,290 shares directly owned by TH Lee Putnam Ventures, L.P., 5,084,301 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 430,263 shares directly owned by THLi Co Investment Partners, LLC, and 166,478 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership

(4) Consists of 400,000 shares owned by MCG Global, LLC.

(5) Consists of 40,000 shares owned directly and 233,333 shares owned by East River Ventures II, LP.

(6) Consists of (i) 40,000 shares owned directly by officers and directors; (ii) 12,643,332 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) 400,000 shares owned by MCG Global, LLC; and (iv) 233,333 shares owned by East River Ventures II, LP.

Series J Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	416,666	5.2%
Alex Paluch(4)	416,666	5.2%
Robert B. Lewis	266,666	3.3%
Vincent A. Wasik(5)	183,332	2.3%
Jeffrey Hendrickson	66,666	*
Wesley C. Fredenburg	16,666	*
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Andrew B. Kronick	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(6)	7,016,864	87.7%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 7,999,993 shares of Series J Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 89,285,616 shares of Common Stock. Since the conversion of the Series J Preferred is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series J Preferred would not be deemed to be beneficial owners of the underlying Common Stock. More than one person may beneficially own the same shares.

(2) Includes 3,484,981 shares directly owned by TH Lee Putnam Ventures, L.P., 2,549,339 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 215,740 shares directly owned by THLi Co Investment Partners, LLC, and 83,474 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 416,666 shares owned by East River Ventures II, LP.

(5) Consists of 116,666 shares owned directly and 66,666 shares owned by MCG Global, LLC.

(6) Consists of (i) 199,998 shares owned directly by officers and directors; (ii) 6,333,534 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) 66,666 shares owned by MCG Global, LLC; and (iv) 416,666 shares owned by East River Ventures II, LP.

Series K Preferred Stock

Name and Address of Beneficial Owner	Amount and *Nature of* Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures(2) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,266,666	100.0%
James G. Brown(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,266,666	100.0%
Douglas Hsieh(3) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,266,666	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (12 persons)(3)	7,266,666	100.0%

(1) Percentage of beneficial ownership is based on 7,266,666 shares of Series K Preferred outstanding as of September 10, 2004, which were convertible into an aggregate of 72,666,660 shares of Common Stock. Since the conversion of the Series K Preferred is subject to shareholder approval, pursuant to Rule 13d-3(d)(1)(i), holders of Series K Preferred would not be deemed to be beneficial owners of the underlying Common Stock. More than one person may beneficially own the same shares.

(2) Includes 3,998,430 shares directly owned by TH Lee Putnam Ventures, L.P., 2,924,937 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 247,526 shares directly owned by THLi Co Investment Partners, LLC, and 95,773 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Equity Compensation Plan Information

The Company maintains the 1995 Stock Option Plan (the "1995 Plan"), the 2000 Stock Option Plan (the "2000 Plan") and the 1996 Director Stock Option Plan (the "1996 Director Plan"), pursuant to which it may grant equity awards to eligible persons. The shareholders of the Company have approved the 1995 Plan, the 2000 Plan and the 1996 Director Plan.

The following table sets for information about the Company's equity compensation plans as of July 3, 2004. For more information about the Company's stock option plans, see Note 8 to the Consolidated Financial Statements.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	7,455,952(1)	$1.88	1,497,252(2)
Equity compensation plans not approved by security holders(3)	4,457,947	1.28	NA
Total	11,913,899	$1.66	1,497,252

(1) 175,402 to be issued under the 1995 Plan; 788,611 to be issued under the 2000 Plan; and 9,000 to be issued under the 1996 Director Plan.

(2) 68,004 remaining under the 1995 Plan; 1,321,248 remaining under the 2000 Plan; and 108,000 remaining under the 1996 Director Plan.

(3) Includes (i) 95,000 non qualified stock options that were issued in October and November 2000 to certain executive officers in connection with their offers of employment with the Company and vest ratably over three years; (ii) 20,000 non-qualified stock options issued in October 2001 to certain executive officers and vest ratably over two years on each six-month anniversary of the date of grant; (iii) 15,000 non qualified stock options issued to a consultant in exchange for services provided in 1999 which option vested on the date of grant; (iv) 4,327,947 shares of common stock issuable upon exercise of warrants. The warrants were granted to employees and outside contractors for the purpose of compensation and bonuses and have various grant dates, expiration dates and exercise prices. Certain of the warrants contain a provision to allow additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

Issuance of Series J Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during March, April and July 2004, the Company issued 7,999,993 shares of Series J Convertible Preferred Stock ("Series J Preferred") for $1.50 per share for net proceeds of $12.0 million. Of the total proceeds, $11.9 million was received in cash, and $100,000 was in exchange for services performed for the Company. The initial conversion price of the Series J Preferred was $0.15, and, at the time of issuance, each share of Series J Preferred was convertible, upon shareholder approval, into ten shares of the Company's common stock.

The Company sold the Series J Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board. Mr. Alex Paluch is a member of the Board and also owns more than 5% of the Common Stock, Series F Preferred and Series H Preferred. East River Ventures II LP owns more than 5% of Common Stock, Series F Preferred and Series H Preferred. Robert B. Lewis is the Company's former Chief Financial Officer and owns more than 5% of the Common Stock. Vincent Wasik, the founder and principal of MCG Global LLC and the Chairman of the Board and CEO, owns more than 5% of Common Stock, Series F Preferred, Series G Preferred and Series H Preferred. Woodville LLC owns more than 5% of Common Stock. Robert Reynen owns more than 5% of the Common Stock. BPEF 2 Pegasus Limited owns more than 5% of the Common Stock and the Series H Preferred. MCG Global LLC beneficially owns more than 5% of Common Stock and the Series G Preferred. Jeffrey Hendrickson is the President and COO and owns more than 5% of the Common Stock. Mr. Fredenburg is the Company's General Counsel and Secretary.

Name of Beneficial Owner	Number of Shares of Series J Preferred
TH Lee Putnam Ventures(1)	6,333,534
Alex Paluch(2)	416,666
East River Ventures II LP	416,666
Robert B. Lewis	266,666
Vincent Wasik(3)	183,332
Woodville LLC	133,333
Robert Reynen	100,000
BPEF 2 Pegasus Limited	80,000
MCG Global LLC	66,666
Jeffrey Hendrickson	66,666
Wesley C. Fredenburg	16,666

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

(2) Represents shares owned by East River Ventures II LP for which Mr. Paluch disclaims beneficial ownership. Mr. Paluch is a managing partner in East River Ventures II LP.

(3) Consists of 116,666 shares owned directly and 66,666 shares owned by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.

Issuance of Series I Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during October, November and December 2003, the Company issued 16,809,987 shares of Series I Convertible Preferred Stock ("Series I Preferred") for $1.50 per share for net proceeds of $24.4 million. Of the total proceeds, $23.7 million was received in cash, and $1.5 was in exchange for services performed for the Company. The initial conversion price of the Series I Preferred was $0.15, and, at the time of issuance, each share of Series I Preferred was convertible, upon shareholder approval, into ten shares of the Company's common stock.

The Company sold the Series I Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board. Richard Neslund owns more than 5% of the Common Stock, the Series F Preferred and the Series H Preferred. MCG Global LLC beneficially owns more than 5% of Common Stock and the Series G Preferred and Vincent Wasik, the founder and principal of MCG Global LLC and the Chairman of the Board and CEO owns more than 5% of Common Stock, Series F Preferred, Series G Preferred and Series H Preferred. Mr. Alex Paluch is a member of the Board and also owns more than 5% of the Common Stock, Series F Preferred and Series H Preferred. East River Ventures II LP owns more than 5% of Common Stock, Series F Preferred and Series H Preferred. Woodville LLC owns more than 5% of Common Stock. BPEF 2 Pegasus Limited owns more than 5% of the Common Stock and the Series H Preferred. Robert Reynen owns more than 5% of the Common Stock.

Name of Beneficial Owner	Number of Shares of Series I Preferred
TH Lee Putnam Ventures(1)	12,643,332
Richard Neslund	833,333
MCG Global LLC	400,000
Vincent Wasik(2)	400,000
Alex Paluch(3)	273,333
East River Ventures II LP	233,333
Woodville LLC	233,333
BPEF 2 Pegasus Limited	166,666
Robert Reynen	68,666

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

(2) Includes 400,000 shares owned directly by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.

(3) Includes 40,000 shares owed by Mr. Paluch and 233,333 shares owned by East River Ventures II LP for which Mr. Paluch disclaims beneficial ownership. Mr. Paluch is a managing partner in East River Ventures II LP.

Contracts and arrangements with Related Parties

The Company has entered into Contractor Services Agreement (the "agreement") with MCG Global, LLC and its related entities ("MCG"), effective as of July 27, 2003 under which Vincent A. Wasik provides all services as Chief Executive Officer of the Company. Vincent A. Wasik was a shareholder and Chairman of the Board of the Company at the time the agreement was entered into. The agreement provides that the Compensation Committee on an annual basis shall establish the compensation for these services. In fiscal 2004, the Company recorded compensation expense of $510,000 for these services.

The Company subleases a portion of its headquarters office space in Westport Connecticut from MCG. The sublease agreement was approved by the Company's Audit Committee who determined that the terms of the sublease were at market rates. The Company also reimburses MCG for limited use of MCG's personnel and for office expenses.

The Company has a business relationship with Peritas, LLC ("Peritas"), a vehicle rental company wholly owned by TH Lee Putnam Ventures ("THLPV"). Peritas was initially formed and owned by MCG Global, LLC.

The founder and principal of MCG Global LLC is Vincent Wasik, the Chairman of the Board and CEO of the Company. MCG established Peritas to accommodate the Company's need for the Peritas services pending a new owner. Neither MCG nor Mr. Wasik has received any revenue, compensation or benefit from short term ownership or management of Peritas and Peritas was transferred to THLPV for no compensation or consideration. The business of Peritas is to rent delivery vehicles to independent contractors who perform services for the Company and other companies. On May 24, 2005, the Company and Peritas entered into an Agency Agreement whereby the Company acts as an agent for Peritas for the purposes of vehicle rentals. The term of the agreement is for twelve months. The services performed by the Company under the Agency Agreement include, renting the vehicles to independent contractors, maintenance of the vehicles and collecting the rental fees and delivering the fees to Peritas. Under the Agency Agreement, the Company receives a 10% commission of all rental revenues and a reimbursement of any vehicle related expenses. To date, the Company has collected rental revenues and received commissions. The Company's Audit Committee approved the business relationship between the Company and Peritas.

THLPV provides the Company with a standby Letter of Credit guarantee of $7.5 million in support of the Company's revolving credit facility.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table sets forth the approximate aggregate fees billed to the Company for fiscal years 2004 and 2003 by Ernst & Young LLP, the Company's principal accountant:

Fee	Fiscal Year	
	2004	2003
Audit Fees(1)	$695,000	$530,000
Audit Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0

(1) Includes fees related to the annual audit and quarterly reviews.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services Provided by the Company's Independent Auditors

The Audit Committee is responsible for appointing, setting compensation for and overseeing the work of the independent auditors. The Audit Committee has established a policy for pre-approving the services provided by the Company's independent auditors in accordance with the auditor independence rules of the Securities and Exchange Commission. This policy requires the review and pre-approval by the Audit Committee of all audit and permissible non-audit services provided by the independent auditors and an annual review of the financial plan for audit fees.

To ensure that auditor independence is maintained, the Audit Committee annually pre-approves the audit services to be provided by the independent auditors and the related estimated fees for such services, as well as the nature and extent of specific types of audit-related, tax and other non-audit services to be provided by the independent auditors during the year.

As the need arises, other specific permitted services are pre-approved on a case-by-case basis during the year. A request for pre-approval of services on a case-by-case basis must be submitted by the Company's Chief Financial Officer, providing information as to the nature of the particular service to be provided, estimated related fees and management's assessment of the impact of the service on the auditor's independence. The Audit Committee will not delegate to management the pre-approval of services to be performed by the independent auditors.

All of the services provided by the independent auditors in fiscal 2004, including services related to the Audit-Related Fees, Tax Fees and All Other Fees described above, were approved by the Audit Committee under its pre-approval policies.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(1) Financial Statements

The consolidated financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

(2) Financial Statement Schedules

II—Valuation and Qualifying Accounts—years ended June 28, 2003, June 29, 2002 and June 30, 2001.

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Reference is made to the Exhibit Index.

(4) Reports on Form 8-K.

The Company filed one report on Form 8-K during the fiscal quarter ended June 28, 2003, as follows:

(i) Current Report on Form 8-K filed on May 14, 2003, relating to the issuance of a press release of Velocity Express Corporation reporting Velocity Express Corporation's financial results for the quarter ended March 29, 2003.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westport, state of Connecticut on December 21, 2004.

VELOCITY EXPRESS CORPORATION

By /s/ VINCENT A. WASIK

Vincent A. Wasik
Chairman of the Board
President, Chief Executive Officer &
Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wesley C. Fredenburg his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or substitute or substitutes may do or cause to be done by virtue hereof.

In accordance with the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT A. WASIK Vincent A. Wasik	Chairman of the Board President and Chief Executive Officer	December 21, 2004
/s/ JAMES BROWN James Brown	Director	December 21, 2004
/s/ DOUGLAS HSIEH Douglas Hsieh	Director	December 21, 2004
/s/ ALEX PALUCH Alex Paluch	Director	December 21, 2004
/s/ RICHARD A. KASSAR Richard A. Kassar	Director	December 21, 2004
/s/ LESLIE E. GRODD Leslie E. Grodd	Director	December 21, 2004
/s/ JOHN J PERKINS John J Perkins	Director	December 21, 2004

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES
Schedule II—Valuation and Qualifying Accounts
Fiscal Years 2004, 2003 and 2002
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions charged to cost, expenses, revenues	Deductions(1)	Balance at End of Period
Accounts receivable reserves:				
2004	$2,300	$12,491	$10,048	$4,743
2003	2,250	6,665	6,615	2,300
2002	1,160	3,165	2,075	2,250

(1) write-off of accounts receivable determined to be uncollectible.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 8, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
2.2	Amendment No. 1 to Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 22, 1999 (incorporated by reference to the Company's 8-K, filed October 8, 1999).
2.3	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P. and TH Lee. Putnam Internet Parallel Partners, L.P., dated as of May 15, 2000 (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
2.4	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC, dated as of September 1, 2000 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
2.5	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. dated August 2, 2001 (incorporated by reference to the Company's Form 10-Q, filed November 13, 2001).
2.6	Agreement and Plan of Merger by and between United Shipping & Technology, Inc., a Utah corporation, and Velocity Express Corporation, a Delaware corporation, dated as of December 6, 2001 (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
2.7	Certificate of Merger of United Shipping & Technology, Inc. (a Utah corporation) into Velocity Express Corporation (a Delaware corporation) (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form 10-K filed October 14, 2003).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form S-3/A, File No. 333-88568, filed June 3, 2002).
3.3	Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.4	Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
3.5	Bylaws of Velocity Express Corporation (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
4.1	Specimen form of the Company's Common Stock certificate (incorporated by reference to the Company's Statement on Form SB-2, File No. 333-01652C).
4.2	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 8-K filed April 5, 2002).
4.3	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
10.1	1996 Director Stock Option Plan, as amended (incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended January 1, 2000).

Exhibit Number	Description
10.2	2000 Stock Option Plan (incorporated by reference to the Company's Definitive Schedule 14A filed on May 8, 2000).
10.3	Exchange Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and CEX Holdings, Inc., dated as of September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.4	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 187,290 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.5	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 142,042 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.6	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to THLi Coinvestment Partners, LLC for 10,598 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.7	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to Blue Star I, LLC for 4,024 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.8	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 262,204 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.9	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel Partners, L.P. for 198,855 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.10	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to THLi Coinvestment Partners LLC for 14,837 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.11	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to Blue Star I, LLC for 5,634 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.12	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).
10.13	Form of Stock Purchase Warrant to Acquire Preferred Stock dated January 4, 2001, issued by the Company to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).
10.14	Form of Stock Purchase Agreement to acquire Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred entered into during March 2001 between the Company and TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).

Exhibit Number	Description
10.15	Form of Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred issued to TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company pursuant to Stock Purchase Agreements entered into during March 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.16	Form of Warrant to purchase shares of Series D Preferred issued to entities affiliated with TH Lee.Putnam Internet Parallel Partners, L.P. on January 4, 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.17	Form of Subscription Note Purchase Agreement to purchase Series F Convertible Preferred Stock entered into between the Company and certain investors in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.18	Form of Subscription Note issued in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.19	Form of Warrant to purchase shares of Common Stock used in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.20	Third Amended and Restated Registration Rights Agreement dated as of July 2001, among the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC, Blue Star I, LLC, RS Investment Management, Inc., Marshall T. Masko, Home Point Corporation, TenX Venture Partners, LLC, Al-Mal Islamic Company, Sheikh Salah A.H. Al-Qahtani and each Series F Convertible Preferred Stock purchaser. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.21	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to BLG Ventures, LLC dated August 23, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.22	Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of January 25, 2002. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.23	Form of Incentive Stock Option Agreement between United Shipping & Technology, Inc., and management, dated October 29, 2001. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.24	Form of Stock Purchase Agreement to purchase Series G Convertible Preferred Stock entered into between the Company and certain investors on May 3, 2002. (incorporated by reference to the Company's Form 10-K/A-2 filed July 28, 2003).
10.25	Form of Stock Purchase Agreement to purchase Series H Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 16, 2003).
10.26	Form of Common Stock Warrant issued in connection with the Company's Series H Convertible Preferred Stock financing (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
10.27	Amended and Restated Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.28	Note Purchase Agreement by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).

Exhibit Number	Description
10.29	Senior Subordinated Note by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP, dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.30	Employment Agreement between Velocity Express, Inc. and Wesley C. Fredenburg (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.31	Employment Agreement between Velocity Express, Inc. and Jeffrey Hendrickson dated December 15, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.32	Employment Agreement between Velocity Express, Inc. and John Marsalisi dated December 22, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.33	Form of Stock Purchase Agreement to purchase Series I Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.34	Form of Stock Purchase Agreement to purchase Series J Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.35	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.36	Velocity Express Corporation Code of Business Conduct and Ethics.
10.37	Employment Agreement between Velocity Express, Inc. and Andrew B. Kronick dated November 28, 2001.
10.38	Employment Agreement between Velocity Express, Inc. and Robert B. Lewis dated January 12, 2004.
10.39	Contractor Services Agreement between Velocity Express Corporation and MCG Global, LLC.
10.40	Stock Purchase Warrant to purchase up to 9,677,553 shares of Common Stock at a price of $0.0001 per share issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004
10.41	Stock Purchase Agreement to purchase 7,000,000 shares of the Company's Series L Convertible Preferred Stock, par value $0.004 per share, at a price of $1.00 per Preferred Share, entered into between the Company and TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004
21.1	Subsidiaries.
23.1	Consent of Ernst & Young LLP.
31.1	Section 302 Certification of CEO.
31.2	Section 302 Certification of CFO.
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Capital Contribution Agreement dated July 1, 2004.
99.2	Agency Agreement between Velocity Express, Inc. and Peritas, LLC dated May 25, 2004.

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-K/A
Amendment No. 1

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 3, 2004

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	0-28452	87-0355929
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Morningside Drive North, Bldg. B, Suite 300 Westport, CT	06880
(Address of Principal Executive Offices)	(Zip Code)

(203) 349-4160
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $0.004 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: December 27, 2003: $3,386,179.

As of July 3, 2004, there were 10,284,301 shares of Common Stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
None

EXPLANATORY NOTE

Velocity Express Corporation is filing this Amendment No. 1 to its Form 10-K for the year ended July 3, 2004, which was originally filed on December 23, 2004 (the "Original 10-K"), to update its Item 12 "Security Ownership of Certain Beneficial Owners and Management" and its Item 13 "Certain Relationships and Related Transactions" to the latest practicable date prior to the filing of the Original 10-K. Certain typographical errors in Item 15 of Part IV were also corrected. This Amendment No. 1 amends and restates in their entirety Items 12 and 13 of Part III and Item 15 of Part IV of the Original 10-K. This Amendment No. 1 continues to represent the state of the Company as of the filing date of the Original 10-K, and is not updated to reflect any events that occurred at a later date. All information contained in this Amendment No. 1 is subject to updating and supplementing as provided in our periodic reports filed with the Securities and Exchange Commission subsequent to the date of the filing of the Original 10-K.

TABLE OF CONTENTS

PART III.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of December 23, 2004, the Company had issued and outstanding 13,405,373 shares of Common Stock, 2,806,797 shares of Series B Preferred, 2,000,000 shares of Series C Preferred, 1,517,444 shares of Series D Preferred, 715,587 shares of Series F Preferred, 5,368,331 shares of Series G Preferred and 451,897 shares of Series H Preferred. As of December 23, 2004, the Company has also contracted to issue 16,809,987 shares of Series I Preferred, 7,999,993 shares of Series J Preferred, 9,851,466 shares of Series K Preferred, 7,000,000 shares of Series L Preferred and 284,793,462 shares of Series M Preferred. The following tables contain certain information known to the Company regarding beneficial ownership of its outstanding voting securities as of December 23, 2004, by (i) each person who is known to the Company to own beneficially more than five percent of each class of the Company's voting securities, (ii) each of the Company's directors and nominee directors, (iii) each of the Company's named executive officers, and (iv) all executive officers and directors as a group. Beneficial ownership listed in the tables below based on ownership of the Company's convertible preferred shares reflects Common Stock equivalents. Each share of Common Stock is entitled to one vote. For purposes of voting as of December 23, 2004, each share of Series B Preferred was convertible into approximately 8.594 shares of Common Stock, each share of Series C Preferred was convertible into approximately 5.981 shares of Common Stock, each share of Series D Preferred was convertible into 14.962 shares of Common Stock, each share of Series F Preferred was convertible into 29.578 shares of Common Stock, each share of Series G Preferred was convertible into 1.230 shares of Common Stock and each share of Series H Preferred was convertible into 50.531 shares of Common Stock. Holders of the Series B Preferred, the Series C Preferred, the Series D Preferred, the Series F Preferred, the Series G Preferred and the Series H Preferred are entitled to one vote for each share of Common Stock issuable upon conversion of such preferred stock.

As of December 23, 2004, the issuance of the outstanding Series I Preferred, Series J Preferred, the Series K Preferred, Series L Preferred and Series M Preferred are subject to shareholder approval and are therefore not yet issued.

On February 12, 2004, the Company granted 3,456,663 common stock warrants to certain members of the Company's management. The warrants are initially exercisable into one share of common stock per warrant, have an exercise price of $0.01 per share and a term of seven years. Where the warrants were granted to management in connection with their offers of employment, the warrants are immediately exercisable. All other warrants are immediately exercisable after shareholder approval of the issuance of the warrants. These warrants, by their terms, provide for an anti-dilution adjustment to the number of shares of common stock into which the warrants are exercisable in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. In the event the Company issues or sells any shares of common stock or securities convertible into or exercisable for common stock for a consideration per share of common stock of less than the market price of the common stock, determined as of the date of the initial issue or sale, the exercise rate of the warrants shall be proportionately adjusted to prevent dilution. As of December 23, 2004, each of these warrants is exercisable into 1.482 shares of common stock.

Unless otherwise noted and subject to applicable community property laws, each person identified below has sole voting and investment power with respect to such shares and the address of each person identified below is Velocity Express Corporation, One Morningside Drive North, Building B, Suite 300, Westport, Connecticut 06880. Beneficial ownership is determined in accordance with the rules of the SEC and includes the class of capital stock identified on each table and securities convertible into or exercisable for the class of capital stock identified on each table owned by or for, among others, the spouse, children or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the right to acquire within 60 days of December 23, 2004.

Reference made herein to TH Lee Putnam Ventures ("THLPV") includes TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC, and Blue Star I, LLC.

Common Stock

Name and Address of Beneficial Owner	Beneficially Owned	Beneficially Owned(1)
TH Lee Putnam Ventures (2)(6)	75,599,436	85.0%
200 Madison Avenue, Suite 2225, New York, NY 10016		
James G. Brown (3)	75,599,436	85.0%
200 Madison Avenue, Suite 2225, New York, NY 10016		
Douglas Hsieh (4)	75,599,436	85.0%
200 Madison Avenue, Suite 2225, New York, NY 10016		
Richard and Mabeth Neslund (5)	9,376,893	41.9%
15210 Wayzata Boulevard, Wayzata, MN 55391		
HomePoint Liquidating Trust (6)(7)	7,601,178	36.2%
c/o Baruno, Sullivan & Co.		
170 Mason Street, Greenwich, CT 06830		
Alexander I. Paluch (8)	6,043,555	31.1%
Vincent A. Wasik (9)	5,858,041	30.9%
East River Ventures II, LP (10)	5,584,650	29.4%
645 Madison Avenue, Ste 2200, New York, NY 10022		
IDT Venture Capital, Inc. (11)	3,434,508	20.4%
666 Fifth Avenue, 34th Floor, New York, NY 10103		
Jess S. Morgan & Company, Inc. (12)	2,994,337	19.2%
5750 Wilshire Boulevard, Suite 590, Los Angeles, CA 90036		
Perkins Capital Management, Inc. (13)	2,196,233	14.1%
730 East Lake Street, Wayzata, MN 55391		
Robert McCullough (14)	1,680,239	11.2%
455 Belvedere, Belvedere, CA 94920		
BPEF 2 Pegasus Limited (15)	1,575,764	10.5%
33 Riverside Avenue, Fifth Floor, Westport, CT 06880		
MCG Global LLC (16)	1,564,539	10.5%
One Morningside Drive N., Ste 200, Westport, CT 06880		
Robert B. Lewis (17)	1,482,214	10.0%
Jeffrey Hendrickson (17)	1,482,214	10.0%
Sandra Einck (18)	1,066,226	7.4%
5674 Shaddlelee Lane W., Fort Meyers, FL 33919		
John Kennedy (19)	886,740	6.2%
2100 First National Center, Oklahoma City, OK 73102		
Robert Reynen (20)	859,155	6.0%
400 Spring Line Drive, Naples, FL 34102		
Andrew B. Kronick (21)	554,003	4.0%
Wesley C. Fredenburg (22)	186,587	1.4%
Jeffry J. Parell (23)	151,827	1.1%
Richard A. Kassar	14,000	*
Leslie E. Grodd	6,000	*
John J. Perkins	—	0%
All directors and officers as a group (11 persons) (24)	89,752,917	87.3%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 13,405,373 shares of Common Stock outstanding as of December 23, 2004. Beneficial ownership based upon ownership of convertible preferred stock reflects Common Stock equivalents on an as-if-converted basis. Common Stock issuable pursuant to outstanding warrants, stock options and convertible preferred stock is deemed outstanding for computing the percentage of the holders thereof, but not for computing the percentage of any other person. More than one person may beneficially own the same shares.

(2) Includes: (i) 13,277,929 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Ventures, L.P., 9,798,665 shares issuable upon conversion of Series B Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 756,366 shares issuable upon conversion of Series B Preferred owned by THLi Co Investment Partners, LLC, and 287,281 shares issuable upon conversion of Series B Preferred owned by Blue Star I, LLC; (ii) 6,584,483 shares issuable upon conversion of Series C Preferred owned by TH Lee Putnam Ventures, L.P., 4,859,128 shares issuable upon conversion of Series C owned by TH Lee Putnam Parallel Ventures, L.P., 373,906 shares issuable upon conversion of Series C Preferred owned by THLi Co Investment Partners, LLC, and 143,635 shares issuable upon conversion of Series C Preferred owned by Blue Star I, LLC; (iii) 2,717,692 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Ventures, L.P., 2,005,569 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 154,323 shares issuable upon the exercise and conversion of warrants to purchase Series C Preferred owned by THLi Co Investment Partners, LLC, and 59,286 shares issuable upon the exercise and conversion of warrants to purchase Series C owned by Blue Star I, LLC; (iv) 8,187,707 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Ventures, L.P., 6,042,246 shares issuable upon conversion of Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 464,037 shares issuable upon conversion of Series D Preferred owned by THLi Co Investment Partners, LLC, and 179,513 shares issuable upon conversion of Series D Preferred owned by Blue Star I, LLC; (v) 1,742,350 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Ventures, L.P., 1,285,797 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 98,753 shares issuable upon the exercise and conversion of warrants to purchase Series D Preferred owned by THLi Co Investment Partners, LLC, and 38,195 shares issuable upon the exercise of warrants to purchase Series D Preferred owned by Blue Star I, LLC; (vi) 2,252,672 shares issuable upon conversion of Series G Preferred owned by TH Lee Putnam Ventures, L.P., 1,666,209 shares issuable upon conversion of Series G Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 127,233 shares issuable upon conversion of Series G Preferred owned by THLi Co Investment Partners, LLC, and 52,244 shares issuable upon conversion of Series G Preferred owned by Blue Star I, LLC; (vii) 5,498,178 shares issuable upon conversion of Series H Preferred owned by TH Lee Putnam Ventures, L.P., 3,995,907 shares issuable upon conversion of Series H Preferred owned by TH Lee Putnam Parallel Ventures, L.P., 327,843 shares issuable upon conversion of Series H Preferred owned by THLi Co Investment Partners, LLC, and 127,539 shares issuable upon conversion of Series H Preferred owned by Blue Star I, LLC; (viii) 1,360,112 shares issuable upon exercise of Common Warrants owned by TH Lee Putnam Ventures, L.P., 988,488 shares issuable upon exercise of Common Warrants owned by TH Lee Putnam Parallel Ventures, L.P., 81,100 shares issuable upon exercise of Common Warrants owned by THLi Co Investment Partners, LLC, and 31,550 shares issuable upon exercise of Common Warrants owned by Blue Star I, LLC; (ix) 20,000 shares issuable upon the exercise of options to purchase Common Stock issued to TH Lee Putnam Fund Advisors, L.P.; and (x) 13,500 shares of restricted stock issued to TH Lee Putnam Ventures, L.P. TH Lee Putnam Parallel Ventures, L.P., THLi Co Investment Partners, LLC and Blue Star I, LLC are affiliates of TH Lee Putnam Ventures.

(3) Consists of shares beneficially owned by THLPV, for which Mr. Brown disclaims beneficial ownership.

(4) Consists of shares beneficially owned by THLPV, for which Mr. Hsieh disclaims beneficial ownership.

(5) Consists of 377,113 shares owned directly, 692,188 shares issuable pursuant to warrants, 5,781,064 shares issuable upon conversion of Series F Preferred and 2,526,528 shares issuable upon conversion of Series H Preferred.

(6) THLPV is the largest shareholder of HomePoint Corporation. A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

(7) Consists of 7,479,417 shares issuable upon conversion of Series D Preferred and 121,761 shares issuable upon exercise of warrants.

(8) Consists of (i) 27,345 shares issuable upon exercise of warrants, 201,631 shares issuable upon conversion of Series F Preferred and 101,061 shares issuable upon conversion of Series H Preferred owned directly by Mr. Paluch; (ii) 446,875 shares issuable upon exercise of warrants, 3,495,532 shares issuable upon conversion of Series F Preferred and 1,642,243 shares issuable upon conversion of Series H Preferred owned by East

River Ventures II, LP; and (iii) 10,313 shares issuable upon exercise of warrants, 80,658 shares issuable upon conversion of Series F Preferred and 37,897 shares issuable upon conversion of Series H Preferred owned by ERV Partners LLC.

(9) Consists of (i) 105,460 shares owned directly, 396,563 shares issuable upon exercise of warrants, 2,016,643 shares issuable upon conversion of Series F Preferred, 1,508,337 shares issuable upon conversion of Series H Preferred, 12,500 shares issuable upon exercise of options, and 9,000 shares of restricted stock owned directly by Mr. Wasik; (ii) 360,655 shares issuable upon conversion of Series G Preferred, 965,133 shares issuable upon conversion of Series H Preferred and 238,750 shares issuable upon exercise of warrants owned by MCG Global LLC; and (iii) 200,000 shares and 45,000 shares issuable upon exercise of warrants owned by MCG USHP, LLC.

(10) Consists of 446,875 shares issuable upon exercise of warrants, 3,495,532 shares issuable upon conversion of Series F Preferred and 1,642,243 shares issuable upon conversion of Series H Preferred.

(11) Consists of 73,438 shares issuable upon exercise of warrants and 3,361,070 shares issuable upon conversion of Series F Preferred

(12) Consists of 781,250 shares issuable upon exercise of warrants and 2,213,087 shares issuable upon conversion of Series H Preferred.

(13) Consists of (i) 20,000 shares owned directly, 6,875 shares issuable upon exercise of warrants, and 591,555 shares issuable upon conversion of Series F Preferred owned by Pyramid Partners, LP; (ii) 5,157 shares issuable upon exercise of warrants, 443,665 shares issuable upon conversion of Series F Preferred and 184,426 shares issuable upon conversion of Series G Preferred owned by Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan; (iii) 1,719 shares issuable upon exercise of warrants and 505,305 shares issuable upon conversion of Series H Preferred owned by Robert G. Allison; and (iv) 63,906 shares issuable upon exercise of warrants, 120,973 shares issuable upon conversion of Series F Preferred and 252,652 shares issuable upon conversion of Series H owned by David M. Westrum. Pyramid Partners, LP, Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan, Robert G. Allison, and David M. Westrum are entities affiliated with Perkins Capital Management, Inc.

(14) Consists of (i) 3,200 shares owned directly, 14,063 shares issuable upon exercise of warrants and 1,209,966 shares issuable upon conversion of Series F Preferred; (ii) 2,344 shares issuable upon exercise of warrants and 201,661 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. Family Foundation; (iii) 45,000 shares owned directly by the McCullough Living Trust; and (iv) 2,344 shares issuable upon exercise of warrants and 201,661 shares issuable upon conversion of Series F Preferred owned by the Robert F. McCullough, Sr. IRA.

(15) Consists of 312,500 shares issuable upon exercise of warrants and 1,263,264 shares issuable upon conversion of Series H Preferred.

(16) Consists of 238,750 shares issuable upon exercise of warrants, 360,656 shares issuable upon conversion of Series G Preferred and 965,133 shares issuable upon conversion of Series H Preferred.

(17) Consists of shares issuable upon exercise of warrants.

(18) Consists of 128,125 shares issuable upon exercise of warrants, 268,862 shares issuable upon conversion of Series F Preferred, 163,934 shares issuable upon conversion of Series G Preferred and 505,305 shares issuable upon conversion of Series H Preferred.

(19) Consists of 3,125 shares issuable upon exercise of warrants, 268,861 shares issuable upon conversion of Series F Preferred and 614,754 shares issuable upon conversion of Series G Preferred.

(20) Consists of 68,750 shares issuable upon exercise of warrants, 537,753 shares issuable upon conversion of Series F Preferred and 252,652 shares issuable upon conversion of Series H Preferred.

(21) Consists of 10,000 shares issuable upon exercise of options, 6,250 shares issuable upon exercise of warrants and 537,753 shares issuable upon conversion of Series F Preferred.

(22) Consists of 21,800 shares owned directly, 70,000 shares issuable upon exercise of options, 11,688 shares issuable upon exercise of warrants, 37,622 shares issuable upon conversion of Series F Preferred and 45,477 shares issuable upon conversion of Series H Preferred.

(23) Consists of 1,500 shares owned directly, 55,000 shares issuable upon exercise of options, 19,532 shares issuable upon exercise of warrants and 75,795 shares issuable upon conversion of Series H Preferred.

(24) Consists of an aggregate of 127,260 shares of Common Stock, 42,500 shares of restricted stock, 2,025,639 shares issuable pursuant to presently exercisable options and warrants, 2,793,649 shares issuable upon conversion of Series F Preferred and 1,654,876 shares issuable upon conversion of Series H Preferred directly owned by directors and officers, 75,585,936 shares beneficially owned by THLPV (for which Messrs. Brown and Hsieh disclaim beneficial ownership) 5,584,650 shares beneficially owned by East River Ventures II LP (for which Mr. Paluch disclaims beneficial ownership), 128,868 shares owned by ERV Partners LLC (for which Mr. Paluch disclaims beneficial ownership), 1,564,539 shares beneficially owned by MCG Global LLC and 245,000 shares beneficially owned by MCG USHP LLC.

Series B Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,806,797	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (3)	2,806,797	100.0%

(1) Percentage of beneficial ownership is based on 2,806,797 of Series B Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 24,120,241 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,545,111 shares directly owned by TH Lee Putnam Ventures, L.P., 1,140,240 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 88,016 shares directly owned by THLi Co Investment Partners, LLC, and 33,430 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series C Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	2,825,484	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (3)	2,825,484	100.0%

(1) Percentage of beneficial ownership is based on 2,000,000 of Series C Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 11,961,152 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,100,978 shares owned directly and 454,420 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 812,485 shares owned directly and 335,347 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 62,520 shares owned directly and 25,804 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 24,017 shares owned directly and 9,913 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, L.P., for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series D Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	1,234,071	71.2%
HomePoint Liquidating Trust (4) c/o Baruno, Sullivan & Co. 170 Mason Street, Greenwich, CT 06830	499,906	32.9%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (5)	1,234,071	71.2%

(1) Percentage of beneficial ownership is based on 1,517,444 shares of Series D Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 22,703,473 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 560,144 shares owned directly and 119,199 shares issuable upon exercise of warrants owned by TH Lee Putnam Ventures, L.P., 413,367 shares owned directly and 87,965 shares issuable upon exercise of warrants owned by TH Lee Putnam Parallel Ventures, L.P., 31,746 shares owned directly and 6,756 shares issuable upon exercise of warrants owned by THLi Co Investment Partners, LLC and 12,281 shares owned directly and 2,613 shares issuable upon exercise of warrants owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by the TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) A shareholder of THLPV is a member of HomePoint Corporation's board of directors.

(5) Consists of shares beneficially owned by TH Lee Putnam Ventures, L.P., for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series F Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	195,453	27.3%
Alex Paluch (2)	127,725	17.8%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	118,181	16.5%
IDT Venture Capital, Inc. c/o Neuberger Berman 605 Third Avenue, 36th Floor, New York, NY 10158	113,635	15.9%
Vincent A. Wasik	68,181	9.5%
Robert McCullough (3) 455 Belvedere, Belvedere, CA 94920	54,544	7.6%
Perkins Capital Management (4) 730 East Lake Street, Wayzata, MN 55391	39,090	5.5%
Andrew B. Kronick	18,181	2.5%
Wesley C. Fredenburg	1,272	*
James G. Brown	—	0%
Douglas Hsieh	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (5)	215,359	30.1%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 715,587 shares of Series F Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 21,165,450 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Consists of 6,817 shares owned directly, 118,181 shares owned by East River Ventures II, LP, and 2,727 shares owned by ERV Partners, LLC. Mr. Paluch is a General Partner of East River Ventures II, LP and a Managing Member of ERV Partners, LLC. Mr. Paluch disclaims beneficial ownership of the shares held of record by each of East River Ventures II, LP and ERV Partners, LLC.

(3) Consists of 40,908 shares owned directly, 6,818 shares owned directly by the Robert F. McCullough Sr. Family Foundation, and 6,818 shares owned directly by the Robert F. McCullough Sr. IRA.

(4) Consists of (i) 20,000 shares owned by Pyramid Partners, LP; (ii) 15,000 shares owned by Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan; and (iii) 4,090 shares owned by David M. Westrum. Pyramid Partners, LP, Union Bank & Trust Industricorp & Co., Inc FBO Twin City Carpenters Pension Plan, and David M. Westrum are entities affiliated with Perkins Capital Management, Inc.

(5) Consists of (i) 94,451 shares owned directly by officers and directors; (ii) 118,181 shares owned by East River Ventures II, LP; and (iii) 2,727 shares owned by ERV Partners LLC for which Mr. Paluch disclaims beneficial ownership.

Series G Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	62.1%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	62.1%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	3,333,333	62.1%
John Kennedy 2100 First National Center, Oklahoma City, OK 73102	500,000	9.3%
Mike Samis 2100 First National Center, Oklahoma City, OK 73102	500,000	9.3%
MCG Global LLC One Morningside Drive N., Ste 200, Westport, CT 06880	293,333	5.5%
Vincent A. Wasik (4)	293,333	5.5%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (5)	3,626,666	67.6%

(1) Percentage of beneficial ownership is based on 5,368,331 shares of Series G Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 6,600,402 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 1,832,167 shares directly owned by TH Lee Putnam Ventures, L.P., 1,355,183 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 103,488 shares directly owned by THLi Co Investment Partners, LLC, and 42,495 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 293,333 shares owned directly by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.

(5) Consists of (i) 3,333,333 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; and (ii) 293,333 shares owned by MCG Global, LLC.

Series H Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	43.6%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	43.6%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	196,900	43.6%
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	50,000	11.1%
Vincent A. Wasik (4)	48,950	10.8%
Jess S. Morgan & Company, Inc. 5750 Wilshire Boulevard, Suite 590, Los Angeles, CA 90036	43,797	9.7%
Alex Paluch (5)	35,250	7.8%
East River Ventures II, LP 645 Madison Avenue, Ste 2200, New York, NY 10022	32,500	7.2%
BPEF 2 Pegasus Limited 33 Riverside Avenue, Fifth Floor, Westport, CT 06880	25,000	5.5%
Jeffry J. Parell	1,500	*
Wesley C. Fredenburg	900	*
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
All directors and executive officers as a group (11 persons) (6)	282,000	62.4%

* Represents less than 1%

(1) Percentage of beneficial ownership is based on 451,897 shares of Series H Preferred outstanding as of December 23, 2004, which were convertible into an aggregate of 22,834,597 shares of Common Stock. See Common Stock Security Ownership table. More than one person may beneficially own the same shares.

(2) Includes 108,809 shares directly owned by TH Lee Putnam Ventures, L.P., 79,079 shares directly owned by TH Lee Putnam Parallel Ventures, L.P., 6,488 shares directly owned by THLi Co Investment Partners, LLC, and 2,524 shares directly owned by Blue Star I, LLC.

(3) Consists of shares beneficially owned by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of 29,850 shares owned directly and 19,100 shares owned by MCG Global, LLC.

(5) Consists of 2,000 shares owned directly, 32,500 shares owned by East River Ventures II, LP, and 750 shares owned by ERV Partners, LLC.

(6) Consists of (i) 32,750 shares owned directly by officers and directors; (ii) 196,900 shares owned by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) 19,100 shares owned by MCG Global, LLC; (iv) 32,500 shares owned by East River Ventures II, LP; and (v) 750 shares owned by ERV Partners, LLC.

Preferred Stock Contracted to be Issued

As of December 23, 2004, the Company has contracted to issue, subject to stockholder approval of their issuance and other related proposals, 16,809,987 shares of Series I Preferred, 7,999,993 shares of Series J Preferred, 9,851,466 shares of Series K Preferred, 7,000,000 shares of Series L Preferred and 284,793,462 shares of Series M Preferred. The following tables contain certain information known to the Company regarding beneficial ownership of each of Series I Preferred, Series J Preferred, Series K Preferred, Series L Preferred and Series M Preferred as of December 23, 2004, assuming that all of the above series of preferred stock were issued and outstanding as of such date, by (i) each person who is known to the Company to have the right to beneficially receive more than five percent of each of the Series I Preferred, Series J Preferred, Series K Preferred, Series L Preferred or Series M Preferred, (ii) each of the Company's directors and nominee directors, (iii) each of the Company's named executive officers, and (iv) all executive officers and directors as a group.

Series I Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	12,643,332	75.2%
Andrew K. Boszhardt, Jr 666 Fifth Avenue, 34th Floor, New York, NY 10103	1,000,000	5.9%
Richard Neslund 15210 Wayzata Boulevard, Wayzata, MN 55391	833,333	5.0%
Vincent A. Wasik (4)	400,000	2.4%
Alex Paluch (5)	273,333	1.6%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (6)	13,316,665	79.2%

(1) For purposes of the Series I Preferred, the term "ownership" refers to the right to receive shares of Series I Preferred upon shareholder approval of the issuance of the Series I Preferred, and percentage owned refers to the beneficial ownership of each person's right to receive shares of Series I Preferred based on 16,809,987 shares of Series I Preferred to be issued as of December 23, 2004, which would be convertible into an aggregate of 249,160,059 shares of Common Stock. More than one person may be beneficially entitled to the same shares.

(2) Includes the right to receive 6,962,290 shares by TH Lee Putnam Ventures, L.P., the right to receive 5,084,301 shares by TH Lee Putnam Parallel Ventures, L.P., the right to receive 430,263 shares by THLi Co Investment Partners, LLC, and the right to receive 166,478 shares by Blue Star I, LLC.

(3) Consists of the right to receive shares by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership

(4) Consists of the right to receive 400,000 shares by MCG Global, LLC.

(5) Consists of the right to receive 40,000 shares and the right to receive 233,333 shares by East River Ventures II, LP.

(6) Consists of (i) the right to receive 40,000 shares by officers and directors; (ii) the right to receive 12,643,332 shares by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) the right to receive 400,000 shares by MCG Global, LLC; and (iv) the right to receive 233,333 shares by East River Ventures II, LP.

Series J Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	6,333,534	79.2%
East River Ventures II, LP. 645 Madison Avenue, Ste 2200, New York, NY 10022	416,666	5.2%
Alex Paluch (4)	416,666	5.2%
Robert B. Lewis	266,666	3.3%
Vincent A. Wasik (5)	183,332	2.3%
Jeffrey Hendrickson	66,666	*
Wesley C. Fredenburg	16,666	*
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Andrew B. Kronick	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (6)	7,030,197	87.9%

* Represents less than 1%

(1) For purposes of the Series J Preferred, the term "ownership" refers to the right to receive shares of Series J Preferred upon shareholder approval of the issuance of the Series J Preferred, and percentage owned refers to the beneficial ownership of each person's right to receive shares of Series J Preferred based on 7,999,993 shares of Series J Preferred outstanding as of December 23, 2004, which would be convertible into an aggregate of 97,560,872 shares of Common Stock. More than one person may be beneficially entitled to the same shares.

(2) Includes the right to receive 3,484,981 shares by TH Lee Putnam Ventures, L.P., the right to receive 2,549,339 shares by TH Lee Putnam Parallel Ventures, L.P., the right to receive 215,740 shares by THLi Co Investment Partners, LLC, and the right to receive 83,474 shares by Blue Star I, LLC.

(3) Consists of the right to receive shares by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(4) Consists of the right to receive 416,666 shares by East River Ventures II, LP.

(5) Consists of the right to receive 116,666 shares and the right to receive 66,666 shares by MCG Global, LLC.

(6) Consists of (i) the right to receive 213,331 shares by officers and directors; (ii) the right to receive 6,333,534 shares by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership; (iii) the right to receive 66,666 shares owned by MCG Global, LLC; and (iv) the right to receive 416,666 shares by East River Ventures II, LP.

Series K Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	9,851,466	100.0%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	9,851,466	100.0%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	9,851,466	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (3)	9,851,466	100.0%

(1) For purposes of the Series K Preferred, the term "ownership" refers to the right to receive shares of Series K Preferred upon shareholder approval of the issuance of the Series K Preferred, and percentage owned refers to the beneficial ownership of each person's right to receive shares of Series K Preferred based on 9,851,466 shares of Series K Preferred to be issued as of December 23, 2004, which would be convertible into an aggregate of 106,005,737 shares of Common Stock. More than one person may be beneficially entitled to the same shares.

(2) Includes the right to receive 5,420,697 shares by TH Lee Putnam Ventures, L.P., the right to receive 3,965,356 shares by TH Lee Putnam Parallel Ventures, L.P., the right to receive 335,573 shares by THLi Co Investment Partners, LLC, and the right to receive 129,840 shares by Blue Star I, LLC.

(3) Consists of the right to receive shares by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series L Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
TH Lee Putnam Ventures (2) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,000,000	100.0%
James G. Brown (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,000,000	100.0%
Douglas Hsieh (3) 200 Madison Avenue, Suite 2225, New York, NY 10016	7,000,000	100.0%
Vincent A. Wasik	—	0%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (3)	7,000,000	100.0%

(1) For purposes of the Series L Preferred, the term "ownership" refers to the right to receive shares of Series L Preferred upon shareholder approval of the issuance of the Series L Preferred, and percentage owned refers to the beneficial ownership of each person's right to receive shares of Series L Preferred based on 7,000,000 shares of Series L Preferred to be issued as of December 23, 2004, which would be convertible into an aggregate of 70,000,000 shares of Common Stock. More than one person may be beneficially entitled to the same shares.

(2) Includes the right to receive 3,861,568 shares by TH Lee Putnam Ventures, L.P., the right to receive 2,824,817 shares by TH Lee Putnam Parallel Ventures, L.P., the right to receive 226,123 shares by THLi Co Investment Partners, LLC, and the right to receive 87,492 shares by Blue Star I, LLC.

(3) Consists of the right to receive shares by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Series M Preferred Stock

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage Owned(1)
Pequot (2)	79,999,839	28.1%
500 Nyala Farm Road, Westport, CT 06880		
Scorpion Capital Partners, L.P. (3)	78,657,244	27.6%
245 Fifth Avenue, 25th Floor, New York, NY 10016		
Special Situations Private Equity Fund, L.P. (4)	40,684,781	14.3%
153 E. 53rd Street, 55th Floor, New York, NY 10022		
Special Situations Fund III, L.P. (4)	30,513,586	10.7%
153 E. 53rd Street, 55th Floor, New York, NY 10022		
TH Lee Putnam Ventures (5)	27,123,187	9.5%
200 Madison Avenue, Suite 2225, New York, NY 10016		
James G. Brown (6)	27,123,187	9.5%
200 Madison Avenue, Suite 2225, New York, NY 10016		
Douglas Hsieh (6)	27,123,187	9.5%
200 Madison Avenue, Suite 2225, New York, NY 10016		
Vincent A. Wasik	6,780,797	2.4%
Alex Paluch	—	0%
Richard A. Kassar	—	0%
Leslie E. Grodd	—	0%
John J. Perkins	—	0%
Wesley C. Fredenburg	—	0%
Andrew B. Kronick	—	0%
Jeffrey Hendrickson	—	0%
Robert B. Lewis	—	0%
Jeffry J. Parell	—	0%
All directors and executive officers as a group (11 persons) (7)	33,903,984	11.9%

(1) For purposes of the Series M Preferred, the term "ownership" refers to the right to receive shares of Series M Preferred upon shareholder approval of the issuance of the Series M Preferred, and percentage owned refers to the beneficial ownership of each person's right to receive shares of Series M Preferred based on 284,793,462 shares of Series M Preferred to be issued as of December 23, 2004, which would be convertible into an aggregate of 284,793,462 shares of Common Stock. More than one person may be beneficially entitled to the same shares.

(2) Includes the right to receive 39,431,690 shares by Pequot Scott Fund, L.P., the right to receive 23,389,679 shares by Pequot Navigator Onshore Fund, L.P. and the right to receive 17,178,470 shares by Pequot Navigator Offshore Fund, Inc.

(3) Includes the right to receive 67,807,970 shares by Scorpion Capital Partners, L.P. and the right to receive 10,849,274 shares by Scorpion Acquisition.

(4) MGP Advisors Limited ("MGP") is the general partner of Special Situations Fund III, L.P. AWM Investment Company, Inc. ("AWM") is the general partner of MGP. MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP, AWM and MG and are principally responsible for the selection, acquisition and disposition of the portfolio securities by each investment adviser on behalf of its fund.

(5) Includes the right to receive 14,962,602 shares by TH Lee Putnam Ventures, L.P., the right to receive 10,945,413 shares by TH Lee Putnam Parallel Ventures, L.P., the right to receive 876,160 shares by THLi Co Investment Partners, LLC, and the right to receive 339,012 shares by Blue Star I, LLC.

(6) Consists of the right to receive shares by TH Lee Putnam Ventures, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

(7) Consists of (i) the right to receive 6,780,797 shares by officers and directors; and (ii) the right to receive 27,123,187 shares by THLPV, for which Messrs. Brown and Hsieh disclaim beneficial ownership.

Equity Compensation Plan Information

The Company maintains the 1995 Stock Option Plan (the "1995 Plan"), the 2000 Stock Option Plan (the "2000 Plan") and the 1996 Director Stock Option Plan (the "1996 Director Plan"), pursuant to which it may grant equity awards to eligible persons. The shareholders of the Company have approved the 1995 Plan, the 2000 Plan and the 1996 Director Plan.

The following table sets for information about the Company's equity compensation plans as of July 3, 2004. For more information about the Company's stock option plans, see Note 8 to the Consolidated Financial Statements.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance
Equity compensation plans approved by security holders	7,455,952(1)	$1.88	1,497,252(2)
Equity compensation plans not approved by security holders (3)	4,457,947	1.28	NA
Total	11,913,899	$1.66	1,497,252

(1) 175,402 to be issued upon exercise of options granted under the 1995 Plan; 788,611 to be issued upon exercise of options granted under the 2000 Plan; and 9,000 to be issued upon exercise of options granted under the 1996 Director Plan.

(2) 68,004 remaining under the 1995 Plan; 1,321,248 remaining under the 2000 Plan; and 108,000 remaining under the 1996 Director Plan.

(3) Includes (i) 95,000 non qualified stock options that were issued in October and November 2000 to certain executive officers in connection with their offers of employment with the Company which vests ratably over three years; (ii) 20,000 non-qualified stock options issued in October 2001 to certain executive officers which vests ratably over two years on each six-month anniversary of the date of grant; (iii) 15,000 non qualified stock options issued to a consultant in exchange for services provided in 1999 which option vested on the date of grant; (iv) 4,327,947 shares of common stock issuable upon exercise of warrants, including 489,971 warrants granted between 1999 and 2003 to contractors at prices equal to the closing price of the Company's stock on the date of grant for services performed for the Company, which warrants are immediately exercisable, 45,000 warrants granted in March 2004 to employees at a price equal to the closing price of the Company's stock on the date of grant, which warrants are immediately exercisable, 2,350,000 warrants granted to management in connection with their offers of employment on February 12,2004 at an exercise price of $0.01 per share and which are immediately exercisable into 2,578,641 shares of common stock as of July 3, 2004, and 1,106,663 warrants granted to management on February 12, 2004 at an exercise price of $0.01 per share and which are exercisable upon shareholder approval of the grant of the warrants into 1,214,335 shares of common stock as of July 3, 2004. The warrants granted to management on February 12, 2004, provide for an anti-dilution adjustment to the number of shares of common stock into which the warrants are exercisable in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. In the event the Company issues or sells any shares of common stock or securities convertible into or exercisable for common stock for a consideration per share of common stock of less than the market price of the common stock, determined as of the date of the initial issue or sale, the exercise rate of the warrants granted to management shall be proportionately adjusted to prevent dilution. As of July 3, 2004, each warrant is exercisable into 1.097 shares of common stock.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions with Management and Others

Issuance of Series M Convertible Preferred Stock

Pursuant to a Stock Purchase Agreement entered into on December 21, 2004, the Company contracted to issue, upon shareholder approval of its issuance and certain other related proposals, 284,793,462 shares of Series M Convertible Preferred Stock ("Series M Preferred") for $0.737 per share for net proceeds of $21.0 million. Of the total proceeds, $20.7 million was received in cash, and $300,000 was in exchange for services performed for the Company. The initial conversion price of the Series M Preferred was $0.737, and, at the time the Stock Purchase Agreement was entered into, each share of Series M Preferred was convertible into one share of the Company's common stock.

The Company sold the Series M Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of the Company's voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board. Vincent Wasik, the founder and principal of MCG Global LLC and the Chairman of the Board and CEO, owns more than 5% of Common Stock, Series F Preferred, Series G Preferred and Series H Preferred.

Name of Beneficial Owner	Number of Shares of Series M Preferred
TH Lee Putnam Ventures (1)	27,123,187
Vincent Wasik	6,780,797

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

Warrant to Purchase Common Stock

As part of the Series M Preferred private placement, THLPV agreed to extend for a two-year period the July 1, 2004 capital contribution agreement previously entered into between THLPV and the Company's lenders in support of the Company's revolving credit facility. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty-day period following the notification. In exchange for entering into the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement, the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase 9,677,553 shares of common stock. The term of the warrant will be five years, and the warrant will have an exercise price of $0.0001 per share. Due to the pricing of the warrant, the Company will be required to record a charge.

Issuance of Series L Convertible Preferred Stock

Pursuant to a Stock Purchase Agreement entered into on December 21, 2004, the Company contracted to issue to THLPV, upon shareholder approval, 7,000,000 shares of Series L Convertible Preferred Stock ("Series L Preferred") for $1.00 per share for net proceeds of $7.0 million. The consideration for the issuance of the Series L Preferred consisted of cancellation of the Company's obligation to repay THLPV the funds paid by THLPV to the Company's senior lender to support the Company's revolving credit facility. The initial conversion price of the Series L Preferred was $0.10, and, at the time the Stock Purchase Agreement was entered into, each share of Series L Preferred was convertible into ten shares of the Company's common stock.

The Company sold the Series L Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board.

Name of Beneficial Owner	Number of Shares of Series L Preferred
TH Lee Putnam Ventures (1)	7,000,000

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

Issuance of Series K Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during August and December 2004, the Company contracted to issue, upon shareholder approval, 9,851,466 shares of Series K Convertible Preferred Stock ("Series K Preferred") for $1.50 per share for net cash proceeds of $14.8 million. The initial conversion price of the Series K Preferred was $0.15, and, at the time the stock purchase agreements were entered into, each share of Series K Preferred was convertible into ten shares of the Company's common stock.

The Company sold the Series K Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board.

Name of Beneficial Owner	Number of Shares of Series K Preferred
TH Lee Putnam Ventures (1)	9,851,466

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

Issuance of Series J Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during March, April and July 2004, the Company contracted to issue, upon shareholder approval, 7,999,993 shares of Series J Convertible Preferred Stock ("Series J Preferred") for $1.50 per share for net proceeds of $12.0 million. Of the total proceeds, $11.9 million was received in cash, and $100,000 was in exchange for services performed for the Company. The initial conversion price of the Series J Preferred was $0.15, and, at the time the stock purchase agreements were entered into, each share of Series J Preferred was convertible into ten shares of the Company's common stock.

The Company sold the Series J Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board. Mr. Alex Paluch is a member of the Board and also owns more than 5% of the Common Stock, Series F Preferred and Series H Preferred. East River Ventures II LP owns more than 5% of 19 Common Stock, Series F Preferred and Series H Preferred. Robert B. Lewis is the Company's former Chief Financial Officer and owns more than 5% of the Common Stock. Vincent Wasik, the founder and principal of MCG Global LLC and the Chairman of the Board and CEO, owns more than 5% of Common Stock, Series F Preferred, Series G Preferred and Series H Preferred. Robert Reynen owns more than 5% of the Common Stock. BPEF 2 Pegasus Limited owns more than 5% of the Common Stock and the Series H Preferred. MCG Global LLC beneficially owns more than 5% of Common Stock and the Series G Preferred. Jeffrey Hendrickson is the President and COO and owns more than 5% of the Common Stock. Mr. Fredenburg is the Company's General Counsel and Secretary.

Name of Beneficial Owner	Number of Shares of Series J Preferred
TH Lee Putnam Ventures (1)	6,333,534
Alex Paluch (2)	416,666
East River Ventures II LP	416,666
Robert B. Lewis	266,666
Vincent Wasik (3)	183,332
Robert Reynen	100,000
BPEF 2 Pegasus Limited	80,000
MCG Global LLC	66,666
Jeffrey Hendrickson	66,666
Wesley C. Fredenburg	16,666

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.
(2) Represents the right to receive shares by East River Ventures II LP for which Mr. Paluch disclaims beneficial ownership. Mr. Paluch is a managing partner in East River Ventures II LP.
(3) Consists of the right to receive 116,666 shares and the right to receive 66,666 shares by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.

Issuance of Series I Convertible Preferred Stock

Pursuant to Stock Purchase Agreements entered into during October, November and December 2003, the Company contracted to issue, upon shareholder approval, 16,809,987 shares of Series I Convertible Preferred Stock ("Series I Preferred") for $1.50 per share for net proceeds of $24.4 million. Of the total proceeds, $23.7 million was received in cash, and $1.5 was in exchange for services performed for the Company. The initial conversion price of the Series I Preferred was $0.15, and, at the time the stock purchase agreements were entered into, each share of Series I Preferred was convertible into ten shares of the Company's common stock.

The Company sold the Series I Preferred to the following directors, officers and/or beneficial owners of 5% or more of any class of voting securities: TH Lee Putnam Ventures holds more than 5% of each of Common Stock, Series B Preferred, Series C Preferred, Series D Preferred, Series G Preferred and Series H Preferred. Two of its executive officers are also serving on the Company's Board. Richard Neslund owns more than 5% of the Common Stock, the Series F Preferred and the Series H Preferred. MCG Global LLC beneficially owns more than 5% of Common Stock and the Series G Preferred and Vincent Wasik, the founder and principal of MCG Global LLC and the Chairman of the Board and CEO owns more than 5% of Common Stock, Series F Preferred, Series G Preferred and Series H Preferred. Mr. Alex Paluch is a member of the Board and also owns more than 5% of the Common Stock, Series F Preferred and Series H Preferred. East River Ventures II LP owns more than 5% of Common Stock, Series F Preferred and Series H Preferred. BPEF 2 Pegasus Limited owns more than 5% of the Common Stock and the Series H Preferred. Robert Reynen owns more than 5% of the Common Stock.

Name of Beneficial Owner	Number of Shares of Series I Preferred
TH Lee Putnam Ventures (1)	12,643,332
Richard Neslund	833,333
MCG Global LLC	400,000
Vincent Wasik (2)	400,000
Alex Paluch (3)	273,333
East River Ventures II LP	233,333
BPEF 2 Pegasus Limited	166,666
Robert Reynen	68,666

(1) Two of the Company's directors, Messrs. James G. Brown and Douglas Hsieh, are executive officers of TH Lee Putnam Ventures. Both Messrs. Brown and Hsieh disclaim beneficial ownership of these shares.

(2) Includes the right to receive 400,000 shares by MCG Global, LLC. Mr. Wasik is the founder and a principal of MCG Global, LLC.
(3) Includes the right to receive 40,000 shares by Mr. Paluch and the right to receive 233,333 shares by East River Ventures II LP for which Mr. Paluch disclaims beneficial ownership. Mr. Paluch is a managing partner in East River Ventures II LP.

Contracts and arrangements with MCG Global, LLC

The Company has entered into Contractor Services Agreement (the "agreement") with MCG Global, LLC and its related entities ("MCG"), effective as of July 27, 2003 under which Vincent A. Wasik provides all services as Chief Executive Officer of the Company. Vincent A. Wasik was a shareholder and Chairman of the Board of the Company at the time the agreement was entered into. The agreement provides that the Compensation Committee on an annual basis shall establish the compensation for these services. In fiscal 2004, the Company recorded compensation expense of $510,000 for these services.

The Company subleases a portion of its headquarters office space in Westport Connecticut from MCG. The sublease agreement was approved by the Company's Audit Committee who determined that the terms of the sublease were at market rates. The Company also reimburses MCG for limited use of MCG's personnel and for office expenses.

The Company has a business relationship with Peritas, LLC ("Peritas"), a vehicle rental company wholly-owned by TH Lee Putnam Ventures ("THLPV"). Peritas was initially formed and owned by MCG Global, LLC. The founder and principal of MCG Global LLC is Vincent Wasik, the Chairman of the Board and CEO of the Company. MCG established Peritas to accommodate the Company's need for the Peritas services pending a new owner. Neither MCG nor Mr. Wasik has received any revenue, compensation or benefit from short-term ownership or management of Peritas, and Peritas was transferred to THLPV for no compensation or consideration. The business of Peritas is to rent delivery vehicles to independent contractors who perform services for the Company and other companies. On May 24, 2005, the Company and Peritas entered into an Agency Agreement whereby the Company acts as an agent for Peritas for the purposes of vehicle rentals. The term of the agreement is for twelve months. The services performed by the Company under the Agency Agreement include renting the vehicles to independent contractors, maintenance of the vehicles, collecting the rental fees and delivering the fees to Peritas. Under the Agency Agreement, the Company receives a 10% commission of all rental revenues and a reimbursement of any vehicle-related expenses. To date, the Company has collected rental revenues and received commissions. The Company's Audit Committee approved the business relationship between the Company and Peritas.

THLPV provides the Company with a standby Letter of Credit guarantee of $7.5 million in support of the Company's revolving credit facility.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(1) Financial Statements

The consolidated financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

(2) Financial Statement Schedules

II—Valuation and Qualifying Accounts—years ended July 3, 2004, June 28, 2003 and June 29, 2002.

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Reference is made to the Exhibit Index.

(4) Reports on Form 8-K.

The Company did not file any reports on Form 8-K during the fiscal quarter ended July 3, 2004.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westport, state of Connecticut on January 6, 2005.

Velocity Express Corporation

By /s/ VINCENT A. WASIK

Vincent A. Wasik
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 1 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT A. WASIK **Vincent A. Wasik**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 6, 2004
/s/ DANIEL R. DEFAZIO **Daniel R. DeFazio**	Chief Financial Officer (Principal Accounting and Financial Officer)	January 6, 2004
* **James Brown**	Director	January 6, 2004
* **Douglas Hsieh**	Director	January 6, 2004
* **Alex Paluch**	Director	January 6, 2004
* **Richard A. Kassar**	Director	January 6, 2004
* **Leslie E. Grodd**	Director	January 6, 2004
* **John J. Perkins**	Director	January 6, 2004

*By: /s/ WESLEY C. FREDENBURG

Wesley C. Fredenburg, Attorney-in-Fact

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts
Fiscal Years 2004, 2003 and 2002
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions charged to cost, expenses, revenues	Deductions(1)	Balance at End of Period
Accounts receivable reserves:				
2004	$2,300	$12,491	$10,048	$4,743
2003	2,250	6,665	6,615	2,300
2002	1,160	3,165	2,075	2,250

(1) write-off of accounts receivable determined to be uncollectible.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 8, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
2.2	Amendment No. 1 to Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 22, 1999 (incorporated by reference to the Company's 8-K, filed October 8, 1999).
2.3	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P. and TH Lee. Putnam Internet Parallel Partners, L.P., dated as of May 15, 2000 (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
2.4	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC, dated as of September 1, 2000 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
2.5	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. dated August 2, 2001 (incorporated by reference to the Company's Form 10-Q, filed November 13, 2001).
2.6	Agreement and Plan of Merger by and between United Shipping & Technology, Inc., a Utah corporation, and Velocity Express Corporation, a Delaware corporation, dated as of December 6, 2001 (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
2.7	Certificate of Merger of United Shipping & Technology, Inc. (a Utah corporation) into Velocity Express Corporation (a Delaware corporation) (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form 10-K filed October 14, 2003).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form S-3/A, File No. 333-88568, filed June 3, 2002).
3.3	Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.4	Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
3.5	Bylaws of Velocity Express Corporation (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
4.1	Specimen form of the Company's Common Stock certificate (incorporated by reference to the Company's Statement on Form SB-2, File No. 333-01652C).
4.2	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 8-K filed April 5, 2002).

Exhibit Number	Description
4.3	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
10.1	1996 Director Stock Option Plan, as amended (incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended January 1, 2000).
10.2	2000 Stock Option Plan (incorporated by reference to the Company's Definitive Schedule 14A filed on May 8, 2000).
10.3	Exchange Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and CEX Holdings, Inc., dated as of September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.4	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 187,290 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.5	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 142,042 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.6	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to THLi Coinvestment Partners, LLC for 10,598 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.7	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to Blue Star I, LLC for 4,024 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.8	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 262,204 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.9	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel Partners, L.P. for 198,855 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.10	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to THLi Coinvestment Partners LLC for 14,837 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.11	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to Blue Star I, LLC for 5,634 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.12	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).

Exhibit Number	Description
10.13	Form of Stock Purchase Warrant to Acquire Preferred Stock dated January 4, 2001, issued by the Company to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).
10.14	Form of Stock Purchase Agreement to acquire Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred entered into during March 2001 between the Company and TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.15	Form of Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred issued to TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company pursuant to Stock Purchase Agreements entered into during March 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.16	Form of Warrant to purchase shares of Series D Preferred issued to entities affiliated with TH Lee.Putnam Internet Parallel Partners, L.P. on January 4, 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.17	Form of Subscription Note Purchase Agreement to purchase Series F Convertible Preferred Stock entered into between the Company and certain investors in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.18	Form of Subscription Note issued in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.19	Form of Warrant to purchase shares of Common Stock used in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.20	Third Amended and Restated Registration Rights Agreement dated as of July 2001, among the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC, Blue Star I, LLC, RS Investment Management, Inc., Marshall T. Masko, Home Point Corporation, TenX Venture Partners, LLC, Al-Mal Islamic Company, Sheikh Salah A.H. Al-Qahtani and each Series F Convertible Preferred Stock purchaser. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.21	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to BLG Ventures, LLC dated August 23, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.22	Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of January 25, 2002. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.23	Form of Incentive Stock Option Agreement between United Shipping & Technology, Inc., and management, dated October 29, 2001. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.24	Form of Stock Purchase Agreement to purchase Series G Convertible Preferred Stock entered into between the Company and certain investors on May 3, 2002. (incorporated by reference to the Company's Form 10-K/A-2 filed July 28, 2003).
10.25	Form of Stock Purchase Agreement to purchase Series H Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 16, 2003).

Exhibit Number	Description
10.26	Form of Common Stock Warrant issued in connection with the Company's Series H Convertible Preferred Stock financing (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
10.27	Amended and Restated Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.28	Note Purchase Agreement by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.29	Senior Subordinated Note by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP, dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.30	Employment Agreement between Velocity Express, Inc. and Wesley C. Fredenburg (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.31	Employment Agreement between Velocity Express, Inc. and Jeffrey Hendrickson dated December 15, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.32	Employment Agreement between Velocity Express, Inc. and John Marsalisi dated December 22, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.33	Form of Stock Purchase Agreement to purchase Series I Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.34	Form of Stock Purchase Agreement to purchase Series J Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.35	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.36	Velocity Express Corporation Code of Business Conduct and Ethics. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.37	Employment Agreement between Velocity Express, Inc. and Andrew B. Kronick dated November 28, 2001. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.38	Employment Agreement between Velocity Express, Inc. and Robert B. Lewis dated January 12, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.39	Contractor Services Agreement between Velocity Express Corporation and MCG Global, LLC. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.40	Stock Purchase Warrant to purchase up to 9,677,553 shares of Common Stock at a price of $0.001 per share issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.41	Stock Purchase Agreement to purchase 7,000,000 shares of the Company's Series L Convertible Preferred Stock, par value $0.004 per share, at a price of $1.00 per Preferred Share, entered into between the Company and TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).

Exhibit Number	Description
10.42	Capital Contribution Agreement dated July 1, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.43	Agency Agreement between Velocity Express, Inc. and Peritas, LLC dated May 25, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
21.1	Subsidiaries (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
23.1	Consent of Ernst & Young LLP (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
31.1	Section 302 Certification of CEO
31.2	Section 302 Certification of CFO
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to the Company's Form 10-K filed December 23, 2004).

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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-K/A
Amendment No. 2

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended July 3, 2004

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**0-28452**	**87-0355929**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Morningside Drive North, Bldg. B, Suite 300 Westport, CT	**06880**
(Address of Principal Executive Offices)	(Zip Code)

(203) 349-4160
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Exchange Act: None

Securities registered pursuant to Section 12(g) of the Exchange Act: Common Stock, par value $0.004 per share.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter: December 27, 2003: $3,386,179.

As of July 3, 2004, there were 10,284,301 shares of Common Stock of the registrant issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE
None

EXPLANATORY NOTE

Velocity Express Corporation is filing this Amendment No. 2 to its Form 10-K for the year ended July 3, 2004, which was originally filed on December 23, 2004 (the "Original 10-K") and later amended by its Form 10-K/A Amendment No. 1, filed on January 7, 2005, to amend its Item 11 "Executive Compensation" disclosure to revise the "Option Grants in Last Fiscal Year" table and to conform certain disclosures regarding our Chief Executive Officer's compensation to similar disclosures contained in the Company's proxy statement. This Amendment No. 2 amends and restates in their entirety Items 11 of Part III and Item 15 of Part IV of the Original 10-K, as amended. This Amendment No. 2 continues to represent the state of the Company as of the filing date of the Original 10-K, and is not updated to reflect any events that occurred at a later date. All information contained in this Amendment No. 2 is subject to updating and supplementing as provided in our periodic reports filed with the Securities and Exchange Commission subsequent to the date of the filing of the Original 10-K.

TABLE OF CONTENTS

PART III.

ITEM 11. EXECUTIVE COMPENSATION

The following table sets forth, for the fiscal years ended July 3, 2004, June 28, 2003 and June 29, 2002, the aggregate compensation paid or accrued with respect to the Company's Chief Executive Officer and up to the four most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers as of July 3, 2004 (the "Named Executive Officers"), based upon salary and bonus earned by such executive officers and individuals in fiscal 2004.

SUMMARY COMPENSATION TABLE
ANNUAL COMPENSATION

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	Year	Salary	Other Annual Compensation(2)	Restricted Stock Awards(3)	Securities Underlying Options(4)
Vincent A. Wasik(1)	2004	$510,000	$13,965	$ —	—
Chief Executive Officer	2003	—	—	6,480	—
	2002	—	—	—	12,500
Jeffry J. Parell	2004	81,490	405	—	—
Chief Executive Officer	2003	346,827	4,925	—	—
	2002	334,556	6,828	—	140,000
Andrew B. Kronick	2004	253,077	—	—	365,764
Senior Vice President, Sales	2003	195,923	3,245	—	—
	2002	103,846	3,821	—	10,000
Wesley C. Fredenburg	2004	237,981	—	—	365,764
General Counsel	2003	216,346	—	—	—
and Secretary	2002	221,397	8,000	—	50,000
Jeffrey Hendrickson	2004	161,538	—	—	1,097,294
President and Chief Operating	2003	—	—	—	—
Officer of Velocity Express	2002	—	—	—	—
Robert B. Lewis	2004	138,462	—	—	1,097,294
Chief Financial Officer	2003	—	—	—	—
	2002	—	—	—	—

(1) Mr. Wasik serves as the Company's Chief Executive Officer pursuant to an agreement between the Company and MCG Global, LLC ("MCG"). Mr. Wasik is an owner and principal of MCG. His compensation is paid through MCG.

(2) For 2004, includes health insurance premiums for Mr. Wasik and vehicle allowance for Mr. Parell. For 2003, represents vehicle allowance for Messrs. Parell and Kronick. In 2002, includes $6,209 for vehicle allowance and $619 for premiums on a term life insurance policy for Mr. Parell, a retention payment for Mr. Fredenburg agreed to upon the Company hiring Mr. Fredenburg in December 2000 as set forth in his employment contract, and vehicle allowance for Mr. Kronick.

(3) For 2003 includes 9,000 shares of restricted stock granted to Mr. Wasik on February 21, 2003 for his service on the Board of Directors. The stock vested one year from the date of grant. On July 3, 2004, the aggregate value of the restricted stock holdings was $4,050.

(4) In 2004, represents the number of shares of common stock underlying warrants granted. 333,333 warrants were granted to each of Messrs. Kronick and Fredenburg. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of

the warrants. 1,000,000 warrants were granted to both Messrs. Hendrickson and Lewis in connection with their offers of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, each warrant is exercisable into 1.097 shares of common stock. In 2002, represents stock options granted with exercise prices equal to or not less than fair market value on the date of grant. In 2002, 5,000 options granted to Mr. Parell and 5,000 options granted to Mr. Fredenburg were granted outside the Company's 1995 or 2000 Stock Option Plans. No SARs were granted in any of years presented.

The following table sets forth information with respect to stock options and warrants granted to the Named Executive Officers in fiscal 2004:

OPTION GRANTS IN LAST FISCAL YEAR

Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Market Price on Date of Grant ($/Sh)	Expiration Date	Potential Realized Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (1) 5% ($)	10% ($)	0% ($)
Vincent A. Wasik	—	0.0%	N/A	N/A	N/A	$ —	$ —	$ —
Jeffry J. Parell	—	0.0%	N/A	N/A	N/A	—	—	—
Andrew B. Kronick(2)	365,764	9.5%	$0.01	$0.85	2/12/2011	433,809	602,197	307,242
Wesley C. Fredenburg(3)	365,764	9.5%	$0.01	$0.85	2/12/2011	433,809	602,197	307,242
Jeffrey Hendrickson(4)	1,097,294	28.6%	$0.01	$0.85	2/12/2011	1,301,429	1,806,595	921,727
Robert B. Lewis(5)	1,097,294	28.6%	$0.01	$0.85	2/12/2011	1,301,429	1,806,595	921,727

(1) Potential realizable value is based on the assumption that the price of the common stock appreciates at the rates shown, compounded annually, from the date of grant until the end of the option term. The values are calculated in accordance with rules promulgated by the Securities and Exchange Commission and do not reflect the Company's estimate of future stock price appreciation.

(2) In February 2004, Mr. Kronick was granted warrants to purchase 333,333 shares of common stock. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of the warrants. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 365,764 shares of common stock.

(3) In February 2004, Mr. Fredenburg was granted warrants to purchase 333,333 shares of common stock. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable after shareholder approval of the issuance of the warrants. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 365,764 shares of common stock.

(4) In February 2004, Mr. Hendrickson was granted warrants to purchase 1,000,000 shares of common stock in connection with his offer of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 1,097,294 shares of common stock.

(5) In February 2004, Mr. Lewis was granted warrants to purchase 1,000,000 shares of common stock in connection with his offer of employment with the Company. The warrants have an exercise price of $0.01 per share, a term of seven years and are immediately exercisable. The warrants provide for additional shares of common stock upon exercise of the warrants in the event that the Company issues other equity instruments that would result in dilution to the holders of the warrants. As of July 3, 2004, the warrants were exercisable into 1,097,294 shares of common stock.

The following table sets forth certain information regarding options and warrants to purchase shares of the Company's common stock that were held by the Named Executive Officers in fiscal 2004. No such options or warrants were exercised during fiscal 2004.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

	Number of Shares Underlying Unexercised Options at July 3, 2004		Value of Unexercised In-the-Money Options at July 3, 2004	
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Vincent A. Wasik	12,500	—	$ —	$ —
Jeffry J. Parell	55,000	—	—	—
Andrew B. Kronick	6,666	369,098	—	175,891
Wesley C. Fredenburg	70,000	365,764	—	175,891
Jeffrey Hendrickson	1,097,294	—	527,674	—
Robert B. Lewis	1,097,294	—	527,674	—

COMPENSATION OF DIRECTORS

Cash Compensation. The Company has not paid any cash compensation to a director in his or her capacity as a director and has no present plan to pay directors' fees.

Stock Options and Restricted Stock. In February 1996, the Company adopted its 1996 Director Stock Option Plan. Until February 2002, each outside director was granted an option to purchase 3,000 shares of Common Stock for each year of service as a director. The term of each option granted under the plan was five years and the exercise price per share for stock granted under the plan was 100% of the fair market value per share on the date on which the respective option was granted.

Effective February 2002 on an annual basis, each director was granted 4,000 options, and the Chairman of the Board was granted an additional 2,000 options. Audit and Executive Committee members were granted 2,000 options, Compensation Committee members were granted 1,000 options, and Executive IT Committee members were granted 1,500 options. The chairperson of each committee received an additional 1,000 options. The term of each option granted under the plan was five years and the exercise price per share for stock granted under the plan was 100% of the fair market value per share on the date on which the respective option was granted.

Effective September 2002, directors and committee members were granted, on an annual basis, shares of restricted stock as compensation for board and committee service. The shares vested one year from the date of grant of the restricted stock. Directors were awarded 4,000 shares, and the Chairman of the Board was granted an additional 2,000 shares. Audit and Executive Committee members were granted 2,000 shares, Compensation Committee members were granted 1,000 shares, and Executive IT Committee members were granted 1,500 shares. The chairperson of each committee received an additional 1,000 shares.

Effective May 2004, directors and committee members are granted, on an annual basis, shares of restricted stock as compensation for board and committee service. The shares will vest one year from the date of grant of the restricted stock. The number of shares of restricted stock is to be determined by dividing the amount of compensation by the closing price of the Company's common stock on the date of grant according to the following compensation schedule. Directors are awarded $25,000, and the Chairman of the Board is granted an additional $12,500. Audit Committee members are granted $25,000. Executive and Compensation Committee members are granted $15,000, and Technology Committee members are granted $3,000. Effective October 23, 2004, Nominating Committee members are granted an additional $15,000. The chairperson of each committee receives an additional $6,000.

EMPLOYMENT AGREEMENTS, TERMINATION OF EMPLOYMENT AND CHANGE IN CONTROL AGREEMENTS

The Company has employment contracts and severance agreements in effect with Vincent Wasik, its Chairman and Chief Executive Officer, Jeffry J. Parell, its former Chief Executive Officer, Wesley C. Fredenburg, its General Counsel and Secretary, Drew Kronick, its Senior Vice President, Sales, Jeffrey Hendrickson, its President and Chief Operating Officer and Robert Lewis, its former Chief Financial Officer.

The Company's Board of Directors appointed Mr. Wasik as the Company's Chief Executive Officer on July 28, 2003, with the understanding that the Company and MCG Global, LLC ("MCG") would enter into a Contractor Services Agreement for Mr. Wasik's services as the Chief Executive Officer of the Company. On October 20, 2004, the Company and MCG entered into a Contractor Services Agreement, effective as of July 28, 2003 (the "Service Agreement"). Mr. Wasik is an owner and principal of MCG and was a stockholder and Chairman of the Board of the Company at the time this Services Agreement was authorized and entered into. Upon the resignation of the Company's Chief Financial Officer on October 14, 2004, Mr. Wasik was appointed by the Company's Board of Directors to serve as the Company's interim Chief Financial Officer until a permanent Chief Financial Officer is appointed. Mr. Wasik has agreed to serve as the Company's interim Chief Financial Officer for no additional remuneration.

The Service Agreement sets forth the rights and duties of both the Company and Mr. Wasik and directs the Company's Compensation Committee to establish, on an annual basis, Mr. Wasik's compensation level and eligibility for salary increases, bonuses, benefits and grants of equity. The Service Agreement also allows Mr. Wasik to contract to provide similar services to other businesses as long as Mr. Wasik abides by his confidentiality obligations under the Service Agreement. Furthermore, the Company has agreed to indemnify and hold harmless MCG, its officers, directors, employees and agents, including Mr. Wasik, from liabilities arising out of any services rendered by MCG to the Company, other than as a result of gross negligence or willful misconduct. The Company also agreed to cause MCG and Mr. Wasik to be named as additional insured parties under its Directors and Officers Liability insurance policies. The Service Agreement does not contain any fixed term and may be terminated by either party at any time upon written notice. Other than payment of outstanding fees and expenses owed to MCG at termination, the Service Agreement does not contain any obligation upon the Company to pay severance in the event the agreement is terminated by the Company. In fiscal 2004, the Company recorded compensation expense of $510,000 to Mr. Wasik through MCG for these services.

The Company and Mr. Parell were parties to an employment agreement dated October 16, 2000, as amended on November 7, 2002, governing his employment with the Company. The agreement set forth Mr. Parell's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Parell's employment was voluntary and could be terminated by the Company with two months' prior written notice, and by Mr. Parell with four months' written notice. If the Company were to terminate Mr. Parell's employment without cause or upon the happening of other events set forth in his employment agreement, Mr. Parell would receive an amount equal to his base salary per month at the end of each of the eighteen months following the date of his termination. The Company could immediately terminate Mr. Parell's employment for cause upon written notice without any further obligation to Mr. Parell. The term of the original employment agreement was for two years, and the term of the amended agreement was also for two years, at which time, the agreement would automatically renew for a six-month term, unless either Executive or Company provides the other with written notice of intention not to renew at least ninety days prior to the expiration of the initial term, and at least sixty days prior to the expiration of any extension term. Effective July 28, 2003, Mr. Parell resigned his position with the Company.

The Company and Mr. Kronick are parties to an employment agreement dated November 28, 2001, governing his employment with the Company. The agreement sets forth Mr. Kronick's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans and the terms of a non-solicitation and non-competition agreement. Pursuant to the agreement, Mr. Kronick's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Kronick with two months' prior notice. The agreement is not for a fixed period of time. If the agreement is terminated by the Company for reasons other than cause, the Company will pay Mr. Kronick an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Kronick's employment for cause upon written notice without any further obligation to Mr. Kronick.

The Company and Mr. Fredenburg are parties to an employment agreement dated November 15, 2003, governing his employment with the Company. The agreement sets forth Mr. Fredenburg's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Fredenburg's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Fredenburg with two months' prior notice. The agreement is for a period of two years and, at its expiration, can be renewed at the option of the Company. If the agreement is not renewed, the Company may, at its option and in exchange for Mr. Fredenburg executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Fredenburg's employment for cause upon written notice without any further obligation to Mr. Fredenburg.

The Company and Mr. Hendrickson are parties to an employment agreement dated December 15, 2003, governing his employment with the Company. The agreement sets forth Mr. Hendrickson's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Hendrickson's employment is voluntary and may be terminated by the Company with or without written notice, or by Mr. Hendrickson with two months' prior notice. The agreement is for a period of two years and, at its expiration, can be renewed at the option of the Company. If the agreement is not renewed the Company will, in exchange for Mr. Hendrickson executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company may immediately terminate Mr. Hendrickson's employment for cause upon written notice without any further obligation to Mr. Hendrickson.

The Company and Mr. Lewis were parties to an employment agreement dated January 12, 2004, governing his employment with the Company. The agreement set forth Mr. Lewis's compensation level and eligibility for salary increases, bonuses, benefits and option grants under stock option plans. Pursuant to the agreement, Mr. Lewis's employment was voluntary and could be terminated by the Company with or without written notice, or by Mr. Lewis with two months' prior notice. The agreement was for a period of two years and, at its expiration, could be renewed at the option of the Company. If the agreement was not renewed the Company would, in exchange for Mr. Lewis executing a non-competition agreement, offer to pay an amount equal to his base salary per month at the end of each of the twelve months following the date of his termination. The Company could immediately terminate Mr. Lewis's employment for cause upon written notice without any further obligation to Mr. Lewis. Mr. Lewis left the Company voluntarily effective July 30, 2004.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal 2004, the Compensation Committee of the board consisted of James G. Brown, and Richard A. Kassar. Neither Mr. Brown nor Mr. Kassar was at any time during fiscal 2004 or at any other time, an officer or employee of the Company or any of its subsidiaries. No executive officer of the Company serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of the board or the compensation committee of the Company. Through his position as Managing Director of TH Lee Putnam Ventures, L.P., James G. Brown had relationships with the Company requiring disclosure under Item 404 of SEC Regulation S-K. See "Certain Relationships and Related Party Transactions."

COMPENSATION COMMITTEE REPORT

The following is the report of the compensation committee of the board describing compensation policies and rationales applicable to the Company's executive officers with respect to the compensation paid to such executive officers for the fiscal year ended July 3, 2004.

Compensation Philosophy. The philosophy of the Company's compensation committee regarding executive compensation is to link executive pay to corporate performance. A significant portion of executive compensation is tied to the Company's success in meeting one or more specified performance goals and to appreciation in the Company's market valuation. The goals of the compensation program are to attract and retain highly talented executives and to motivate them to high levels of performance, recognizing the different impact that various executives have on the achievement of corporate goals.

The key elements of the executive compensation are generally base salary, annual bonus (dependent on corporate and individual performance) and stock options. The compensation committee approves compensation and pay levels as well as stock option grants to executive officers.

Base Salaries. Base salaries for executive officers are determined by evaluating the responsibilities of the position and the experience of the individual. Base salaries are reviewed annually, and are adjusted based upon performance contribution, management recommendation and market conditions.

Bonus. Some of the Company's executive officers are eligible for an annual cash bonus. Individual and corporate performance objectives are established at the beginning of each year, and eligible executives are assigned target bonus levels. In fiscal 2004, no executive officers received cash bonus payments. A number of executive officers did receive, as a bonus and incentive, warrants to purchase shares of the Company's common stock.

Stock Options. The purpose of the Company's stock option plans is to provide an additional incentive to certain employees of the Company to work to maximize stockholder value. Option grants with short-term vesting are used to reward past performance while option grants with long-term vesting are awarded to encourage employees to take into account the long-term interests of the Company, align employees' and shareholders' interests, as well as to create a valuable retention device for key employees. Stock options are typically granted at the time of hire, at the time of promotion or at the time of achievement of a significant corporate objective.

Compensation of Chief Executive Officer. The Company had two Chief Executive Officers during the fiscal year ended July 3, 2004. Mr. Parell was the Company's Chief Executive Officer until his resignation, effective July 28, 2003. Thereafter, The Company's Board of Directors appointed Mr. Wasik as the Company's Chief Executive Officer on July 28, 2003. The compensation committee approved the compensation of Vincent Wasik for fiscal 2004 and subsequently entered into a Contractor Services Agreement with MCG Global, LLC for the services of Mr. Wasik as Chief Executive Officer of the Company. Mr. Wasik is an owner and principal of MCG Global, LLC. Compensation in fiscal 2004 under the agreement amounted to $510,000. Mr. Parell's annual compensation rate for fiscal 2004 was $375,000; however, he resigned his position with the Company effective July 28, 2003. The compensation committee determined the Chief Executive Officer's compensation after considering the same factors used to determine the compensation of other executive officers. In determining the base salary for both Mr. Wasik and Mr. Parell, the Committee evaluated his performance by considering the Company's financial and operating performance for fiscal 2004 as well as the leadership of Mr. Parell and Mr. Wasik, their ability to foster and maintain a strong, positive and high-integrity culture, and their continued ability to develop and implement strategies to enhance stockholder value over the long term. The Committee also considered the personal performance of both Mr. Parell and Mr. Wasik in a number of additional areas, including growth, innovation, productivity improvement, new ventures, organizational development, diversity and customer and stockholder relations.

Summary. It is the opinion of the compensation committee that the executive compensation policies and programs in effect for the Company's executive officers provide an appropriate level of total remuneration that properly aligns the Company's performance and interests of the Company's shareholders with competitive executive compensation in a balanced and reasonable manner.

COMPENSATION COMMITTEE

James G. Brown
Richard A. Kassar

Stock Performance Graph

In accordance with Exchange Act regulations, the following performance graph compares the cumulative total shareholder return on the company's common stock to the cumulative total return on the NASDAQ Stock Market and a selected group of peer issuers over the same period. The peer issuers consist of Consolidated Delivery and Logistics, Inc. and Dynamex. The graph assumes that the value of the investment in the Company's common stock and each index was $100 in 1999 and that all dividends were reinvested. The information contained in the performance graphs shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act or the Exchange Act, except to the extent that the Company specifically incorporates it by reference into such filing.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
July 2004


$350
$300
$250
$200
$150
$100
$50
$0
Dollars
1999
2000
2001
2002
2003
2004
Velocity Express Corp.
S&P Small Cap 600
NASDAQ US
Peer Group

Year	Velocity Express Corporation	S&P SmallCap 600	Nasdaq	Peer Group
1999	$100.00	$100.00	$100.00	$100.00
2000	278.26	115.99	147.97	61.29
2001	20.17	128.89	80.85	47.11
2002	21.22	129.25	54.93	50.60
2003	6.08	124.63	61.21	134.89
2004	3.48	168.54	77.61	295.33

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(1) Financial Statements

The consolidated financial statements required by this item are listed in Item 8, "Financial Statements and Supplementary Data" herein.

(2) Financial Statement Schedules

II—Valuation and Qualifying Accounts—years ended July 3, 2004, June 28, 2003 and June 29, 2002.

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

(3) Exhibits

Reference is made to the Exhibit Index.

(4) Reports on Form 8-K.

The Company did not file any reports on Form 8-K during the fiscal quarter ended July 3, 2004.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Westport, state of Connecticut on January 28, 2005.

Velocity Express Corporation

By /s/ VINCENT A. WASIK

Vincent A. Wasik
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Amendment No. 2 has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ VINCENT A. WASIK **Vincent A. Wasik**	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	January 28, 2004
/s/ DANIEL R. DEFAZIO **Daniel R. DeFazio**	Chief Financial Officer (Principal Accounting and Financial Officer)	January 28, 2004
* **James Brown**	Director	January 28, 2004
* **Douglas Hsieh**	Director	January 28, 2004
* **Alex Paluch**	Director	January 28, 2004
* **Richard A. Kassar**	Director	January 28, 2004
* **Leslie E. Grodd**	Director	January 28, 2004
* **John J. Perkins**	Director	January 28, 2004

*By: /s/ WESLEY C. FREDENBURG

Wesley C. Fredenburg, Attorney-in-Fact

FINANCIAL STATEMENT SCHEDULES

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

Schedule II—Valuation and Qualifying Accounts
Fiscal Years 2004, 2003 and 2002
(Amounts in thousands)

Column A	Column B	Column C	Column D	Column E
Description	Balance at Beginning of Period	Additions charged to cost, expenses, revenues	Deductions(1)	Balance at End of Period
Accounts receivable reserves:				
2004	$2,300	$12,491	$10,048	$4,743
2003	2,250	6,665	6,615	2,300
2002	1,160	3,165	2,075	2,250

(1) write-off of accounts receivable determined to be uncollectible.

EXHIBIT INDEX

Exhibit Number	Description
2.1	Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 8, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
2.2	Amendment No. 1 to Merger Agreement by and among CEX Holdings, Inc., Corporate Express Delivery Systems, Inc., United Shipping & Technology, Inc. and United Shipping & Technology Acquisition Corp., dated as of September 22, 1999 (incorporated by reference to the Company's 8-K, filed October 8, 1999).
2.3	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P. and TH Lee. Putnam Internet Parallel Partners, L.P., dated as of May 15, 2000 (incorporated by reference to the Company's Form 8-K, filed June 2, 2000).
2.4	Securities Purchase Agreement among United Shipping & Technology, Inc., TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC, dated as of September 1, 2000 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
2.5	Amendment No. 2 to Merger Agreement, Settlement and General Release Agreement by and among Corporate Express, Inc., successor by merger to CEX Holdings, Inc., Velocity Express, Inc. f/k/a Corporate Express Delivery Systems, Inc., and United Shipping & Technology, Inc. dated August 2, 2001 (incorporated by reference to the Company's Form 10-Q, filed November 13, 2001).
2.6	Agreement and Plan of Merger by and between United Shipping & Technology, Inc., a Utah corporation, and Velocity Express Corporation, a Delaware corporation, dated as of December 6, 2001 (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
2.7	Certificate of Merger of United Shipping & Technology, Inc. (a Utah corporation) into Velocity Express Corporation (a Delaware corporation) (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.1	Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form 10-K filed October 14, 2003).
3.2	Certificate of Amendment to Amended and Restated Certificate of Incorporation of Velocity Express Corporation (incorporated by reference to the Company's Form S-3/A, File No. 333-88568, filed June 3, 2002).
3.3	Certificate of Designation of Preferences and Rights of Series G Convertible Preferred Stock (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
3.4	Certificate of Designation of Preferences and Rights of Series H Convertible Preferred Stock and Articles of Amendment to the Restated Articles of Incorporation (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
3.5	Bylaws of Velocity Express Corporation (incorporated by reference to the Company's Form 8-K, filed January 9, 2002).
4.1	Specimen form of the Company's Common Stock certificate (incorporated by reference to the Company's Statement on Form SB-2, File No. 333-01652C).
4.2	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 8-K filed April 5, 2002).

Exhibit Number	Description
4.3	Specimen form of Velocity Express Corporation Common Stock Certificate (incorporated by reference to the Company's Form 10-K filed September 27, 2002).
10.1	1996 Director Stock Option Plan, as amended (incorporated by reference to the Company's Form 10-QSB for the fiscal quarter ended January 1, 2000).
10.2	2000 Stock Option Plan (incorporated by reference to the Company's Definitive Schedule 14A filed on May 8, 2000).
10.3	Exchange Agreement by and among United Shipping & Technology, Inc., UST Delivery Systems, Inc. and CEX Holdings, Inc., dated as of September 24, 1999 (incorporated by reference to the Company's Form 8-K, filed October 8, 1999).
10.4	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 187,290 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.5	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 142,042 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.6	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to THLi Coinvestment Partners, LLC for 10,598 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.7	Stock Purchase Warrant to Acquire Series C Preferred Stock, issued September 1, 2000 by United Shipping & Technology, Inc. to Blue Star I, LLC for 4,024 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.8	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Partners, L.P. for 262,204 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.9	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to TH Lee.Putnam Internet Parallel Partners, L.P. for 198,855 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.10	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to THLi Coinvestment Partners LLC for 14,837 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.11	Stock Purchase Warrant to Acquire Series C Preferred Stock, to be issued at the time of the Second Closing by United Shipping & Technology, Inc. to Blue Star I, LLC for 5,634 shares of Series C Preferred Stock at a price per share equal to $0.01 (incorporated by reference to the Company's Form 8-K, filed September 8, 2000).
10.12	Form of non-qualified stock option issued to employees as of June 2000 (incorporated by reference to the Company's Statement on Form 10-KSB for the fiscal year ended July 1, 2000).

Exhibit Number	Description
10.13	Form of Stock Purchase Warrant to Acquire Preferred Stock dated January 4, 2001, issued by the Company to TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC and Blue Star I, LLC (incorporated by reference to the Company's Current Report on Form 8-K, filed January 9, 2001).
10.14	Form of Stock Purchase Agreement to acquire Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred entered into during March 2001 between the Company and TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.15	Form of Subscription Notes presently convertible into an aggregate 624,906 shares of Series D Preferred issued to TenX Venture Partners, LLC, HomePoint Corporation, Salah Al-Qahtani and AL-MAL Islamic Company pursuant to Stock Purchase Agreements entered into during March 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.16	Form of Warrant to purchase shares of Series D Preferred issued to entities affiliated with TH Lee.Putnam Internet Parallel Partners, L.P. on January 4, 2001 (incorporated by reference to the Company's Form 8-K, filed May 21, 2001).
10.17	Form of Subscription Note Purchase Agreement to purchase Series F Convertible Preferred Stock entered into between the Company and certain investors in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.18	Form of Subscription Note issued in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.19	Form of Warrant to purchase shares of Common Stock used in connection with the Company's Series F Convertible Preferred Stock financing in July of 2001. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.20	Third Amended and Restated Registration Rights Agreement dated as of July 2001, among the Company, TH Lee.Putnam Internet Partners, L.P., TH Lee.Putnam Internet Parallel Partners, L.P., THLi Coinvestment Partners LLC, Blue Star I, LLC, RS Investment Management, Inc., Marshall T. Masko, Home Point Corporation, TenX Venture Partners, LLC, Al-Mal Islamic Company, Sheikh Salah A.H. Al-Qahtani and each Series F Convertible Preferred Stock purchaser. (incorporated by reference to the Company's Form 10-KSB for the year ended June 30, 2001).
10.21	Warrant to purchase up to 1,000,000 shares of Common Stock at a price of $0.40 per share issued by the Company to BLG Ventures, LLC dated August 23, 2001 (incorporated by reference to the Company's Form 10-Q filed November 13, 2001).
10.22	Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of January 25, 2002. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.23	Form of Incentive Stock Option Agreement between United Shipping & Technology, Inc., and management, dated October 29, 2001. (incorporated by reference to the Company's Form 10-Q filed May 3, 2002).
10.24	Form of Stock Purchase Agreement to purchase Series G Convertible Preferred Stock entered into between the Company and certain investors on May 3, 2002. (incorporated by reference to the Company's Form 10-K/A-2 filed July 28, 2003).
10.25	Form of Stock Purchase Agreement to purchase Series H Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 16, 2003).

Exhibit Number	Description
10.26	Form of Common Stock Warrant issued in connection with the Company's Series H Convertible Preferred Stock financing (incorporated by reference to the Company's Form 10-Q filed February 18, 2003).
10.27	Amended and Restated Loan and Security Agreement by and among Velocity Express, Inc. and related borrowers, and Fleet Capital Corporation dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.28	Note Purchase Agreement by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.29	Senior Subordinated Note by and among Velocity Express, Inc., Velocity Express Corporation and BET Associates LP, dated as of November 26, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.30	Employment Agreement between Velocity Express, Inc. and Wesley C. Fredenburg (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.31	Employment Agreement between Velocity Express, Inc. and Jeffrey Hendrickson dated December 15, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.32	Employment Agreement between Velocity Express, Inc. and John Marsalisi dated December 22, 2003 (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.33	Form of Stock Purchase Agreement to purchase Series I Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed February 7, 2004).
10.34	Form of Stock Purchase Agreement to purchase Series J Convertible Preferred Stock (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.35	Form of Common Stock Warrant between Velocity Express Corporation and management, dated February 12, 2004 (incorporated by reference to the Company's Form 10-Q filed May 11, 2004).
10.36	Velocity Express Corporation Code of Business Conduct and Ethics. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.37	Employment Agreement between Velocity Express, Inc. and Andrew B. Kronick dated November 28, 2001. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.38	Employment Agreement between Velocity Express, Inc. and Robert B. Lewis dated January 12, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.39	Contractor Services Agreement between Velocity Express Corporation and MCG Global, LLC. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.40	Stock Purchase Warrant to purchase up to 9,677,553 shares of Common Stock at a price of $0.001 per share issued to TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.41	Stock Purchase Agreement to purchase 7,000,000 shares of the Company's Series L Convertible Preferred Stock, par value $0.004 per share, at a price of $1.00 per Preferred Share, entered into between the Company and TH Lee Putnam Ventures, L.P., TH Lee Putnam Parallel Ventures, L.P., THLi Coinvestment Partners, LLC and Blue Star I, LLC dated December 21, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).

Exhibit Number	Description
10.42	Capital Contribution Agreement dated July 1, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
10.43	Agency Agreement between Velocity Express, Inc. and Peritas, LLC dated May 25, 2004. (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
21.1	Subsidiaries (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
23.1	Consent of Ernst & Young LLP (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
31.1*	Section 302 Certification of CEO
31.2*	Section 302 Certification of CFO
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to the Company's Form 10-K filed December 23, 2004).
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to the Company's Form 10-K filed December 23, 2004).

*Filed herewith

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 10-Q

(Mark One)

☒ **QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended October 2, 2004

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to .

Commission File No. 0-28452

VELOCITY EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	**87-0355929** (IRS Employer Identification No.)
One Morningside Drive North, Bldg. B Suite 300, Westport, Connecticut (Address of Principal Executive Offices)	**06880** (Zip Code)

(203) 349-4160
(Registrant's telephone number, including area code)

Check whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☐ NO ☒

Check whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

As of January 6, 2005 there were 13,405,373 shares of common stock of the registrant issued and outstanding.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

INDEX TO FORM 10-Q

October 2, 2004

PART I.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands, except par value)

	October 2, 2004	July 3, 2004
	(unaudited)	
ASSETS		
Current assets:		
Cash	$ 1,950	$ 1,220
Accounts receivable, net of allowance of $4,600 and $4,743 at October 2, 2004 and July 2, 2004, respectively	29,329	27,419
Accounts receivable—other	996	592
Prepaid workers' compensation and auto liability insurance	7,660	6,289
Other prepaid expenses	1,833	2,185
Other current assets	224	317
Total current assets	41,992	38,022
Property and equipment, net	12,092	11,362
Goodwill	42,830	42,830
Deferred financing costs, net	346	235
Other assets	1,311	1,227
Total assets	$ 98,571	$ 93,676
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	$ 25,166	$ 26,481
Accrued insurance and claims	2,748	3,697
Accrued wages and benefits	2,833	3,738
Accrued legal and claims	2,886	2,926
Due to Related Parties	6,627	3,625
Other accrued liabilities	1,517	2,090
Current portion of long-term debt	31,741	31,008
Total current liabilities	73,518	73,565
Long-term debt less current portion	5,330	5,235
Accrued insurance and claims	7,879	8,400
Shareholders' equity:		
Preferred stock, $0.004 par value, 53,510 shares authorized 45,046 and 32,919 shares issued and outstanding at October 2, 2004 and July 3, 2004, respectively	108,879	91,051
Preferred warrants, 1,042 outstanding at October 2, 2004 and July 3, 2004	7,600	7,600
Common stock, $0.004 par value, 150,000 shares authorized 12,266 and 10,415 shares issued and outstanding at October 2, 2004 and July 2, 2004, respectively	49	42
Subscriptions receivable	(7,550)	(100)
Additional paid-in-capital	120,670	101,120
Accumulated deficit	(217,658)	(193,058)
Foreign currency translation	(146)	(179)
Total shareholders' equity	11,844	6,476
Total liabilities and shareholders' equity	$ 98,571	$ 93,676

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(Amounts in thousands, except per share data)

	Three Months Ended	
	October 2, 2004	September 27, 2003
Revenue	$ 67,913	$76,639
Cost of services	55,052	61,052
Gross profit	12,861	15,587
Operating expenses:		
Occupancy	3,442	3,207
Selling, general and administrative	15,034	13,112
Total operating expenses	18,476	16,319
Loss from operations	(5,615)	(732)
Other expense:		
Interest expense	(762)	(1,041)
Other	45	—
Net loss	$ (6,332)	$ (1,773)
Net loss applicable to common shareholders	$(24,600)	$ (1,773)
Loss per share applicable to common shareholders:		
Basic	$ (2.18)	$ (0.33)
Diluted	$ (2.18)	$ (0.33)
Weighted average shares outstanding:		
Basic	11,265	5,426
Diluted	11,265	5,426

See notes to consolidated financial statements.

[THIS PAGE INTENTIONALLY LEFT BLANK]

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY

(Unaudited)

(Amounts in thousands)

	Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Series F Preferred Stock		Series G Preferred Stock		Series H Preferred Stock		Series I Preferred Stock	
	Shares	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amount**	**Shares**	**Amo**
Balance at July 3, 2004	2,807	$24,304	2,000	$13,600	1,517	$8,308	740	$7,802	5,478	$4,087	478	$3,761	16,810	$24,5
Stock options	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of restricted stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Warrants issued to contractors for services	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Warrant exercises	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Non-cash interest expense/bank charges	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Conversion of Series F to Common Stock	—	—	—	—	—	—	(15)	(172)	—	—	—	—	—	—
Conversion of Series G to Common Stock	—	—	—	—	—	—	—	—	(10)	(8)	—	—	—	—
Conversion of Series H to Common Stock	—	—	—	—	—	—	—	—	—	—	(26)	(259)	—	—
Payments against stock subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Additional subscription receivable	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series J Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Issuance of Series K Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series J Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Beneficial conversion of Series K Preferred Stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Comprehensive loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Balance at October 2, 2004	2,807	$24,304	2,000	$13,600	1,517	$8,308	725	$7,630	5,468	$4,079	452	$3,502	16,810	$24,558

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY—(Continued)

(Unaudited)

(Amounts in thousands)

Series J Preferred Stock		Series K Preferred Stock		Preferred Stock Warrants		Common Stock		Stock Subscription Receivable	Additional Paid-in Capital	Accumulated Deficit	Foreign Currency Translation	Total
res	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
38	$ 4,631	—	—	1,042	$7,600	10,415	$ 42	$ (100)	$101,120	$(193,058)	$(179)	$ 6,476
-	—	—	—	—	—	—	—	—	60	—	—	60
	—	—	—	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	786	—	—	786
-	—	—	—	—	—	313	1	—	2	—	—	3
—	—	—		—	—	—	—	—	—	—	—	—
—	—	—	—	—	—	395	2	—	171	—	—	—
—	—	—	—	—	—	11	—	—	8	—	—	—
—	—	—	—	—	—	1,132	5	—	254	—	—	—
—	—	—	—	—	—	—	—	50	—	—	—	50
—	—	—	—	—	—	—	—	(7,500)	—	—	—	(7,500)
,912	7,368	—	—	—	—	—	—	—	—	—	—	7,368
—	—	7,267	10,900	—	—	—	—	—	—	—	—	10,900
—	—	—	—	—	—	—	—	—	7,368	(7,368)	—	—
—	—	—	—	—	—	—	—	—	10,900	(10,900)	—	—
—	—	—	—	—	—	—	—	—	—	(6,332)		(6,332)
—	—	—	—	—	—	—	—	—	—	—	33	33
—	—	—	—	—	—	—	—	—	—	—	—	$ (6,299)
3,000	$11,999	7,267	$10,900	1,042	$7,600	12,266	$ 49	$(7,550)	$120,669	$(217,658)	$(146)	$11,844

Summary of Preferred Stock Outstanding 45,046

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(Amounts in thousands)

	Three Months Ended	
	October 2, 2004	September 27, 2003
OPERATING ACTIVITIES		
Net loss	$ (6,332)	$(1,773)
Adjustments to reconcile net income loss to net cash flows (used in) provided by operating activities:		
Depreciation	1,044	974
Amortization	53	246
Equity instruments issued in lieu of payment for services received	75	5
Stock option expense	60	60
Non-cash interest expense/bank charges	29	207
Bad debt	428	264
Change in operating assets and liabilities:		
Accounts receivable	(2,338)	(1,322)
Other current assets	(1,439)	(422)
Other assets	(84)	(28)
Accounts payable	(1,315)	5,773
Accrued liabilities	481	(2,825)
Cash (used in) provided by operating activities	(9,338)	1,159
INVESTING ACTIVITIES		
Capital expenditures	(1,774)	(480)
Other	33	(53)
Cash (used in) investing activities	(1,741)	(533)
FINANCING ACTIVITIES		
Borrowings (repayments) under revolving credit agreement, net	1,072	(1,540)
Proceeds from notes payable and long-term debt	—	1,000
Proceeds from issuance of preferred stock, net	10,739	—
Proceeds from issuance of common stock, net	3	—
Stock subscription receivable, net activity	50	—
Issuance costs related to preferred stock	—	(64)
Debt financing costs	(55)	(53)
Cash provided by (used in) financing activities	11,809	(657)
Net increase (decrease) in cash and cash equivalents	730	(31)
Cash and cash equivalents, beginning of period	1,220	1,589
Cash and cash equivalents, end of period	$ 1,950	$ 1,558

See notes to consolidated financial statements.

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

1. DESCRIPTION OF BUSINESS

Velocity Express Corporation and its subsidiaries (collectively, the "Company") are engaged in the business of providing same-day transportation and distribution/logistics services to individual consumers and businesses. The Company operates primarily in the United States with limited operations in Canada. The Company currently operates in a single-business segment and thus additional disclosures under Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosures About Segments of an Enterprise and Related Information,* are not required.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The consolidated financial statements included herein have been prepared by Velocity Express Corporation which, together with its wholly-owned subsidiaries, shall be referred to herein as the "Company," pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of the Company, all adjustments consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company as of October 2, 2004, and the results of its operations for the three months ended October 2, 2004 and September 27, 2003, and its cash flows for the three months ended October 2, 2004 and September 27, 2003 have been included, with the exception of fiscal 2004 adjustments, if any, which while posted could not be assigned to any specific quarter as identified in the Company's fiscal 2004 Form 10-K filed December 23, 2004 as detailed below. The results of operations for the three months ended October 2, 2004 are not necessarily indicative of the results that may be expected for the fiscal year ending July 2, 2005. Certain information in footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles has been condensed or omitted pursuant to such rules and regulations, although the Company believes that the disclosures are adequate to make the information presented not misleading.

These consolidated financial statements should be read in conjunction with the financial statements for the year ended July 3, 2004 (filed December 23, 2004), and the footnotes thereto, included in the Company's Report on Form 10-K, filed with the Securities and Exchange Commission. In connection with the preparation of such consolidated financial statements for the year ended July 3, 2004 certain significant internal control deficiencies became evident to management that, in the aggregate, represent material weaknesses, including, inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters; failure to perform timely cutoff and reviews, substantiation and evaluation of certain general ledger account balances; inadequate procurement procedures; lack of procedures or expertise needed to prepare all required disclosures; and evidence that employees lack the experience and training to fulfill their assigned functions. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes the Company's internal controls from reducing to an appropriately low level the risk that material misstatements in its financial statements will not be prevented or detected on a timely basis. If the Company is unable to correct these weaknesses in a timely manner it will represent a risk.

As part of the Company's fiscal year-end 2004 closing, expenses were identified that may have had a material impact on the reported results of prior fiscal quarters. Management's attempts to accurately quantify the extent of the required inter-quarter reclassification(s), and then to access the need to restate prior quarters' reported results, have been precluded from definitive completion by the very weaknesses identified herein. As such, attempts to completely quantify and accurately allocate quarter-specific amounts were not possible; and therefore all fiscal 2004 year-end adjustments were recorded as part of the Company's fourth quarter results. Corrections of the underlying weaknesses have been identified, and annual fiscal 2004 results were fairly stated. Therefore, the Company can not definitively ascertain that these adjustments would not have materially impacted the first quarter of fiscal 2004 results, which are reported herein.

Principles of Consolidation – The consolidated financial statements include the accounts of Velocity Express Corporation and its wholly-owned subsidiaries. All inter-company balances and transactions have been eliminated in the consolidation. The consolidated financial statements also include Peritas as the result of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities* ["FIN No. 46"].

Reclassifications – Certain reclassifications have been made to the prior period consolidated financial statements to conform to the current period presentation.

Comprehensive loss – Comprehensive loss was $(6.3) million and $(1.8) million for the three months ended October 2, 2004 and September 27, 2003, respectively. The difference between net loss and total comprehensive loss in the respective periods related to foreign currency translation adjustments.

New accounting pronouncements – In December 2004, the Financial Accounting Standards Board issued SFAS No. 123 (revised 2004), *Shared-Based Payment* replacing SFAS No. 123, *Accounting for Stock-Based Compensation.* SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values (i.e. proforma disclosure is no longer an alternative to financial statement recognition). The provisions in SFAS No. 123(R) are effective for all stock options or other equity-based awards to employees or directors that vest or become exercisable in the Company's first quarter of fiscal 2006.

Earnings per Share – Basic earnings per share is computed based on the weighted average number of common shares outstanding by dividing net income or loss applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other obligations to issue common stock such as options, warrants or convertible preferred stock, were exercised or converted into common stock that then shared in the earnings of the Company.

The following table sets forth a reconciliation of the numerators and denominators of basic and diluted net (loss) per common share:

	Three Months Ended	
	October 2, 2004	September 27, 2003
	(Amounts in thousands, except per share data)	
Numerator:		
Net loss	$ (6,332)	$(1,773)
Beneficial conversion feature for Series J Preferred	(7,368)	—
Beneficial conversion feature for Series K Preferred	(10,900)	—
Net loss applicable to common shareholders	$(24,600)	$(1,773)
Denominator:		
Weighted average shares	11,265	5,426
Total common equivalents outstanding	11,265	5,426
Net loss per share:		
Basic	$ (2.18)	$ (0.33)
Diluted	$ (2.18)	$ (0.33)

The following table presents securities that could be converted into common shares and potentially dilute basic earnings per share in the future. In the quarter ended October 2, 2004, the potentially dilutive securities were not included in the computation of diluted earnings per share because to do so would have been antidilutive:

	Three Months Ended	
	October 2, 2004	September 27, 2003
	(Amounts in thousands)	
Stock options	—	—
Common warrants	10,519	6,189
Preferred warrants:		
Series C Convertible Preferred	4,497	903
Series D Convertible Preferred	2,887	564
Convertible preferred stock:		
Series B Convertible Preferred	22,060	4,580
Series C Convertible Preferred	10,934	2,214
Series D Convertible Preferred	20,433	4,143
Series F Convertible Preferred	19,880	5,901
Series G Convertible Preferred	6,162	1,428
Series H Convertible Preferred	21,599	5,000
Series I Convertible Preferred	228,190	—
Series J Convertible Preferred	77,372	—
Series K Convertible Preferred	32,740	—
	457,273	30,922

Stock Plans and Awards – The Company follows Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* in accounting for its employee stock options.

In December 2002, the FASB issued SFAS No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure.* SFAS No. 148 amends SFAS No. 123, *Accounting for Stock-Based Compensation,* to provide alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and to require expanded and more prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method on reported results. The Company has not adopted a method of transition to the fair value-based method of accounting for stock-based employee compensation provided under SFAS No. 123 but rather, follows APB Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations in accounting for its stock option plans. As disclosed under *New Accounting Pronouncements,* the Company will be required under SFAS No. 123(R) to adopt the fair value-based method in the first quarter of fiscal 2006. The following table illustrates the effect on net loss and loss per share as if the Company had applied the fair value recognition provisions of SFAS No. 123:

	Three Months Ended	
	October 2, 2004	September 27, 2003
	(In thousands, except per share amounts)	
Net loss applicable to common shareholders, as reported	$(24,600)	$(1,773)
Add: Stock-based employee compensation expense included in reported net loss applicable to common shareholders	32	32
Deduct: Stock-based compensation expense determined under fair value method for all awards	12	(275)
Pro forma	$(24,556)	$(2,016)
Basic and diluted loss per common share:		
As reported	$ (2.18)	$ (0.33)
Pro forma	$ (2.18)	$ (0.37)

3. RESTRUCTURING

During fiscal 2004 the Company relocated its headquarters and financial functions to Connecticut from Minnesota. The costs of relocation, employee acquisition, training and severance were recognized as period costs. Approximately $123,000 of severance pay liability remains accrued at October 2, 2004.

4. CONSOLIDATED FINANCIAL INTEREST ENTITY

During May 2004 the Company entered into a business venture designed to provide both the manpower and the vehicle fleet to service, first—a major customer and, subsequently—a growing market demand. This major customer's desire to outsource its delivery operation and related vehicle fleet provided the genesis for this new business venture, named Peritas. It was formed by MCG Global, one of the Company's largest investors with a strategic objective to acquire a fleet of vehicles and to lease such vehicles to Independent Contractors ("ICs") to service outsourced customer business endeavors. When in full operation, the Peritas / Velocity arrangement will be one where Velocity provides administrative services to Peritas for a fee and Peritas provides vehicle leases to ICs interested in providing outsource services to some customers on behalf of Velocity.

For the fiscal 2005 quarter ended October 2, 2004 the operations of Peritas have been consolidated. Such operations provided a minimal net income to Velocity of $127,000 on net sales of $344,000.

During the second quarter of fiscal 2005 TH Lee Putnam Ventures, a major investor in and related party to Velocity purchased 100% of Peritas from MCG Global [See footnote 8 SUBSEQUENT EVENTS].

5. LONG-TERM DEBT

Long-term debt consisted of the following:

	October 2, 2004	July 3, 2004
	(Amounts in thousands)	
Revolving note	$ 29,764	$ 29,531
Senior subordinated note	5,507	5,468
Other	1,800	1,244
	37,071	36,243
Less current maturities	(31,741)	(31,008)
Total	$ 5,330	$ 5,235

The Company maintains a revolving credit facility with Fleet Capital Corporation that allows for borrowings up to the lesser of $42.5 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at October 2, 2004), or, at the Company's election, at LIBOR plus 3.25%. As of October 2, 2004, the Company has 84% of the facility usage under LIBOR contracts at an interest rate of 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility terminates on December 31, 2006. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The

Company also maintains a $6.0 million senior subordinated note with interest payable quarterly at 15% per annum (to be reduced to 12% upon the occurrence of certain events), with a quarterly principal repayment schedule commencing January 2005 terminating with a final payment at October 31, 2007.

Substantially all of the Company's assets have been pledged to secure borrowings under the revolving credit facility and senior subordinated note. The Company is subject to certain restrictive covenants under the agreements, the more significant of which include limitations on capital asset expenditures, dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company has been required to maintain the following financial covenants:

- Capital expenditures may not exceed $2.75 million and $3.0 million, respectively for the fiscal years ending July 3, 2004 and July 2, 2005.
- EBITDA must exceed $0.75 million, $2.0 million, $2.5 million, and $3.3 million, respectively for the three month period ending January 1, 2005, the six month period ending April 2, 2005, and the six month period ending July 2, 2005, and each six month period thereafter.
- Interest Coverage ratios must exceed 1.2 to 1, 1.5 to 1, and 2.2 to 1, respectively for the three month period ending January 1, 2005; the six month period ending April 2, 2005; and the nine month period ending July 2, 2005.

On March 31, 2004 and July 1, 2004, the Company entered into the third and fourth amendments, respectively, to the amended and restated revolving credit facility with Fleet. The purpose of these amendments was to reset certain of the financial covenants provided for in the agreement discussed above.

As of July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit and its senior subordinated debt facilities. Pursuant to the Company's receipt of $21.0 million of investment capital, on December 21, 2004 the Company obtained waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) Availability under the credit facility for each day of the immediately preceding thirty days is greater than or equal to $1,000,000.

6. SHAREHOLDERS' EQUITY

Series J Convertible Preferred Stock – In February 2004, the Company's Board of Directors authorized the sale of up to $12.0 million of Series J Convertible Preferred Stock ("Series J Preferred") through a private placement. Pursuant to Stock Purchase Agreements entered into during March, April and July 2004, the Company contracted to issue, upon shareholder approval, 7,999,993 shares of Series J Preferred to investors for $1.50 per share. As part of the Board's action it approved the option of funding the investment in the Series J Preferred by TH Lee Putnam Ventures in the form of a letter of credit that would later be replaced by a cash investment in a like amount. This transaction was completed between the Company and TH Lee Putnam Ventures, and it affiliates, on July 26, 2004. Since the Company has not received cash as of October 2, 2004, $7.5 million has been reflected in stockholder equity as a Subscription Receivable—Related Party. The issuance of the Series J Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. TH Lee Putnam Ventures & MCG Global, who control a majority of the shares, have agreed to vote for such approvals. Additionally, shareholder approval is required to increase the number of authorized shares of the

Company's stock by an amount sufficient to provide for the issuance of all the preferred shares. The initial conversion price of the Series J Preferred is $0.15 per common share, and, at the time the stock purchase agreements were entered into, assuming that the Series J Preferred were issued and convertible then, each share of Series J Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series J Preferred is convertible are subject to adjustment in order to prevent dilution. The Series J Preferred was deemed to have contained a beneficial conversion amounting to $12.0 million, $4.6 million of which was recognized in the fourth quarter of fiscal 2004, and $7.4 million of which was recognized in the first quarter of fiscal 2005, as charges against net income (loss) available to common shareholders in the respective fiscal quarters.

Series K Convertible Preferred Stock – On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25.0 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares, have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. This sale of Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders at the time of the sale. The Company began selling its Series K Preferred on August 23, 2004. Subsequent to the end of the first quarter, on December 21, 2004, the Company sold 2,584,800 additional shares of Series K Preferred for net proceeds of approximately $3.9 million to complete its sales of Series K Preferred. Upon completion of the sale of the Series K Preferred in the second fiscal quarter of 2005, the Company will be required to recognize a charge against net income (loss) available to common shareholders of approximately $3.9 million to reflect the beneficial conversion in the Series K Preferred.

7. LIQUIDITY

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company reported a loss from operations of approximately $5.6 million for the first fiscal quarter of 2004; and, had negative working capital of approximately $34.7 million at October 2, 2004.

At July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. These waivers were to be in effect through January 1, 2005; and pursuant to the Company's receipt of $21.0 million of investment capital [See footnote 8, SUBSEQUENT EVENTS], on December 21, 2004 the Company obtained additional waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) availability under the credit facility for each day of the immediate preceding thirty days is greater than or equal to $1,000,000.

8. SUBSEQUENT EVENTS

- **New Equity Investments**

Series M Convertible Preferred Stock – On December 21, 2004, the Company signed a purchase agreement to raise approximately $21.0 million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock ("Series M Preferred") upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. The Series M Preferred will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19% per annum. As part of the transaction, the investors required that the Company's charter be amended in a number of respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Series M Preferred will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series M Preferred plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes. The Series M Preferred is deemed to contain a beneficial conversion amounting to $21 million which will be recognized at the time of the sale as a charge against net income (loss) available to common shareholders.

Management believes the investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

Warrant to Purchase Common Stock – As part of the Series M Preferred private placement, THLPV agreed to extend for a two-year period the July 1, 2004 capital contribution agreement previously entered into between THLPV and the Company's lenders in support of the Company's revolving credit facility. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty-day period following the notification. In exchange for entering into the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement, the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase 9,677,553 shares of common stock. The term of the warrant will be five years, and the warrant will have an exercise price of $0.0001 per share. Due to the pricing of the warrant, the Company will be required to record a charge.

Series L Convertible Preferred Stock – The Company entered into a Stock Purchase Agreement on December 21, 2004, pursuant to which the Company sold, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all of the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares, have agreed to vote for such approvals. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

- **Peritas LLC**

During November 2004, the Company's Consolidated Financial Interest Entity was purchased by THLee Putnam Ventures from a third party. The Company will continue, on a forward basis, to enjoy a strategic relationship with Peritas pursuant to customer service and business development. As TH Lee Putnam Ventures is a significant investor in the Company, the business relationship and extent of interactivity will hereafter be disclosed along with related party transactions. The future need to consolidate Peritas as part of the Company's financial statements will be determined based upon the requirements as set forth in FIN No. 46.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

VELOCITY EXPRESS CORPORATION AND SUBSIDIARIES

In accordance with the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements in this Form 10-Q and elsewhere which are forward-looking and which provide other than historical information, involve risks and uncertainties that may impact the Company's results of operations. These forward-looking statements include, among others, statements concerning the Company's general business strategies, financing decisions, and expectations for funding capital expenditures and operations in the future. When used herein, the words "believe," "plan," "continue," "hope," "estimate," "project," "intend," "expect," and similar expressions are intended to identify such forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, no statements contained in this Form 10-Q should be relied upon as predictions of future events. Such statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise and may be incapable of being realized. The risks and uncertainties inherent in these forward-looking statements could cause results to differ materially from those expressed in or implied by these statements.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date hereof. The information contained in this Form 10-Q is believed by the Company to be accurate as of the date hereof. Changes may occur after that date, and the Company will not update that information except as required by law in the normal course of its public disclosure practices.

Overview

The Company is engaged in the business of providing same-day time-critical logistics solutions to individual consumers and businesses, primarily in the United States with limited operations in Canada.

The Company has one of the largest nationwide networks of time-critical logistics solutions in the United States and is a leading provider of scheduled, distribution and expedited logistics services. The Company's service offerings are divided into the following categories:

- Scheduled logistics consisting of the daily pickup and delivery of parcels with narrowly defined time schedules predetermined by the customer, for example, financial institutions that need a wide variety of services including the pickup and delivery of non-negotiable instruments, primarily canceled checks and ATM receipts, the delivery of office supplies, and the transfer of inter-office mail and correspondence.
- Distribution logistics consisting of the receipt of customer bulk shipments that are divided and sorted at major metropolitan locations and delivered into multiple routes with defined endpoints and more broadly defined time schedules. Customers utilizing distribution logistics normally include pharmaceutical wholesalers, retailers, manufacturers or other companies who must distribute merchandise every day from a single point of origin to many locations within a clearly defined geographic region.
- Expedited logistics consisting of unique and expedited point-to-point service for customers with extremely time sensitive delivery requirements. Most expedited logistics services occur within a major metropolitan area or radius of 40 miles, and the Company usually offers one-hour, two- to four-hour and over four-hour delivery services depending on the customer's time requirements. These services are typically available 24 hours a day, seven days a week. Expedited logistics services also include critical parts management and delivery for companies.

The Company's customers represent a variety of industries and utilize the Company's services across multiple service offerings. Revenue categories and percentages of total revenue for the quarters ended October 2, 2004 and September 27, 2003 are as follows:

	2004	2003
Commercial & office products	38.7%	39.1%
Financial services	28.6%	26.4%
Healthcare	19.1%	21.8%
Transportation & logistics	7.7%	4.7%
Energy	4.5%	4.4%
Technology	1.4%	3.6%

With the enactment of the Federal Law known as Check 21, on October 28, 2004, the Company anticipates continued derogation of financial services revenue as financial institutions will now electronically scan and process checks, without the required need to move the physical documents to the clearing institution. More than off-setting this derogation of revenue in the Financial Services industry, the Company believes it will continue to benefit from the growth in Healthcare and Healthcare related services industries within the United States, and be able to effectively leverage their broad coverage footprint to capitalize on this national growth industry.

During fiscal 2005, the Company plans to continue to invest in automated technologies that will increase their competitive advantage in the market by providing more economical delivery routing, enhance and automated package tracking, and increased productivity from both a frontline delivery and back office perspective. During fiscal 2004, the Company spent over $3 million, in the development and implementation of route management software solutions that are anticipated to have a significant impact on reducing overall delivery cost, and increasing the Company's ability to better manage their variable operating cost. These initiatives will be fine tuned over the next 12 to 24 months, and are anticipated to be applied across all services offering categories, allowing the Company to become more profitable and price competitive, through optimized route management and delivery density.

Historical Results of Operations

In connection with the preparation of the Company's consolidated financial statements for the year ended July 3, 2004 certain significant internal control deficiencies became evident to management that, in the aggregate, represent material weaknesses, including, inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters; failure to perform timely cutoff and reviews, substantiation and evaluation of certain general ledger account balances; inadequate procurement procedures; lack of procedures or expertise needed to prepare all required disclosures; and evidence that employees lack the experience and training to fulfill their assigned functions. A material weakness is a significant deficiency in one or more of the internal control components that alone or in the aggregate precludes the Company's internal controls from reducing to an appropriately low level the risk that material misstatements in its financial statements will not be prevented or detected on a timely basis. If the Company is unable to correct these weaknesses in a timely manner it will represent a risk.

As part of the Company's year-end closing, expenses were identified which may have a material impact on the reported results of prior fiscal quarters. Management's attempts to accurately quantify the extent of the required inter-quarter reclassification(s), and then to access the need to restate prior quarters' reported results, have been precluded from definitive completion by the very weaknesses identified herein. As such, attempts to completely quantify and accurately allocate quarter-specific amounts were not possible; and therefore all fiscal year-end adjustments were recorded as part of the Company's fourth quarter results. Corrections of the underlying weaknesses have been identified, and annual fiscal results are fairly stated.

Revenue for the quarter ended October 2, 2004 decreased $8.7 million or 11.4% to $67.9 million from $76.6 million for the quarter ended September 27, 2003. The decrease in revenue for the quarter ended October 2, 2004 compared to the same period last year is related to lower volume experienced as a result of customer attrition, revenue loss associated with pricing pressure, and customer freight volume fluctuations of approximately $14.7 million. This decline was offset by revenue growth during the quarter from new customer contracts and expansion within existing customers of approximately $6.0 million.

Cost of services for the quarter ended October 2, 2004 was $55.1 million, a decrease of $6.0 million or 9.8% from $61.1 million for the quarter ended September 27, 2003. The reduction in cost is a result of decreased business volumes, which accounted for a reduction of $7.0 million, offset by cost increases of $1 million, which are primarily increased insurance premiums. As a result, gross margin declined from 20.3% in the prior year quarter to 18.9% for the quarter ended October 2, 2004. The Company has renegotiated new insurance policies which are effective as of January 1, 2005 at significantly lower rates. The Company has also developed systems to more accurately manage driver pay in response to revenue pricing changes allowing the Company to be more responsive to volume changes.

Selling, general and administrative ("SG&A") expenses for the quarter ended October 2, 2004 were $15.0 million or 22.1% of revenue, an increase of $1.9 million or 14.7% as compared with $13.1 million or 17.1% of revenue for the quarter ended September 27, 2003. The increase in SG&A for the quarter resulted primarily from the Company's moving its headquarters from Minneapolis to Westport, Connecticut and the costs associated with duplicate financial staffs during the transition.

Occupancy charges for the quarter ended October 2, 2004 was $3.4 million, an increase of $0.2 million or 7.3% from $3.2 million for the quarter ended September 27, 2003.

Interest expense for the quarter ended October 2, 2004 decreased $0.2 million to $0.8 million from $1.0 million for the quarter ended September 27, 2003. Interest expense related to the Company's borrowings decreased over the same period in the prior year as a result of lower average borrowings.

As a result of the foregoing factors and a beneficial conversion feature of $18.3 million (Series J Preferred—$7.4 million; Series K Preferred—$10.9 million), the net loss applicable to common shareholders, for the quarter ended October 2, 2004 was $24.6 million, compared with a net loss applicable to common shareholders of $1.8 million for the same period in fiscal 2003, a decline of $22.8 million.

Liquidity and Capital Resources

Cash used in operations was $9.3 million for the first quarter of fiscal 2005. Of the $9.3 million of negative cash flow, approximately $4.6 million was as a result of operations and $4.7 used was as a result of working capital changes. Cash used as a result of the increase in accounts receivable was approximately $2.3 million as a result of reduced collections for the period. Accounts payable used approximately $1.3 million as a result of changes in vendor demands for payments. The remaining use of working capital of $1.1 million was due to funding of insurance, legal and other miscellaneous claims.

Cash used as a result of investing activities was $1.7 million for the first quarter of fiscal 2005 and consisted primarily of capital expenditures for the Company's continued implementation of the customer-driven technology solutions initiative. The Company's customer-driven technology solutions initiative is comprised mainly of two elements: (i) smart package tracking technology which will provide a single source of aggregated delivery information to national customers, and (ii) a customer-oriented web portal for online information access to provide package tracking, chain-of-custody updates, electronic signature capture, and real-time proof of delivery retrieval.

Cash provided as a result of financing activities amounted to $11.8 million during first quarter of fiscal 2005. The primary source of cash was from issuance of preferred stock, net of subscription receivables which provided $10.8 million. Net borrowings on the revolving credit facility provided $1.1 million.

As of October 2, 2004, the Company had no outstanding purchase commitments for capital improvements.

The Company reported a loss from operations of approximately $5.6 million for the first quarter of fiscal 2005 and has negative working capital of approximately $31.5 million at October 2, 2004.

On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MGC Global, who control a majority of the shares, have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. This sale of Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders. The Company began selling its Series K Preferred on August 23, 2004 and has not completed the sale of the total authorized Series K Preferred. Upon the sale of any additional shares of Series K Preferred, the Company may again be required to recognize a charge against net income (loss) available to common shareholders to reflect beneficial conversion.

On December 21, 2004, the Company signed a purchase agreement to raise approximately $21.million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. . The Preferred Series M Stock will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19%. As part of the transaction, the investors required that the Company's charter be amended in a number or respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Preferred Series M will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Preferred Series M Stock plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year; and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

As part of the above-described Series M private placement, the new investors required that TH Lee Putnam Ventures ("THLPV") reach an agreement to extend, for a two-year period, the July 1, 2004 capital contribution agreement previously entered into between THLPV and the lenders. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty (30) day period following the notification. In exchange for entering in to the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase shares of common stock equal to 1% of the fully diluted common stock of the Company on a fully converted basis. The term of the warrant will be five years and will have an exercise price of $0.0001. Due to the pricing of the warrant, the Company expects to take a charge

On December 20, 2004, the Company's Board of Directors authorized the sale of up to $7.0 million of Series L Convertible Preferred Stock ("Series L Preferred") through a private placement. The purchaser will be TH Lee Putnam Ventures and its related affiliates. The Company entered into a Stock Purchase Agreement on December 21, 2004, pursuant to which the Company will sell, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The consideration for the Series L will consist of cancellation of the Company's obligation to repay the investor the funds paid by the investor to the Company's senior lender to support the Company's revolving credit facility. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

During fiscal 2005, the Company intends to aggressively focus its efforts on positive cash flow and continue improved operating performance. These activities include, but are not limited to, implementation of the Company's routing optimization software, maximization of the effectiveness of the variable cost model, implementation of customer-driven technology solutions, and improved leveraging of the consolidated back office SG&A platform.

The Company maintains a revolving credit facility with Fleet Capital Corporation that allows for borrowings up to the lesser of $42.5 million or an amount based on a defined portion of receivables. Interest is payable monthly at a rate of prime plus 1.25% (5.5% at October 2, 2004), or, at the Company's election, at LIBOR plus 3.25%. As of October 2, 2004, the Company has 84% of the facility usage under LIBOR contracts at an interest rate of 4.5%. In addition, the Company is required to pay a commitment fee of 0.375% on unused amounts of the total commitment, as defined in the agreement. The facility terminates on December 31, 2006. The Company's accounts receivable have been pledged to secure borrowings under the revolving note. The Company is subject to certain restrictive covenants, the more significant of which include limitations on dividends, acquisitions, new indebtedness and changes in capital structure. The Company is also required to maintain financial covenants related to capital expenditures and maintaining of minimum availability levels. The Company also maintains a $6.0 million senior subordinated note with interest payable quarterly at 15% per annum (to be reduced to 12% upon the occurrence of certain events), with a quarterly principal repayment schedule commencing January 2005 terminating with a final payment at October 31, 2007.

Substantially all of the Company's assets have been pledged to secure borrowings under the revolving credit facility and senior subordinated note. The Company is subject to certain restrictive covenants under the agreements, the more significant of which include limitations on capital asset expenditures, dividends, acquisitions, new indebtedness in excess of $0.5 million and changes in capital structure. The Company is also required to maintain the following financial covenants:

- Capital expenditures may not exceed $2.75 million and $3.0 million, respectively for the fiscal years ending July 3, 2004 and July 2, 2005.
- EBITDA must exceed $0.75 million, $2.0 million, $2.5 million, and $3.3 million, respectively for the three month period ending January 1, 2005, the six month period ending April 2, 2005, and the six month period ending July 2, 2005, and each six month period thereafter.

- Interest Coverage ratios must exceed 1.2 to 1, 1.5 to 1, and 2.2 to 1, respectively for the three month period ending January 1, 2005; the six month period ending April 2, 2005; and the nine month period ending July 2, 2005.

At July 3, 2004, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. These waivers are in effect through January 1, 2005; and pursuant to the Company's December 2004 receipt of $21.0 million of investment capital, the Company has finalized the extensions of the waivers for an additional two years.

On March 31, 2004 and July 1, 2004, the Company entered into the third and fourth amendments, respectively, to the amended and restated revolving credit facility with Fleet. The purpose of these amendments was to reset certain of the financial covenants provided for in the agreement discussed above.

In connection with amending and restating the revolving credit facility and obtaining the senior subordinated note, the Company was required to obtain an additional $25.2 million of investment capital. As part of this equity raise, the Company borrowed $1.0 million during the first quarter of fiscal 2004 from an individual investor with an agreement to repay the principal and interest within 90 days. During the second quarter, the indebtedness to the individual investor plus the interest thereon as well as $0.1 million of other borrowings were converted to Series I Convertible Preferred Stock.

The company is continuing to pursue operational efficiencies through conversion of employee drivers to independent contractors, will reduce its back office workforce, and is pursuing savings in other areas.

Risk Factors

Customer Contractual Commitments

The Company's contracts with its commercial customers typically have a term of one to three years, but are terminable upon 30 or 60 days notice. Although the Company has no reason to believe that these contracts will be terminated prior to the expiration of their terms, early termination of these contracts could have a material adverse effect on the Company's business, financial condition and results of operations.

Highly Competitive Industry

The market for same-day delivery and logistics services has been and is expected to remain highly competitive. Competition is often intense, particularly for basic delivery services. High fragmentation and low barriers to entry characterize the industry. Other companies in the industry compete with the Company not only for provision of services but also for qualified drivers. Some of these companies have longer operating histories and greater financial and other resources than the Company. Additionally, companies that do not currently operate delivery and logistics businesses may enter the industry in the future.

Claims Exposure

As of October 2, 2004, the Company utilized the services of approximately 4,000 drivers and messengers. From time to time such persons are involved in accidents or other activities that may give rise to liability claims. The Company currently carries liability insurance with a per occurrence and an aggregate limit of $15 million. Owner-operators are required to maintain liability insurance of at least the minimum amounts required by applicable state or provincial law. The Company also has insurance policies covering property and fiduciary trust liability, which coverage includes all drivers and messengers. There can be no assurance that claims against the Company, whether under the liability insurance or the surety bonds, will not exceed the applicable amount of coverage, that the Company's insurer will be solvent at the time of settlement of an insured claim, or that the Company will be able to obtain insurance at acceptable levels and costs in the future. If the Company were to experience a material increase in the frequency or severity of accidents, liability claims, workers' compensation claims or unfavorable resolutions of claims, the Company's business, financial condition and results of operations could be materially adversely affected. In addition, significant increases in insurance costs could reduce the Company's profitability.

Certain Tax Matters Related to Drivers

A significant number of the Company's drivers are currently independent contractors (meaning that they are not its employees). From time to time, federal and state taxing authorities have sought to assert that independent contractor drivers in the same-day transportation and transportation industries are employees. The Company does not pay or withhold federal or state employment taxes with respect to drivers who are independent contractors. Although the Company believes that the independent contractors the Company utilizes are not employees under existing interpretations of federal and state laws, the Company cannot guarantee that federal and state authorities will not challenge this position or that other laws or regulations, including tax laws and laws relating to employment and workers' compensation, will not change. If the IRS were to successfully assert that the Company's independent contractors are in fact its employees, the Company would be required to pay withholding taxes, extend additional employee benefits to these persons and could be required to pay penalties or be subject to other liabilities as a result of incorrectly classifying employees. If drivers are deemed to be employees rather than independent contractors, the Company could be required to increase their compensation since they may no longer be receiving commission-based compensation. Any of the foregoing possibilities could increase the Company's operating costs and have a material adverse effect on its business, financial condition and results of operations.

Local Delivery Industry; General Economic Conditions

The Company's sales and earnings are especially sensitive to events that affect the delivery services industry including extreme weather conditions, economic factors affecting the Company's significant customers and shortages of or disputes with labor, any of which could result in the Company's inability to service its clients effectively or the inability of the Company to profitably manage its operations. In addition, downturns in the level of general economic activity and employment in the U.S. or Canada may negatively impact demand for the Company's services.

Permits and Licensing

Although certain aspects of the transportation industry have been significantly deregulated, the Company's delivery operations are still subject to various federal (U.S. and Canadian), state, provincial and local laws, ordinances and regulations that in many instances require certificates, permits and licenses. Failure by the Company to maintain required certificates, permits or licenses or to comply with applicable laws, ordinances or regulations could result in substantial fines or possible revocation of the Company's authority to conduct certain of its operations.

Dependence on Key Personnel

The Company's success is largely dependent on the skills, experience and performance of certain key members of its management. The loss of the services of any of these key employees could have a material adverse effect on the Company's business, financial condition and results of operations. The Company's future success and plans for growth also depend on its ability to attract and retain skilled personnel in all areas of its business. There is strong competition for skilled personnel in the same-day delivery and logistics businesses.

Dependence on Availability of Qualified Delivery Personnel

The Company is dependent upon its ability to attract and retain, as employees or through independent contractor or other arrangements, qualified delivery personnel who possess the skills and experience necessary to meet the needs of its operations. The Company competes in markets in which unemployment is generally relatively low and the competition for owner-operators and other employees is intense. The Company must continually evaluate and upgrade its pool of available owner-operators to keep pace with demands for delivery services. There can be no assurance that qualified delivery personnel will continue to be available in sufficient numbers and on terms acceptable to the Company. The inability to attract and retain qualified delivery personnel could have a material adverse impact on the Company's business, financial condition and results of operations.

Volatility of Stock Price

Prices for the Company's common stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for the common stock, investor perception of the Company and general economic and market conditions. Variations in the Company's operating results, general trends in the industry and other factors could cause the market price of the common stock to fluctuate significantly. In addition, general trends and developments in the industry, government regulation and other factors could have a significant impact on the price of the common stock. The stock market has, on occasion, experienced extreme price and volume fluctuations that have often particularly affected market prices for smaller companies and that often have been unrelated or disproportionate to the operating performance of the affected companies, and the price of the common stock could be affected by such fluctuations.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

The Company's operations are not currently subject to material market risks for interest rates, foreign currency rates, or other market price risks. However, the Company has revolving debt of $29.8 million at October 2, 2004. If the entire revolving credit facility were subject to a one percentage point change in the borrowing rate, the corresponding annualized effect on interest expense would be $298,000.

ITEM 4. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, under the supervision and with the participation of the Company's management, including the company's Chief Executive Officer (CEO) and Chief Financial Officer (CFO) (the "Certifying Officers"), the Company carried out an evaluation of the effectiveness of its "disclosure controls and procedures" (as the term is defined in the Securities Exchange Act of 1934, as amended (the "Act") Rules 13a-15(e) and 15d-15(e) to mean controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including the Certifying Officers, to allow timely decisions regarding required disclosure).

As we reported in our Form 10-K for the fiscal year ended July 3, 2004 (filed December 23, 2004), in connection with the audit of our financial statements for that year, we identified significant deficiencies which represented a material weakness, caused by the Company's relocation of its Finance function during the 4th fiscal quarter of that year; and related to inadequate staffing and supervision leading to the untimely identification and resolution of certain accounting matters; failure to perform timely cutoff and reviews, substantiation and evaluation of certain general ledger account balances; inadequate procurement procedures; lack of procedures or expertise needed to prepare all required disclosures; and evidence that employees lack the experience and training to fulfill their assigned functions, Based on this evaluation, the Certifying Officers concluded that the Company's disclosure controls and procedures were not effective to ensure that material information was recorded, processed, summarized and reported by management of the Company on a timely basis in order to comply with the Company's disclosure obligations under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder. As we reported this material weakness in our Form 10-K under "ITEM 9A.Controls and Procedures" filed December 23, 2004, such material weakness and associated ineffectiveness also existed at October 2, 2004.

(b) Changes in internal controls over financial reporting

As described in section (b) above, on December 23, 2004 we reported a material weakness as of July 3, 2004. The Company has taken steps to attempt to improve its internal controls and its control environment. The Company has appointed a new Chief Financial Officer to provide oversight of the monthly financial closing, data analysis, account reconciliation and cutoff, and is restructuring its Finance organization to address the defined weaknesses and implement appropriate accounting & documentation standards, staff training and mentoring, period cutoff and supervisory review, and timeliness of reporting. The Company believes that the corrective steps described herein will enable management to conclude that the internal controls over its financial reporting are effective when they are fully implemented The Company will continue its efforts to identify, assess and correct any additional weaknesses in internal control.

PART II

ITEM 1. LEGAL PROCEEDINGS.

The Company is a party to litigation and has claims asserted against it incidental to its business. Most of such claims are routine litigation that involve workers' compensation claims, claims arising out of vehicle accidents and other claims arising out of the performance of same-day transportation services. The Company carries workers' compensation insurance and auto liability coverage for its employees. The Company and its subsidiaries are also named as defendants in various employment-related lawsuits arising in the ordinary course of the business of the Company. The Company vigorously defends against all of the foregoing claims.

The Company has established reserves for litigation, which it believes are adequate. The Company reviews its litigation matters on a regular basis to evaluate the demands and likelihood of settlements and litigation related expenses. Based on this review, the Company does not believe that the pending active lawsuits, if resolved or settled unfavorably to the Company, would have a material adverse effect upon the Company's balance sheet or results of operations. The Company has managed to fund settlements and litigation expenses through cash flow and believes that it will be able to do so going forward. Settlements and litigation expenses have not had a material impact on cash flow and the Company believes they will not have a material impact going forward.

Cautionary Statements Regarding Pending Litigation and Claims

The Company's statements above concerning pending litigation constitute forward-looking statements. Investors should consider that there are many important factors that could adversely affect the Company's assumptions and the outcome of claims, and cause actual results to differ materially from those projected in the forward-looking statements. These factors include:

- The Company has made estimates of its exposure in connection with the lawsuits and claims that have been made. As a result of litigation or settlement of cases, the actual amount of exposure in a given case could differ materially from that projected. In addition, in some instances, the Company's liability for claims may increase or decrease depending upon the ultimate development of those claims.
- In estimating the Company's exposure to claims, the Company is relying upon its assessment of insurance coverages and the availability of insurance. In some instances insurers could contest their obligation to indemnify the Company for certain claims, based upon insurance policy exclusions or limitations. In addition, from time to time, in connection with routine litigation incidental to the Company's business, plaintiffs may bring claims against the Company that may include undetermined amounts of punitive damages. The Company is currently not aware of any such punitive damages claim or claims in the aggregate which would exceed 10% of its current assets. Such punitive damages are not normally covered by insurance.

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS.

Series J Convertible Preferred Stock – In February 2004, the Company's Board of Directors authorized the sale of up to $12.0 million of Series J Convertible Preferred Stock ("Series J Preferred") through a private placement. Pursuant to Stock Purchase Agreements entered into during March, April and July 2004, the Company contracted to issue, upon shareholder approval, 7,999,993 shares of Series J Preferred to investors for $1.50 per share for net proceeds of $12.0 million. As part of the Board's action it approved the option of funding the investment in the Series J Preferred by TH Lee Putnam Ventures in the form of a letter of credit that would later be replaced by a cash investment in a like amount. This transaction was completed between the Company and TH Lee Putnam Ventures, and it affiliates, on July 26, 2004. The issuance of the Series J Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. TH Lee Putnam Ventures & MCG Global, who control a majority of the shares, have agreed to vote for such approvals. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's stock by an amount sufficient to provide for the issuance of all the preferred shares. The initial conversion price of the Series J Preferred is $0.15 per common share, and, at the time the stock purchase agreements were entered into, assuming that the Series J Preferred were issued and convertible then, each share of Series J Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series J Preferred is convertible are subject to adjustment in order to prevent dilution. The Series J Preferred was deemed to have contained a beneficial conversion amounting to $12.0 million, $4.6 million of which was recognized in the fourth quarter of fiscal 2004, and $7.4 million of which was recognized in the first quarter of fiscal 2005, as charges against net income (loss) available to common shareholders in the respective fiscal quarters.

Series K Convertible Preferred Stock – On June 30, 2004, the Company's Board of Directors authorized the sale of up to $25.0 million of Series K Convertible Preferred Stock ("Series K Preferred") through a private placement. Pursuant to a Stock Purchase Agreement entered into on August 23, 2004, the Company sold, pending shareholder approval, 7,266,666 shares of Series K Preferred to investors for $1.50 per share and received net proceeds of approximately $10.9 million. The issuance of the Series K Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares, have agreed to vote for such approvals. The initial conversion price of the Series K Preferred is $0.15 per common share, and, at the time the stock purchase agreements were executed, assuming that the Series K Preferred were issued and convertible then, each share of Series K Preferred was convertible into ten shares of the Company's common stock. Both the conversion price and the number of common shares into which the Series K Preferred is convertible are subject to adjustment in order to prevent dilution. This sale of Series K Preferred was deemed to have contained a beneficial conversion amounting to $10.9 million which was recognized as a deemed dividend to preferred shareholders at the time of the sale. The Company began selling its Series K Preferred on August 23, 2004. Subsequent to the end of the first quarter, on December 21, 2004, the Company sold 2,584,800 additional shares of Series K Preferred for net proceeds of approximately $3.9 million to complete its sales of Series K Preferred. Upon completion of the sale of the Series K Preferred in the second fiscal quarter of 2005, the Company will be required to recognize a charge against net income (loss) available to common shareholders of approximately $3.9 million to reflect the beneficial conversion in the Series K Preferred.

Series L Convertible Preferred Stock – On December 20, 2004, the Company's Board of Directors authorized the sale of up to $7.0 million of Series L Convertible Preferred Stock ("Series L Preferred") through a private placement to TH Lee Putnam Ventures and its related affiliates. The Company entered into a Stock Purchase Agreement on December 21, 2004, pursuant to which the Company will sell, pending shareholder approval, 7,000,000 shares of Series L Preferred to investors for $1.00 per share for net proceeds of approximately $7.0 million. The consideration for the Series L will consist of cancellation of the Company's obligation to repay the investor the funds paid by the investor to the Company's senior lender to support the Company's revolving credit facility. The issuance of the Series L Preferred is subject to shareholder approval and is non-voting unless it is converted into common stock. Additionally, shareholder approval is required to increase the number of authorized shares of the Company's common stock by an amount sufficient to provide for the issuance of all of the preferred shares. TH Lee Putnam Ventures and MCG Global, who control a majority of the shares, have agreed to vote for such approvals. The conversion price of the Series L Preferred is $0.10 per common share, and, at the time the stock purchase agreements are executed, assuming that the Series L Preferred were issued and convertible then, each share of Series L Preferred will be convertible into ten shares of the Company's common stock. Based on the pricing of the Series L Preferred, the sale of Series L Preferred is expected to contain a beneficial conversion amounting to $7.0 million which will be recognized as a deemed dividend to preferred shareholders at the time of the sale and a charge against net income (loss) available to common shareholders.

Series M Convertible Preferred Stock – On December 21, 2004, the Company signed a purchase agreement to raise approximately $21.0 million of new equity capital investment. The investment is initially in the form of a convertible note that will automatically convert into Series M Convertible Preferred Stock ("Series M Preferred") upon approval of the transaction by the Company's shareholders. The proceeds will be used for general working capital needs consistent with financial budgets approved from time to time by the Company's Board of Directors. The Series M Preferred will accrue cumulative PIK dividends equal to 6% per annum. In the event the Company's shareholders do not approve the transaction, the interest rate will increase to 19% per annum. As part of the transaction, the investors required that the Company's charter be amended in a number of respects, including a requirement that, upon shareholder approval for the transaction, all preferred shareholders automatically convert their shares of preferred stock to common stock. In the event of any liquidation or winding up of the Company, the holders of the Series M Preferred will be entitled to a preference on liquidation equal to one times (1x) the original purchase price of the Series M Preferred plus accrued and unpaid dividends. A consolidation or merger of the Company or a sale of substantially all of its assets shall be treated as a liquidation for these purposes.

The investment will provide the Company with sufficient working capital resources to provide for the anticipated liquidity needs for the fiscal year and to position the Company to accept definitive and available business with existing and new customers by settling their respective concerns about the Company's ability to service their respective business needs on a continuing basis.

Warrant to Purchase Common Stock – As part of the Series M Preferred private placement, THLPV agreed to extend for a two-year period the July 1, 2004 capital contribution agreement previously entered into between THLPV and the Company's lenders in support of the Company's revolving credit facility. Under the terms of the capital contribution agreement, in the event that THLPV elects to not provide further financial support for the Company, THLPV is required to notify the Company's lenders of such decision and provide specific levels of financial support for a thirty-day period following the notification. In exchange for entering into the capital contribution agreement, the lenders agreed to waive certain financial covenants under the Company's credit facilities. At the time, THLPV did not receive any compensation in exchange for entering into the capital contribution agreement. As part of the extension of the capital contribution agreement, the Company agreed to issue to THLPV, subject to shareholder approval, a warrant to purchase 9,677,553 shares of common stock. The term of the warrant will be five years, and the warrant will have an exercise price of $0.0001 per share. Due to the pricing of the warrant, the Company will be required to record a charge.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES.

As of October 2, 2004, the Company was not in compliance with the minimum availability or interest coverage ratio covenants in the revolving credit facility and the interest coverage ratio covenant in the senior subordinated debt facility. However, the Company had in place waivers of its financial debt covenants related to its revolving credit facility and its senior subordinated debt facility. These waivers are in effect through January 1, 2005; and pursuant to the Company's receipt of $21.0 million of investment capital [See footnote 8 SUBSEQUENT EVENTS], on December 21, 2004 the Company obtained waivers and consents from its lenders. The lenders waived all existing defaults and delayed the start date for the financial covenants for both minimum EBITDA and interest coverage ratio until the earlier of January 1, 2007 and the date upon which the (a) Company's EBITDA for each of two consecutive months equals or exceeds the Company's fixed charges (interest expense and scheduled principal payments due with respect to Money Borrowed) for the applicable month and (b) Availability under the credit facility for each day of the immediately preceding thirty days is greater than or equal to $1,000,000.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not Applicable.

ITEM 5. OTHER INFORMATION.

Not Applicable.

ITEM 6. EXHIBITS AND REPORTS ON FORM 8-K.

a. Exhibits required by Item 601 of Regulation S-K:

31.1 Section 302 Certification of CEO

31.2 Section 302 Certification of CFO

32.1 Certification of Chief Executive Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

32.2 Certification of Chief Financial Officer pursuant to 18 U.S.C as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

b. Reports on Form 8-K

None

SIGNATURES

In accordance with the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned; thereunto duly authorized, in the City of Westport, State of Connecticut on January 14, 2005.

VELOCITY EXPRESS CORPORATION.

By /s/ VINCENT A. WASIK

Vincent A. Wasik
Chief Executive Officer

By /s/ DANIEL R. DEFAZIO

Daniel R. DeFazio
Chief Financial Officer


Velocity

Velocity Express, Inc.
One Morningside Drive
Suite 200
Westport, CT 06880

www.velocityexp.com